SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

DUSA PHARMACEUTICALS, INC.

(Name of Subject Company)

DUSA PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

266898105

(CUSIP Number of Class of Securities)

Robert F. Doman

Chief Executive Officer

25 Upton Drive

Wilmington, MA 01887

(978) 657-7500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street, Suite 250

Princeton, NJ 08540

(609) 514-8542

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the subject company is DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Company” or “DUSA”), and the address of the principal executive offices of the Company is 25 Upton Drive, Wilmington, MA 01887. The telephone number for its principal executive offices is (978) 657-7500.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Annexes and Exhibits hereto, this “Schedule 14D-9”) relates is common stock, no par value (the “Common Stock”) of the Company (each share of Common Stock a “Share” and, collectively, the “Shares”). The holders of the Shares are hereinafter referred to as the “Shareholders”. As of November  7, 2012, the Company had 25,027,683 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the cash tender offer (the “Tender Offer” or “Offer”) by Caraco Acquisition Corporation (“Acquisition Sub”), a New Jersey corporation, a wholly-owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation (“CPL”), a subsidiary of Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), to purchase all of DUSA’s outstanding Shares at a price of $8.00 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase dated November 21, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Acquisition Sub with the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 2012.

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 8, 2012 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Sun Pharma, Acquisition Sub and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Sun Pharma assigned its rights under the Merger Agreement as of November 16, 2012 to CPL. Notwithstanding such assignment, in accordance with the terms of the Merger Agreement Sun Pharma remains liable and obligated under the Merger Agreement. The Merger Agreement provides, among other things, for the making of the Offer by Acquisition Sub. Upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the New Jersey Business Corporation Act (the “NJBCA”), following the time Acquisition Sub accepts for payment any Shares validly tendered and not properly withdrawn pursuant to the Offer, Acquisition Sub will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation and a wholly-owned subsidiary of CPL, a subsidiary of Sun Pharma (the “Surviving Corporation”), and the separate corporate existence of Acquisition Sub will cease. At the effective time of the Merger (the “Effective Time”), the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares held in the treasury of the Company and Shares owned by Sun Pharma, CPL, or any direct or indirect subsidiary of Sun Pharma, CPL or the Company, all of which will be cancelled), will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The foregoing description of the Merger Agreement and the Offer is qualified in its entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal which are filed as Exhibits (e)(1), (a)(1), and (a)(2), respectively, to this Schedule 14D-9 and incorporated herein by reference.

The Schedule TO states that the business address and telephone number of Acquisition Sub is 1150 Elijah McCoy Drive, Detroit, Michigan 48202, (313) 871-8400.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex A and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below, the Information Statement or in the Company’s Proxy Statement on Schedule 14A filed with the SEC on April 18, 2012, as incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates and either (i) the Company’s executive officers, directors or affiliates or (ii) Sun Pharma, CPL or Acquisition Sub or their respective executive officers, directors or affiliates.

(a) Agreements Between the Company and its Executive Officers and Directors.

Interests of Certain Persons. Certain members of the Company’s management and Board of Directors (the “Board”) may be deemed to have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) that are different from or in addition to their interests as the Shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Transactions. The consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to certain executive officers and directors of the Company with respect to severance and certain other benefits, as more fully described below.

Cash Payable for Outstanding Shares Pursuant to the Offer. If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other Shareholders. As of November 8, 2012, the directors and executive officers of DUSA beneficially owned, in the aggregate, 854,596 Shares, excluding the Shares subject to exercise of Options and settlement of Restricted Shares (as such capitalized terms are defined in the Merger Agreement, and which are discussed below). If the directors and executive officers were to tender all 854,596 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition Sub, then the directors and executive officers would receive an aggregate of $6,836,768. To the knowledge of DUSA, to the extent permitted by applicable securities laws, rules or regulations including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he has sole dispositive power. See the information set forth in Item 3(d) below under the caption “Agreements among Sun Pharma, CPL, Acquisition Sub and each of the directors and executive officers of the Company – Support Agreements,” which information is incorporated herein by reference. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Securities Ownership of Management and Certain Beneficial Owners.”

Effect of the Offer and the Merger Agreement on DUSA Stock Options. Under the Merger Agreement, DUSA agreed to take all reasonable steps necessary to cause each unexercised Option (as defined in the Merger Agreement), whether vested or unvested, that is outstanding immediately prior to the Acceptance Time (as defined in the Merger Agreement) to become fully vested immediately prior to the Acceptance Time, and cancelled as of the Acceptance Time (without regard to the exercise price of such Option). The holders of each such Option will become entitled to receive an amount in cash equal to the product of (a) the excess, if any, of the amount of the Offer Price less the exercise price per share of

Common Stock subject to such Option and (b) the number of shares of Common Stock issuable under such Option, immediately prior to the Acceptance Time, without interest (such amount, the “Option Spread Value”) and less any applicable withholding taxes. The Option Spread Value will be paid to each holder of an Option as promptly as practicable after the Acceptance Time and in no event later than the first regular payroll cycle of the Company following the Acceptance Time. If the exercise price of any Option equals or exceeds the amount of the Offer Price, such Option will be cancelled as of the Acceptance Time without payment of additional consideration, and all rights with respect to such Option will terminate as of the Acceptance Time.

The table below sets forth information regarding the Options held by DUSA’s directors and executive officers as of November 8, 2012 having an exercise price per share of Common Stock less than $8.00 that would be cancelled and exchanged immediately prior to the Acceptance Time into the right to receive the Option Spread Value.

	Options with Exercise Prices under $8.00 to be Converted to the Option Spread Value
Name	Number of Shares	Exercise Price per Share
Robert F. Doman	50,000	$6.75
	60,000	$3.37
	28,500	$2.20
	187,400	$1.22
	130,000	$1.65
Richard C. Christopher	7,500	$1.60
	20,000	$6.75
	20,000	$3.37
	19,500	$2.20
	37,550	$1.22
	85,000	$1.65
William F. O’Dell	50,000	$6.90
	25,000	$3.37
	19,500	$2.20
	75,100	$1.22
	85,000	$1.65
Stuart L. Marcus	17,500	$6.75
	20,000	$3.37
	19,500	$2.20
	55,600	$1.22
	30,000	$1.65
Mark C. Carota	15,000	$6.75
	20,000	$3.37
	16,500	$2.20
	40,600	$1.22
	55,000	$1.65
Scott L. Lundahl	15,000	$6.75
	20,000	$3.37
	16,500	$2.20
	54,600	$1.22
	55,000	$1.65
Michael J. Todisco	4,000	$6.75
	15,000	$5.14
	20,000	$3.37
	16,500	$2.20
	27,800	$1.22
	52,000	$1.65
Jay M. Haft	10,000	$5.65
	10,000	$3.08
	10,000	$2.01
	10,000	$1.10
	10,000	$2.15

David M. Bartash	10,000	$2.51
	10,000	$5.65
	10,000	$3.08
	10,000	$2.01
	10,000	$1.10
	10,000	$2.15
David M. Wurzer	15,000	$2.34
Paul J. Hondros	15,000	$2.34
Alexander W. Casdin	15,000	$1.27
	10,000	$1.10
	10,000	$2.15
Alfred Altomari	15,000	$2.34
Magnus Moliteus	10,000	$5.65
	10,000	$3.08
	10,000	$2.15

The table below sets forth the total Option Spread Value of the Options held by each of DUSA’s directors and executive officers, as of November 8, 2012.

Name	Total Option Spread Value
Robert F. Doman	$2,601,672
Richard C. Christopher	$1,073,039
William F. O’Dell	$1,332,778
Stuart L. Marcus	$795,043
Mark C. Carota	$831,568
Scott L. Lundahl	$926,488
Michael J. Todisco	$754,884
Jay M. Haft	$260,100
David M. Bartash	$315,000
David M. Wurzer	$84,900
Paul J. Hondros	$84,900
Alexander W. Casdin	$228,450
Alfred Altomari	$84,900
Magnus Moliteus	$131,200

Effect of the Offer and the Merger Agreement on DUSA Restricted Shares. Under the Merger Agreement, each Restricted Share (as defined in the Merger Agreement) that is then outstanding and unvested shall immediately vest and become nonforfeitable, all restrictions and conditions applicable thereto shall lapse immediately prior to the Effective Time, and each Restricted Share shall be treated in the same manner as each other share of Common Stock in the Merger. The holder of each such Restricted Share will become entitled to receive an amount in cash equal to the amount of the Offer Price, without interest (such amount, the “Restricted Share Value”) and less any applicable withholding taxes.

The table below sets forth the number of Restricted Shares and the gross Restricted Share Value of the Restricted Shares held by DUSA’s directors and executive officers, as of November 8, 2012, that will be paid in connection with the Merger Agreement.

Name	Number of Restricted Shares	Total Value of Restricted Shares
Robert F. Doman	528,400	$4,227,200
Richard C. Christopher	209,150	$1,673,200
William F. O’Dell	219,150	$1,753,200
Stuart L. Marcus	83,200	$665,600
Mark C. Carota	149,200	$1,193,600
Scott L. Lundahl	149,200	$1,193,600
Michael J. Todisco	133,200	$1,065,600
Jay M. Haft	13,750	$110,000
David M. Bartash	11,875	$95,000
David M. Wurzer	10,000	$80,000
Paul J. Hondros	10,000	$80,000
Alexander W. Casdin	10,000	$80,000
Alfred Altomari	10,000	$80,000
Magnus Moliteus	11,875	$95,000

Executive Employment Agreements. As further described in the Information Statement under the heading “Compensation Discussion And Analysis,” the Board’s Compensation Committee regularly reviews and analyzes the compensation of DUSA’s executive officers. In February 2012, the Compensation Committee, with its independent compensation consultant, WNB Consulting LLC, reviewed and analyzed the current employment arrangements with each of its executive officers. As a result of such review WNB Consulting LLC made various recommendations to the Compensation Committee with respect to the then current employment arrangements with DUSA’s executive officers. The Company’s counsel then prepared new employment agreements with each of its executive officers to reflect the Compensation Committee’s decisions as recommended by WNB Consulting LLC.

On May 18, 2012, the Company amended and restated the respective employment agreements with the following named executive officers: Richard C. Christopher, William F. O’Dell, Mark C. Carota, Scott L. Lundahl, Stuart L. Marcus and Michael J. Todisco (each an “Executive Employment Agreement” and collectively the “Executive Employment Agreements”). On May 22, 2012, the Company amended and restated the employment agreement with its President and Chief Executive Officer, Robert F. Doman (the “Doman Employment Agreement”). The Executive Employment Agreements and the Doman Employment Agreement provide for certain benefits in the event of a change in control of the Company.

The Doman Employment Agreement provides that if there is a Change in Control (as defined below) of the Company, and within two years following a Change in Control (i) Mr. Doman terminates his employment with Good Reason (as defined below) or (ii) DUSA terminates Mr. Doman’s employment without Cause (as defined below), then Mr. Doman will receive (i) a lump sum payment equal to two and one-half times the sum of (a) his salary during the fiscal year immediately preceding the year in which the Termination Date (as defined in the Doman Employment Agreement) occurs and (b) fifty percent of Mr. Doman’s salary; (ii) any Accrued Obligations (as defined below); (iii) continued medical, life insurance, disability and other benefits prior to the Termination Date until the earlier of twenty-four months following the Termination Date or Mr. Doman becomes eligible or receives similar benefits with a new employer; (iv) reimbursement for reasonable legal fees (up to $50,000) relating to the review and negotiation of any employment, separation or consulting agreement in connection with (or as a consequence of) a Change in Control; and (v) the full vesting, exercisability and non-forfeitability, as applicable, of any outstanding equity based awards.

The Executive Employment Agreement with each of Mr. Christopher, Mr. O’Dell and Dr. Marcus provide that if there is a Change in Control of the Company, and within two years following a Change in Control such executive terminates his employment with Good Reason or DUSA terminates such executive’s employment without Cause, then such executive will receive (i) a lump sum payment equal to two times the sum of (a) his salary during the fiscal year immediately preceding the year in which the Termination Date (as defined in such Executive Employment Agreement) occurs and (b) forty percent of such executive’s salary; (ii) any Accrued Obligations; (iii) continued medical, life insurance, disability and other benefits prior to the Termination Date until the earlier of eighteen months following the Termination Date or such Executive becomes eligible or receives similar benefits with a new employer; (iv) reimbursement for reasonable legal fees (up to $50,000) relating to the review and negotiation of any employment, separation or consulting agreement in connection with (or as a consequence of) a Change in Control; and (v) the full vesting, exercisability and non-forfeitability, as applicable, of any outstanding equity based awards.

The Executive Employment Agreement with each of Mr. Lundahl, Mr. Carota and Mr. Todisco provide that if there is a Change in Control of the Company, and within two years following a Change in Control such executive terminates his employment with Good Reason or DUSA terminates such executive’s employment without Cause, then such executive will receive (i) a lump sum payment equal to two times the sum of (a) his salary during the fiscal year immediately preceding the year in which the Termination Date occurs and (b) thirty-five percent of such executive’s salary; (ii) any Accrued Obligations; (iii) continued medical, life insurance, disability and other benefits prior to the Termination Date until the earlier of eighteen months following the Termination Date or such Executive becomes eligible or receives similar benefits with a new employer; (iv) reimbursement for reasonable legal fees (up to $50,000) relating to the review and negotiation of any employment, separation or consulting agreement in connection with (or as a consequence of) a Change in Control; and (v) the full vesting, exercisability and non-forfeitability, as applicable, of any outstanding equity based awards.

For purposes of the Executive Employment Agreements and the Doman Employment Agreement: (A) “Change in Control” means a change in control of a nature that would be required to be reported in response to Item 5 of Schedule 14D promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), whether or not the Company is then subject to such reporting requirements; provided that, without limitations, such a change in control shall be deemed to have occurred if (i) any person other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company’s then outstanding securities and thereafter the Board adopts a resolution to the effect that, for the purposes of this Agreement, a change in control of the Company has occurred; such ownership shall be defined pursuant to Rule 13d-3 of the 1934 Act and includes mergers or acquisitions whereby an outside party has in excess of thirty percent (30%) of the combined voting power; (ii) when the Company merges or consolidates with any other person or, entity other than a subsidiary and, upon consummation of such transaction owns less than fifty percent (50%) of the equity securities of the surviving or consolidated entity; or (iii) a substantial portion of the assets of the Company are sold or transferred to another person or entity; provided that in no event will a Change in Control be deemed to have occurred unless such Change in Control qualifies as a change in control under Section 409A of the Code and the regulations promulgated thereunder; the closing of the Offer will constitute a Change in Control under the Executive Employment Agreements and the Doman Employment Agreement; (B) “Good Reason” means the occurrence of any one of the following events without either (x) Executive’s express prior written consent or (y) full cure within thirty (30) days after Executive gives written notice to the Company: (a) a reduction in Executive’s Salary; (b) a material diminution of the role and responsibility of Executive, including but not limited to a change in executive’s position from an executive of a publicly traded company to the same title and role at a subsidiary; or (c) the relocation of Executive’s principal office, or principal place of employment, to a location more than fifty (50) miles from his principal office or principal place of employment on the Effective Date; provided however, that no event shall constitute grounds for a Good Reason termination unless Executive terminates his employment within one year after such event occurs; (C) “Cause” means (a) Executive’s physical or mental disability or other inability to perform the duties of his job for any reason for a period in excess of six (6) consecutive months, (b) Executive’s conviction in a court of law of a crime or offense, which conviction would prevent Executive from effective management of the Company or materially adversely affect the reputation of the Company, as determined by the Board in its sole discretion, exercising its reasonable judgment in good faith, or (c) Executive’s malfeasance or misconduct such as fraud, embezzlement, dishonesty, acts of moral turpitude, or a felony conviction; and (D) “Accrued Obligations” means an amount equal to all outstanding vacation pay and any earned but unpaid salary or bonuses to the date of such termination, paid within two (2) weeks of the Termination Date and reimbursement for any business expense incurred by Executive up to and including the Termination Date following provision of all applicable and necessary receipts.

The foregoing summary is qualified in its entirety by reference to the Information Statement attached hereto as Annex A, the Executive Employment Agreements and the Doman Employment Agreement filed as Exhibits (e)(4) through (e)(10) hereto and incorporated by reference.

Golden Parachute Compensation. The following table sets forth, as of November 8, 2012, the cash consideration that each of DUSA’s executive officers (including each of its named executive officers as such term is defined in Item 402 of Regulation S-K) would receive in accordance with the terms of their employment agreements if such individual’s employment were terminated by DUSA without “Cause” or by the employee for “Good Reason”, in each case within two (2) years following a “Change of Control” (a “double trigger”). Amounts shown in the tables below are estimates and these estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement or the related agreement, as applicable.

Name	Cash[1]	Equity[2]	Perquisites /Benefits[3]	Other[4]	Total Payments
Robert F. Doman[5]	$1,687,500	$4,957,593	$48,268	$50,000	$6,743,361
Richard C. Christopher[5]	$770,000	$2,070,370	$32,687	$50,000	$2,923,057
William F. O’Dell[5]	$795,200	$2,150,370	$34,486	$50,000	$3,030,056
Mark C. Carota[5]	$631,800	$1,462,467	$30,494	$50,000	$2,174,761
Scott L. Lundahl[5]	$629,100	$1,462,467	$14,556	$50,000	$2,156,123
Stuart L. Marcus	$799,400	$855,092	$34,160	$50,000	$1,738,652
Michael J. Todisco	$540,000	$1,324,942	$11,519	$50,000	$1,926,461

1 This represents the lump-sum cash severance payable to such executive in the event of a double trigger termination event.

2 This represents the aggregate cash payment that would be made to such executive for the accelerated vesting of stock options (based on a difference between $8.00 and the exercise price of such option) and Restricted Shares (based on $8.00 per Share) that are unvested and outstanding as of November 8, 2012.

3 This represents the sum of (i) two (2) weeks of outstanding vacation pay for such executive; and (ii) the maximum amount of benefits the Company will be responsible for such executive in the event of a double trigger termination event.

4 This represents the maximum amount of legal fees the Company will be responsible for such executive in the event of a double trigger termination event.

5 Named executive officer.

Effect of the Offer and the Merger Agreement on Employee Benefits. The Merger Agreement provides that: (A) for the period commencing on the date of the Acceptance Time and ending on the first anniversary of the

Closing Date, Sun Pharma (or CPL) will provide, or cause to be provided, to each employee of the Company who is an employee of the Company immediately prior to the Acceptance Time, (i) a base salary or hourly wage rate, and a total annual compensation opportunity, which is at least equal to such employee’s base salary or hourly wage rate and total annual compensation opportunity (including any cash bonuses) immediately before the Acceptance Time and (ii) the opportunity to participate in employee benefit plans, programs and policies which provide benefits that are at least comparable in the aggregate to the benefits provided to such employee under the employee benefit plans sponsored by the Company immediately before the Acceptance Time (excluding equity based benefit plan programs or policies); (B) Sun Pharma (or CPL) will grant, or will cause to be granted, full credit to each such employee for (i) his or her employment with the Company prior to the Acceptance Time for purposes of satisfying any service requirement to participate in any employee benefit plan, program or policy of Sun Pharma or its subsidiaries (including the Company), vesting in any benefit under any such plan, program or policy and for calculating his or her level of benefits with respect to severance, vacations, personal days off and any other welfare-type benefits (expressly excluding any defined benefit pension plan) where service is a factor in calculating the level of benefits except where such credit would result in a duplication in benefits, and (ii) any payments made by such employee or any of his or her dependents under any employee benefit plan for the plan year for such plan which includes the Acceptance Time for which he or she was eligible to receive credit under such plan towards satisfying any applicable deductibles and annual out-of-pocket expense requirements; (C) Any employee benefit plan, program or policy of Sun Pharma or its subsidiaries (including the Company) shall not impose any pre-existing conditions, exclusions, waiting periods or “actively at work” requirements with respect to any such employee, except to the extent such requirements would have been imposed under the employee benefit plans and have not already been satisfied; and (D) Sun Pharma (or CPL) will honor, or cause to be honored, any and all obligations which the Company has at the Acceptance Time under any employee benefit plans (including any employment, bonus or similar agreements between the Company and a Company employee (excluding any equity based obligations)) to any employee or former employee of the Company or any dependents of any such employee or former employee.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance. The Company is organized under the laws of the State of New Jersey. Section 14A:3-5(2) of the NJBCA provides that a New Jersey corporation has the power to indemnify its directors, officers, employees or agents of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee, or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent (each, a “corporate agent”), against his expenses and liabilities in connection with any proceeding involving such corporate agent by reason of his being or having been a corporate agent, other than a proceeding by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful.

Section 14A:3-5(3) of the NJBCA provides that a New Jersey corporation has the power to indemnify a corporate agent against his expenses in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of his being or having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that a court determines upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity.

Any indemnification under Section 14A:3-5(2) of the NJBCA and, unless ordered by a court, under Section 14A:3-5(3), may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in Section 14A:3-5(2) or in Section 14A:3-5(3). Unless otherwise provided in the certificate of incorporation or bylaws, such determination shall be made: (a) by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or (b) if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or (c) by the shareholders if the certificate of incorporation or by-laws or a resolution of the board of directors or of the shareholders so directs.

Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation before the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified.

The power to indemnify and pay expenses under the NJBCA does not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled to under a certificate of incorporation, by-law, agreement, vote of shareholders, or otherwise; provided that no indemnification is permitted to be made to or on behalf of such corporate agent if a judgment or other final adjudication adverse to such corporate agent establishes that his acts or omissions were in breach of his duty of loyalty to the corporation or its shareholders, were not in good faith or involved a knowing violation of the law, or resulted in receipt by such corporate agent of an improper personal benefit.

In addition, NJBCA 14A:3-5(9) authorizes a New Jersey corporation to purchase and maintain insurance on behalf of any corporate agent against any expenses incurred in any proceeding and any liabilities asserted against him by reason of his being or having been a corporate agent, whether or not the corporation would have the power to indemnify him against such expenses and liabilities under NJBCA 14A:3-5.

Article IV of the Company’s Amended and Restated By-Laws requires that its former, present or future officers, directors, or employees shall be indemnified to the fullest extent permitted by the NJBCA, as the same exists or may be amended, from and against any and all liabilities and expenses in connection with any civil, criminal, administrative, legislative, or arbitrative action, suit or other proceeding, including without limitation, any action suit or proceeding by or in the right of the Company to procure a judgment in its favor, or any inquiry or investigation that could lead to any such proceeding or any appeal therein in which he or she is or was involved, or is or was threatened to become involved, provided that no indemnification shall be provided as to any person adjudged by any court to be liable to the Company except as and to the extent determined by such court. Also, a director or officer shall be indemnified against expenses actually and reasonably incurred by him in connection with the successful defense on the merits with respect to any such action, suit or proceeding, or any claim issue, or matter therein. In addition, the Amended and Restated By-Laws preclude indemnification to or on behalf of a director or officer if a judgment or other final adjudication adverse to such persons establishes that his acts or omissions (a) were in breach of his duty of loyalty to the Company or its shareholders, (b) were not in good faith or involved a knowing violation of law, or (c) resulted in receipt by such person of an improper personal benefit.

The Company’s Amended Certificate of Incorporation provides that a director or officer shall not be personally liable to the Company or any of its shareholders for damages for breach of any duty owed to the Company or its shareholders, except that a director or officer shall not be relieved from liability for any breach of duty based upon an act or omission (a) in breach of such person’s duty of loyalty; (b) not in good faith or involving a knowing violation of law; or (c) resulting in receipt by such person of an improper personal benefit.

In addition, Article IV of the Company’s Amended and Restated By-Laws authorizes the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer. The Company maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement contains provisions relating to the advancement of expenses, indemnification, and exculpation of all the Company’s past or present directors or officers and individuals who become such prior to the Effective Time. The Merger Agreement provides that all rights to advancement of expenses, indemnification and exculpation provided by the Company to all former and current officers of the Company, as set forth in the Company’s certification of incorporation or by-laws in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on such date, shall survive the Merger for a period of six (6) years following the Effective Time. In addition, the Surviving Corporation is required to indemnify, defend and hold harmless (and advance funds in respect of each of the foregoing) each Indemnified Party against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), or other actions, as defined in the Merger Agreement, arising out of, relating such person serving as an officer or director of the Company, or any entity, if such service was at the request or for the benefit of the Company, whether prior to or after the Acceptance Time.

Further, Sun Pharma (and CPL) have agreed to cause the Surviving Corporation, as of the Effective Time, to cause the individuals who have served as officers and directors of the Company prior to the Effective Time who are then covered by the directors’ and officers’ liability insurance policy currently maintained by the Company (“D&O Insurance”), to be covered under a directors’ and officers’ liability insurance policy on terms and conditions no less advantageous to such individuals than the Company’s existing directors; and officer’s liability insurance policy, for a period of not less than six (6) years after the Effective Time, but only to the extent related to actions or omissions of such officers and directors at or prior to the Effective Time (including in respect of this Agreement and the Transactions) in their capacities as such, whether asserted or claimed prior to, at or after the Effective Time; provided, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance (“Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall procure and maintain for such six (6) year period as much coverage as is available for the Maximum Amount. Sun Pharma (or CPL) shall have the right to cause coverage to be extended under the D&O Insurance by causing the Surviving Corporation to obtain a six (6) year “tail” policy on terms and conditions no less advantageous to such former directors or officers than the D&O Insurance, and such “tail” policy shall satisfy the provisions of Section 6.9(c) of the Merger Agreement. In addition, as provided in the Merger Agreement, the Company may, prior to the Effective Time, purchase a so-called “Reporting Tail Endorsement,” provided that the Company does not pay more than six (6) times the Maximum Amount for such Reporting Tail Endorsement, in which case, provided that Sun Pharma (or CPL) causes the Surviving Corporation to maintain such Reporting Tail Endorsement in full force and effect for its full term, Sun Pharma (and CPL) shall be relieved from its obligations under Section 6.9(c) of the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Section 16 Matters.

Pursuant to the Merger Agreement, prior to the Acceptance Time, DUSA has agreed to take all steps to cause any dispositions of Shares, Options, Restricted Shares or any other dispositions of equity securities of the Company (including derivative securities) in connection with the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

(c) Agreements between the Company and Sun Pharma and its affiliates.

The Merger Agreement. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, governs the contractual rights among Sun Pharma (and CPL as a result of the assignment of the Merger Agreement by Sun Pharma to CPL), Acquisition Sub and the Company in relation to the Tender Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Sun Pharma, CPL, Acquisition Sub or the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Sun Pharma, CPL, Acquisition Sub or the Company. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Sun Pharma may have the right not to consummate the Tender Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Shareholders and are qualified by information set forth on confidential schedules. Accordingly, Shareholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Confidentiality Agreement. The Company and Sun Pharmaceutical Industries, Inc. (“SPI”), an affiliate of Sun Pharma, entered into a confidentiality agreement dated May 11, 2012 (the “Confidentiality Agreement”) in connection with a potential negotiated transaction between the Company and SPI or one of its controlled or controlling affiliates. Pursuant to the Confidentiality Agreement, SPI agreed to, among other things and subject to certain exceptions, keep confidential information furnished to it and its representatives by or on behalf of DUSA, and to use such information solely for the purpose of evaluating a possible transaction with DUSA. Pursuant to the Confidentiality Agreement, SPI also agreed that, subject to certain exceptions, for a period of 12 months from the date of the Confidentiality Agreement, neither SPI nor any of its subsidiaries or representatives in any manner, directly or indirectly, acting alone or in concert with others would affect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in:

•

any acquisition of beneficial ownership, as defined in Rule 13d-3 under the 1934 Act, of any substantial portion (i.e., more than 5%) of any securities or assets of the Company or any of its subsidiaries;

•	any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries;

•	any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company;

•	any action that might require the Company to make an announcement regarding any of the types of matters set forth above; and

•	any short selling activities with respect to securities of the Company.

The Company also agreed that the restrictions contained in the immediately preceding paragraph shall terminate and be of no effect if (i) the Company enters into an agreement relating to any (a) merger, consolidation, business combination, binding share exchange or similar transaction involving the Company in each case, in which the Company will not be the entity surviving such transaction, (b) sale, lease or other disposition or series of related dispositions, directly or indirectly, by merger, consolidation or otherwise of assets of the Company or its subsidiaries representing all or substantially all of the consolidated assets of the Company and its subsidiaries, (c) issue, sale or other disposition or series of related dispositions by the Company of (including by merger, consolidation, binding share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into such securities) representing fifty percent (50%) or more of the voting power of the Company to a single purchaser or an affiliated group of purchasers or (d) other transaction or series of related transactions pursuant to which any person or entity shall acquire beneficial ownership, as is defined in Rule 13d-3 under the 1934 Act, or the right to acquire beneficial ownership of, fifty percent (50%) or more of the outstanding common stock of the Company, or (ii) any corporation, partnership, person or other entity or group commences a tender offer or exchange offer to acquire fifty percent (50%) or more of the outstanding voting securities of the Company without the consent of the Board.

In addition, subject to certain exceptions, SPI agreed, for a period of one (1) year from the date of the Confidentiality Agreement, that neither it nor its affiliates would directly or indirectly solicit for employment or hire any (i) current officers or director-level employees, without obtaining the prior written consent of the Company, or (ii) other employees of the Company (so long as they are employed by the Company) who are in discussion with SPI relating to the Confidentiality Agreement, without obtaining the prior written consent of the Company.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Ownership of Company Securities. The Offer to Purchase states that Sun Pharma, CPL and Acquisition Sub do not own any Shares.

Board Designees. The Merger Agreement provides that, promptly following the time that Acquisition Sub accepts for payment, and pays for, the Shares tendered pursuant to and in accordance with the Offer satisfying the Minimum Tender Condition (as defined in the Merger Agreement), and so long as Sun Pharma (and CPL) directly or indirectly beneficially own not less than a majority of the issued and outstanding Shares, Acquisition Sub will be entitled to designate the number of directors (the “Board Designees”), rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors by Acquisition Sub, multiplied by (b) the percentage that the number of Shares owned by Sun Pharma and Acquisition Sub or any other subsidiary of Sun Pharma bears to the total number of Shares then issued and outstanding. The Company agreed to take all actions available to the Company to cause the Board Designees to be so elected or appointed, including increasing the size of the Board or obtaining the irrevocable resignation of such number of its current directors, as necessary, and the Company shall use reasonable best efforts to cause such Board Designees to be elected or appointed on the same day as the Acceptance Time, and upon Sun Pharma’s (or CPL’s) request, shall cause the Board Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board, all of the foregoing subject to compliance with applicable securities laws and the marketplace rules of The NASDAQ Stock Market LLC (other than committees comprised solely of Continuing Directors (as defined below) established to take action under the Merger Agreement); provided that, at all times prior to the consummation of the Merger, the Board shall include at least two directors who were on the Board prior to Sun Pharma’s (or CPL) designation of the Board Designees and who qualify as independent pursuant to the listing requirements of The NASDAQ Stock Market LLC (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below two (2), the remaining Continuing Director shall be entitled to designate any other person to fill the vacancy left by such departed Continuing Director, or if no such Continuing Directors remain to fill such vacancies, the other directors then on the Board shall be entitled to designate two persons to fill the vacancies who are not officers, employees, shareholders or affiliates of the Company, Sun Pharma, Acquisition Sub or any other subsidiary of Sun Pharma. Upon request by Sun Pharma (or CPL), prior to the Acceptance Time, the Company shall obtain the applicable irrevocable resignations from that number of directors which represents one (1) director more than a simple majority of the Board, which resignations will each be contingent solely upon the consummation of the Offer, and the Company shall provide to Sun Pharma complete and correct copies of such resignations promptly (and in no event later than two (2) Business Days) following the request therefore.

Following the election or appointment of Acquisition Sub’s designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of all of the Continuing Directors then in office if there is only one (1) or two (2) Continuing Directors, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Sun Pharma, CPL, or Acquisition Sub, any waiver of the Company’s rights under the Merger Agreement, any amendment to the Company’s certificate of incorporation or by-laws, any authorization of any agreement between the Company, on the one hand, and Sun Pharma, Acquisition Sub or any of their Affiliates, on the other hand, or the taking of any other action by the Company other than what has been agreed to pursuant to the terms of the Merger and the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(d) Agreements among Sun Pharma, CPL Acquisition Sub, and each of the directors and executive officers of the Company.

Support Agreements. In connection with the execution of the Merger Agreement, Sun Pharma, Acquisition Sub and each of the directors and executive officers of the Company set forth in the table below executed a Support Agreement, dated as of November 8, 2012, which were assigned by Sun Pharma to CPL as of November 16, 2012 (as amended or supplemented from time to time, the “Support Agreements”).

Pursuant to the Support Agreements, the directors and executive officers will collectively tender 4,464,746 shares of Common Stock, including all of the shares of Common Stock to be acquired by such directors and executive officers after the date of the Support Agreements in relation to the exercise of their Options and the vesting of their Restricted Shares, plus additional shares of Common Stock, if any, acquired after the date of the Support Agreements (collectively, the “Support Shares”) in the Offer. The directors’ and executive officers’ Support Shares, respectively, are listed in the table below.

Name	Common Stock	Options Outstanding	Restricted Shares Outstanding
Robert F. Doman	158,036	555,900	528,400
Richard C. Christopher	59,362	234,550	209,150
William F. O’Dell	53,560	254,600	219,150
Stuart L. Marcus	29,919	185,100	83,200
Mark C. Carota	39,085	192,100	149,200
Scott L. Lundahl	61,014	203,600	149,200
Michael J. Todisco	37,120	155,300	133,200
Jay M. Haft	84,750	70,000	13,750
David M. Bartash	52,125	80,000	11,875
David M. Wurzer	11,000	15,000	10,000
Paul J. Hondros	6,000	15,000	10,000
Alexander W. Casdin	206,000	35,000	10,000
Alfred Altomari	10,000	15,000	10,000
Magnus Moliteus	46,625	50,000	11,875

Total	854,596	2,061,150	1,549,000

Furthermore, pursuant to the Support Agreements, each director and executive officer has granted Sun Pharma (and CPL), until the earlier of: (i) the Effective Time, (ii) a Company Adverse Recommendation Change (as defined in the Merger Agreement), (iii) the occurrence of any of the following: Acquisition Sub amends the Offer to: (w) reduce the Offer Price, (x) reduce the number of shares of Common Stock subject to the Offer, (y) change the form of consideration payable in the Offer, or (z) amend or modify any term of condition of the Offer or the Merger Agreement in a manner adverse to such director or executive officer, or (iv) the termination of the Merger Agreement in accordance with its terms (the “Termination Date”), a limited irrevocable proxy to vote such director or executive officer’s Support Shares. Such proxy may be exercised by Sun Pharma (or CPL) at any annual or special meeting of the shareholders of the Company, as applicable, or at any adjournment thereof, for the adoption of the Merger Agreement and the approval of the Merger and against any alternative proposals.

Additionally, each director and executive officer agrees that, during the term of the Support Agreement, each of them will, at any annual or special meeting of the shareholders of the Company, as applicable, or at any adjournment thereof, vote for the adoption of the Merger Agreement and the approval of the Merger and against any alternative proposals.

Pursuant to the Support Agreements, the directors and executive officers have also agreed not to: (i) transfer, prior to the Termination Date, any Support Shares (except with the prior written consent of Sun Pharma and Acquisition Sub), (ii) grant any proxies or powers of attorney, deposit any Support Shares into a voting trust or enter into a voting agreement with respect to any Support Shares, (iii) take any action that would cause any representation or warranty of such director or executive officer to become untrue or incorrect or have the effect of preventing or disabling such director or executive officer from performing his obligations under the Support Agreement, or (iv) commit or agree to take any of the foregoing actions.

The foregoing summary is qualified in its entirety by reference to the Form of Support Agreement filed as Exhibit (e)(11) hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation/Recommendation.

During a meeting held on November 7, 2012, the Board, by unanimous vote, (i) declared that the Merger Agreement and the Transactions, including the Offer, the Top-Up Option (as defined in the Merger Agreement) and the Merger, are fair to, and in the best interests of, the Company and the Shareholders (other than Sun Pharma, Acquisition Sub and their respective affiliates); (ii) recommended that the Shareholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of the Shareholders called to consider the approval of the Merger and the Merger Agreement, if applicable; and (iii) approved the Merger Agreement and authorized the execution and delivery of the Merger Agreement and the negotiation, execution and delivery of any and all agreements, certificates and documents (together with the Merger Agreement, the “Merger Documents”) that may be deemed necessary or advisable to perform the obligations of the Company under the Merger Documents or to consummate the Transactions.

Accordingly, the Board unanimously recommends that the Shareholders ACCEPT the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger Agreement and the Transactions, if applicable.

A copy of the letter to DUSA’s Shareholders, dated November 21, 2012, communicating the recommendation of the Board, as well as a joint press release, dated November 8, 2012, issued by DUSA and Sun Pharma announcing the Offer, are included as Exhibits (a)(5) and (a)(3) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

(b) Background of the Transaction.

As part of the ongoing evaluation of the Company’s business, the Board of Directors and senior management periodically review and assess different strategic alternatives in order to enhance shareholder value and the Company’s financial position. As part of this process, from time to time, the Board considers and discusses with members of senior management different strategic opportunities, including potential business acquisitions, licensing opportunities and business combinations. Also, in the ordinary course of business, senior management engages in business development discussions with potential targets. In addition, in connection with the clinical development and formulation development of a next generation Levulan® product, the Board and members of senior management discuss strategic direction in the event that these activities were either successful or unsuccessful.

On December 13, 2011 the Board held its annual strategic planning meeting. At this meeting, the Board decided that the Company should formalize its business development activities and retain the services of a financial advisor to review a range of strategic alternatives that might be available to the Company.

On February 3, 2012, the Company engaged Leerink Swann LLC (“Leerink”) as its exclusive financial advisor to carry out the direction of the Board to consider a range of strategic alternatives that could expand the Company’s revenue base, diversify its operating risk and maximize shareholder value.

On February 14, 2012, representatives of Leerink met with members of management of the Company during which Leerink presented various potential acquisition targets and strategic partners. In total, Leerink presented twenty-eight (28) potential acquisition targets and target products and thirty (30) potential strategic partners.

From time to time between February and June 2012, representatives of Leerink and the Company contacted more than fifteen (15) potential parties that would serve as acquisition or strategic licensing opportunities for the Company. During this same period, Leerink representatives also contacted more than thirty (30) parties to gauge their interest in a potential strategic acquisition of the Company.

On March 5, 2012, the Board convened a meeting with representatives of Leerink, its legal counsel, Reed Smith LLP (“Reed Smith”) and senior management to consider the activities of Leerink since the date of its engagement. The representatives of Leerink reviewed potential strategic acquisition, merger and licensing targets, as well as possible strategic and financial partners, for the Board. The representatives of Leerink also provided preliminary valuation analyses. The representatives of Leerink indicated that they had held several meetings with managements of several large pharmaceutical companies to introduce the Company. The representatives of Leerink anticipated that additional meetings would be held at the upcoming American Academy of Dermatology meeting. Mr. Doman indicated that he would also be speaking with a number of companies regarding the potential to in-license products.

On March 15, 2012, the Company established a virtual data room in preparation for due diligence reviews by potential strategic partners.

Between March 16 through March 20, 2012, at the meeting of the American Academy of Dermatology, Mr. Doman met with representatives of nine (9) companies to discuss strategic opportunities with the Company. Representatives of Leerink also met with business development professionals of a number of potential strategic partners for the Company, including representatives of Company C and Company F.

On March 21, 2012 representatives of Leerink spoke with the Senior Vice President of Business Development of Company A and discussed the Company.

On April 18, 2012, a representative of Leerink sent a non-confidential investor presentation regarding the Company to Sun Pharma, together with recent equity research, so that Sun Pharma could begin to evaluate the Company.

On April 23, 2012, representatives of Leerink spoke with representatives of Company F and discussed the Company.

On April 26, 2012, representatives of Leerink spoke with the Associate Director of Business Development of Company E and discussed the Company.

On April 27, 2012, a representative of Leerink spoke with the Vice President of Business Development of Sun Pharma, who then requested additional financial information about the Company, which was then provided. The Vice President of Sun Pharma requested a confidentiality agreement so that a more detailed review could be undertaken by Sun Pharma.

On April 30, 2012, Mr. Doman met with the Senior Vice President of Business Development for Company A, who indicated an interest in signing a confidentiality agreement in order to learn more about the Company. Company A requested a confidentiality agreement so that it could undertake a more detailed review.

On April 30, 2012, a representative of Leerink sent a non-confidential investor presentation to Company F, together with recent equity research so that Company F could evaluate the Company.

On May 2, 2012, the Board convened a meeting with representatives of management, Reed Smith and Leerink to receive an update on Leerink’s activities. The representatives of Leerink explained that they had held general conversations with a number of pharmaceutical companies which might have an interest in a strategic transaction with the Company and that several of the companies were interested in learning more about the Company. The representatives of Leerink indicated a desire to continue to pursue discussions of this nature for a few more weeks in order to educate the potential strategic partners about the Company’s business, and in particular to answer questions about the Company’s BLU-U® medical device product. The representatives of Leerink recommended that a more formal approach to a transaction be initiated after the next round of follow up discussions.

On May 7, 2012, representatives of Leerink spoke with representatives of Company B to gauge its interest in the Company.

On May 8, 2012, Mr. Doman spoke with the Vice President of Business Development for Company A to determine whether the notion of a potential transaction with the Company had been raised with Company A’s Chief Executive Officer. The Vice President of Business Development for Company A indicated that it had been raised and that Company A was interested in continuing discussions.

On May 9, 2012, Leerink sent to Sun Pharma a draft confidentiality agreement. On May 11, 2012, Sun Pharma signed a confidentiality agreement with the Company.

On May 14, 2012, representatives of Leerink spoke with the Associate Director of Business Development of Company E and discussed the Company.

On May 14, 2012, Mr. Doman and Mr. Christopher spoke with a representative of Reed Smith to review the initial due diligence list provided to the Company by Sun Pharma.

On May 18, 2012, representatives of Leerink spoke with the Vice President of Corporate Development of Company C and discussed the Company.

On May 24, 2012, representatives of Leerink spoke with the Vice President of Business Development of Company F and discussed the Company.

On May 25, 2012, representatives of Leerink spoke with representatives of Company B and discussed the Company.

On May 29, 2012, the Board convened a meeting with representatives of Leerink to receive an update of Leerink’s activities.

On May 31, 2012, representatives of Leerink met with representatives of Company C and discussed the Company.

On May 31, 2012, Sun Pharma was granted access to the data room to review Company diligence materials.

On June 1, 2012, representatives of Leerink spoke with representatives of Company D and discussed the Company.

On June 5, 2012, Company A signed a confidentiality agreement with the Company.

On June 13, 2012, the Board convened a meeting with members of senior management, and representatives of Reed Smith. The representatives of Reed Smith provided the Board with a detailed review of the Board’s fiduciary duties, including the duty of care and the duty of loyalty, in connection with reviewing and considering strategic alternatives.

On June 14, 2012, representatives of Leerink spoke with the Executive Vice President from Company B, who confirmed he would like to be made aware of a formal process if the Board of the Company chose to begin one.

On June 14, 2012, the Board convened a meeting with members of senior management, representatives of Reed Smith and representatives of Leerink. The representatives of Leerink presented an update to the Board about strategic opportunities, including acquisition and licensing possibilities, as well as a process for securing potential expressions of interest in the acquisition of the Company. The representatives of Leerink presented an overview of the mergers and acquisition market and preliminary valuation analyses. The Board authorized Leerink to formalize the process and solicit potential strategic partners through the end of July for expressions of interest in a transaction. Leerink formally approached more than fifteen (15) parties which had indicated a potential interest in the Company.

On June 15, 2012, Mr. Doman spoke with the Vice President of Business Development at Sun Pharma about life cycle management of the Company’s Levulan® product and to discuss Sun Pharma’s potential interest in acquiring DUSA. Later that day, DUSA provided to Sun Pharma a summary of competitive products.

On June 19, 2012, members of the Company management met with representatives of Company F.

On June 20, 2012, representatives of Leerink and the Company met with representatives of Company C. On June 22, 2012, a confidentiality agreement was sent to Company C, but was not signed due to the fact that the confidentiality agreement contained standstill and employee non-solicitation provisions to protect the Company.

On June 20, 2012, Mr. Doman met with the Vice President and other representatives of Company C.

On June 25, 2012, a representative of Leerink sent a letter to Sun Pharma inviting Sun Pharma to submit a preliminary, non-binding indication of interest for the acquisition of 100% of the Company’s common stock, no later than 12:00 p.m. Eastern time on July 27, 2012.

On June 25, 2012, representatives of Leerink spoke with the Senior Vice President of Business Development of Company A. The Senior Vice President provided a list of individuals who should receive access to the Company data room. Representatives of Leerink also discussed the Company and the process with representatives of Company B and Company F.

On June 25, 2012, a confidentiality agreement was requested by Company F.

On June 25, 2012, a confidentiality agreement was sent to Company F, which was signed by Company F on July 31, 2012.

On June 26, 2012, Mr. Doman spoke to the Senior Vice President of Business Development at Company A to discuss the Company.

On June 26, 2012, a representative of Leerink sent a letter to Company A inviting Company A to submit a preliminary, non-binding indication of interest for the acquisition of 100% of the Company’s common stock, no later than July 27, 2012.

On June 26, a confidentiality agreement was requested by Company B. On June 28, 2012, Company B signed a confidentiality agreement with the Company.

On June 27, 2012, representatives of Leerink and the Company spoke with the Associate Director of Business Development from Company E. A confidentiality agreement was requested by Company E, which was sent on June 27, 2012 and signed on July 24, 2012.

On June 29, 2012, a representative of Leerink sent a letter to Company B inviting Company B to submit a preliminary, non-binding indication of interest for the acquisition of 100% of the Company’s common stock, no later than July 27, 2012. This representative also sent an investor presentation of the Company to Company B.

On July 2, 2012, Company B provided a list of individuals to Leerink to receive access to the Company data room.

On July 2, 2012, Sun Pharma and DUSA participated in a telephone conference to discuss Sun Pharma’s interest in acquiring DUSA.

On July 5, 2012, Company D requested a confidentiality agreement. On July 5, 2012, a confidentiality agreement was sent to Company D, but this was not signed because the agreement contained a standstill provision to protect the Company.

On July 7, 2012, Leerink sent Sun Pharma information regarding DUSA’s capital structure and equity ownership.

On July 9, 2012, a Senior Director of Business Development of Company B informed representatives of Leerink that Company B had retained an investment bank to serve as its financial advisor. Company B requested data room access for representatives of its financial advisor and requested a live presentation from Company management.

On July 13, 2012, the Board convened a meeting with representatives of management and Reed Smith. Mr. Doman reported that three companies had signed confidentiality agreements, agreements were being reviewed by legal counsel for two more companies and Leerink estimates that five additional companies may be interested in entering into confidentiality agreements. He reported that senior management had due diligence teleconferences with several companies, including a conference on June 19, 2012 with Company F at the Biotechnology Industry Organization conference (“BIO”), a June 20, 2012 meeting with Company C at the BIO conference, a June 22, 2012 teleconference with Company A, and a July 2, 2012 teleconference with Sun Pharma. Mr. Doman also indicated the reasons that several companies were not interested in pursuing a transaction with the Company.

On July 18, 2012, Leerink sent to Sun Pharma initial information regarding the life cycle management of DUSA’s product pipeline.

On July 19, 2012, Leerink sent to Sun Pharma certain additional financial information of DUSA.

On July 19, 2012, members of the Company management team made a presentation to representatives of Company B.

On July 23, 2012, Leerink sent to Sun Pharma additional information regarding the life cycle management of DUSA’s product pipeline.

On July 25, 2012, the Company and Sun Pharma discussed Sun Pharma’s interest in acquiring the Company prior to Sun Pharma’s submission of a non-binding indication of interest for the acquisition of DUSA.

On July 26, 2012, Company A notified Leerink that it would not be submitting an expression of interest for the Company.

On July 27, 2012, Sun Pharma submitted a non-binding expression of interest to purchase 100% of the Company’s common stock for a total of $200 million in cash, which equates to a $6.98 per share price on a fully-diluted basis. Company B submitted a non-binding expression of interest to purchase 100% of the Company’s common stock at a price ranging from $7.50-$7.90 per share, in cash. Company B’s expression of interest was subject to a financing contingency. There was no financing contingency in Sun Pharma’s expression of interest. Both Sun Pharma and Company B conditioned their expressions of interest on additional due diligence.

On July 30, 2012, a representative of Leerink spoke to an Associate Director of Business Development at Company E who informed the representative of Leerink that Company E would decide within a week whether it wanted to submit an expression of interest, and if so, Company E would do so by the following week.

On July 30, 2012, a representative of Leerink spoke to a Vice President at Company F. The representative of Leerink informed the Vice President of Company F that an expression of interest would be needed by the end of next week.

On August 1, 2012, the Board convened a meeting with representatives of senior management, Leerink and Reed Smith. Representatives of Leerink reviewed the expressions of interest from Sun Pharma and Company B and provided a preliminary valuation analyses for the Board. The representatives of Leerink recommended to the Board that the next round of bids should be submitted by mid-September together with marked copies of a form of merger agreement template which should be prepared by Reed Smith.

On August 3, 2012, Sun Pharma submitted a revised expression of interest increasing the purchase price to $7.50 per Share, based on guidance from Leerink.

On August 6, 2012, the Board convened a meeting with representatives of senior management, Leerink and Reed Smith for an update on the process. A representative of Leerink reported that he had spoken with the Vice President from Sun Pharma and the financial advisor for Company B to inform them that they would be receiving instructions for the next stage in the process. The representative of Leerink stated that he had spoken with the Chief Executive Officer of Company F who informed the representative of Leerink that Company F will be submitting a bid for the Company later in the day. The representative of Leerink also stated that a representative of Company E had requested more time to submit a bid. The Leerink representatives recommended that the Board remain committed to the planned schedule that bids should be submitted by mid-September. The representatives of Leerink and Reed Smith reminded the Board that confidentiality of the process was extremely important.

On August 6, 2012, Company F submitted a non-binding expression of interest to acquire 100% of the common stock of the Company in the range of $7.50-$8.50 per share.

On August 10, 2012, a representative of Leerink sent a letter to Sun Pharma, Company B and Company F inviting each of them to submit a definitive, binding proposal for the acquisition of 100% of the Company’s common stock no later than September 17, 2012. In addition, the letter instructed the potential bidders to submit a revised draft of the form of merger agreement, which they would receive in advance of the bid date, reflecting their respective comments to the merger agreement.

On August 20, 2012, at 10:00 a.m., the Board convened a meeting with senior management, representatives of Leerink and representatives of Reed Smith. Mr. Doman reported that further due diligence meetings with senior management were scheduled with each of the three companies that had submitted non-binding expressions of interest. He also indicated that Reed Smith had drafted a merger agreement which senior management was reviewing. A representative of Leerink reviewed the details of the three bids that had been received. The Board discussed that a transaction with Company F would require significant analysis of competition issues. Representatives of Reed Smith reviewed the fiduciary obligations of the Board with respect to the current bids. A representative of Leerink noted that Company E had decided not to participate in the process based on the valuation guidance provided by Leerink.

On August 20, 2012, a confidential management presentation and related due diligence sessions were held with Company F.

On August 23, 2012, a confidential management presentation and related due diligence sessions were held with Company B.

On August 24, 2012, Mr. Doman received a telephone call from the Chief Executive Officer of Company F, who offered to acquire 100% of the common stock of the Company at a price of $7.60 per share, provided that the transaction was consummated within the next two weeks (before bids were due under the instructions in the July 27, 2012 letters).

On August 26, 2012, the Board convened a meeting with representatives of Leerink and Reed Smith. Mr. Doman reported to the Board regarding the offer from Company F, as relayed by the Chief Executive Officer of Company F to Mr. Doman during the telephone call of August 24, 2012. A representative of Reed Smith again reviewed the Board’s fiduciary obligations in light of the offer by Company F. After reviewing the price parameters from the three (3) bidders with the representatives of Leerink, the Board decided to proceed with the process as outlined in the process letters that had been emailed to the bidders on July 27, 2012. Since Company F did not yet have the draft merger agreement, and therefore, had not provided comments, the Board determined that it was inappropriate to accept the offer by Company F and terminate the process with the other two (2) bidders.

On August 27, 2012, the Mr. Doman spoke with the Vice President of Finance of Company F and explained that the Board had decided not to stop its transaction process in order to meet the accelerated timeline proposed by Company F.

On September 4, 2012, representatives of Reed Smith reviewed the terms and conditions of the draft merger agreement. A representative of Reed Smith reviewed possible retention bonus agreements for non-executive employees, in particular the Company’s sales and marketing organization, and the timing for entry into these.

On September 5, 2012, senior management of the Company met with senior management of Sun Pharma to discuss various aspects of the Company’s business.

On September 5, 2012, Mr. Doman met with the Chief Executive Officer of Company B. The Chief Executive Officer of Company B asked whether the Board had decided to sell the Company. Mr. Doman explained that the Company was exploring a number of strategic alternatives. Mr. Doman also explained that the Board was concerned about the fact that Company B did not have sufficient cash to fund a transaction with the Company and would require significant external financing to complete a transaction.

On September 8, 2012, the Company sent responses to questions submitted to the Company during the meeting with senior management of Sun Pharma on September 5, 2012.

On September 10, 2012, representatives of Reed Smith and counsel for Company F held a conference call to discuss issues related to competition in the dermatology market and how Company F might address those issues if the Company decided to pursue a transaction with Company F.

On September 11, 2012, the Board convened a meeting with representatives of management, Leerink and Reed Smith. Mr. Doman reported that senior management had met with senior management teams of all three bidders. Management of the Company continued to respond to additional due diligence questions from all three bidders and their counsel. A representative of Leerink again reviewed a summary of the bids received to date and reported that, based on feedback from the bidders, all three (3) remain interested in pursuing the acquisition of the Company. A representative of Reed Smith reviewed the fiduciary duties of the Board if offers were presented. The representative of Leerink indicated Leerink would provide an updated valuation analysis in advance of the submission of final proposals.

On September 11, 2012, the Compensation Committee met with senior management and a representative of Reed Smith to discuss retention bonus agreements for members of the Company’s sales force, as well as manager and director level personnel in the event the Board approves a transaction.

On September 11, 2012, representatives of Leerink notified Mr. Doman and Reed Smith that the financial advisor for Company B had called Leerink to advise that Company B was not going to submit a bid due to material but unspecified “internal issues.” The representative of Company B explained that it would take three (3) to four (4) weeks to resolve these internal issues and that if the Board’s process of examining strategic alternatives was ongoing at that time, Company B would be interested in re-engaging in the process.

On September 13, 2012, the Company issued a press release reporting the results of its pilot Phase 2 clinical study examining the use of the Company’s products on actinic keratosis of the extremities. The results showed statistically significant lesion reduction and complete clearance of actinic keratoses of the extremities when compared to treatment with vehicle. The press release stated that those results will provide part of the basis for decisions regarding label expansion and future development of the Company’s product. Representatives of Leerink forwarded the press release to management of Sun Pharma, Company B and Company F.

On September 13, 2012, representatives of legal counsel for Company F, a member of senior management of the Company and a representative of Reed Smith held a conference call to discuss certain due diligence questions.

On September 14, 2012, representatives of Sun Pharma, senior management of the Company, and a representative of Reed Smith held a conference call to discuss due diligence questions and potential product life cycle management opportunities for the Company’s products.

On September 17, 2012, Sun Pharma submitted a final, binding proposal to acquire 100% of the common stock of the Company at a price of $7.70 per share. Sun Pharma also submitted a draft merger agreement which contained significant revisions to the terms proposed in the Company’s earlier draft.

On September 18, 2012, the Board convened a meeting with representatives of management, Leerink and Reed Smith to update the Board on activities since the last Board meeting. A representative of Leerink reported that a bid letter had been received from Sun Pharma, together with a marked merger agreement. Representatives of Reed Smith reviewed a summary of the most material issues raised in the revised merger agreement from Sun Pharma. The representative of Leerink also reported that Company B had decided not to participate in the process due to material, but unspecified internal issues. The representatives of Leerink noted that they had not received any communications from management of Company F in days, so Company F’s interest was uncertain at this time. A representative of Reed Smith again reviewed the Board’s fiduciary duties. The representatives of Leerink presented a detailed valuation analysis. Mr. Doman reported that he would be meeting with the Chief Executive Officer of Sun Pharma next week. The Board directed the representatives of Leerink to advise Sun Pharma that Sun Pharma should submit its best and final offer and that representatives of Reed Smith would contact Sun Pharma’s counsel to further negotiate the proposed merger agreement.

On September 20, 2012, representatives of Leerink sent a third process letter to Sun Pharma requesting Sun Pharma to submit its final offer by October 5, 2012. Representatives of Leerink explained that the contractual issues were also a factor in the Board’s consideration of whether to continue to pursue a transaction with Sun Pharma, and that a significantly revised merger agreement would be necessary. Leerink advised the Vice President of Sun Pharma that representatives of Reed Smith were willing to review an interim draft prepared by Sun Pharma’s counsel before the October 5, 2012 deadline so that Sun Pharma could better understand the position of the Company on the various issues involved.

On September 21, 2012, a representative of Leerink received a telephone call from management of Sun Pharma indicating that for internal reasons Sun Pharma would be unable to meet the October 5, 2012 deadline for final bids. The representative of Leerink called a representative of Reed Smith to discuss how best to respond to this message from Sun Pharma. Representatives of Leerink and Reed Smith discussed this issue with Mr. Doman. It was agreed that a Board meeting should be convened to decide whether to alter the deadline for the process.

On September 24, 2012, a representative of Company B’s financial advisor called a representative of Leerink to indicate that Company B was interested in re-entering the process.

On September 25, 2012, Mr. Doman met with the Chairman, the Chief Executive Officer and other executive officers of Sun Pharma to discuss additional due diligence matters and how the Company and Sun Pharma might be integrated if the Board decided to pursue a transaction with Sun Pharma.

On September 25, 2012, Mr. Doman and the Chief Executive Officer of Company B spoke regarding Company B’s interest in re-entering the process.

On September 26, 2012, counsel for Company B submitted a detailed due diligence request list to the Company.

On September 27, 2012, the Board convened a meeting with representatives of management, and Reed Smith. The Board decided to allow the Company’s shareholder rights plan to expire as scheduled on October 10, 2012. Mr. Doman also reported that he had spoken to the Chief Executive Officer of Company B. The Chief Executive Officer of Company B indicated to Mr. Doman that Company B would be interested in participating in the process if it is still ongoing in another few weeks. Mr. Doman also reported that Sun Pharma has indicated that Sun Pharma may not be able to meet the October 5, 2012 deadline. A representative of Reed Smith reported that Reed Smith had reviewed the contractual issues raised by the Sun Pharma merger agreement draft with Sun Pharma’s counsel. The Board directed management to maintain the October 5, 2012 deadline for the time being.

On October 1, 2012, representatives of Company B, counsel for Company B, management of the Company and a representative of Reed Smith held a conference call to review due diligence matters.

On October 1, 2012, representatives of Reed Smith and management of Company B held a conference call to discuss due diligence matters.

On October 1, 2012, representatives of Reed Smith, a representative of Leerink, representatives of counsel for Company B, representatives of the financial advisor to Company B and management of Company B held a conference call to discuss the top-up option in the merger agreement, the likelihood of the exercise of warrants by holders thereof into common stock of the Company, and other issues related to the capitalization of the Company.

On October 2, 2012, a representative of Leerink, Mr. Doman, a representative of Reed Smith and management of Company B held a conference call to discuss due diligence matters.

On October 3, 2012, management of the Company, a representative of Leerink, a representative of Reed Smith, management of Company B and representatives of counsel for Company B held a conference call to discuss due diligence matters.

On October 3, 2012, management of the Company, representatives of Reed Smith, management of Company B and representatives of counsel for Company B held a conference call to discuss due diligence matters.

On October 3, 2012, management of the Company, a representative of Reed Smith, management of Company B and a representative of counsel for Company B held a conference call to discuss due diligence matters.

On October 3, 2012, a representative of Leerink received a telephone call from a representative of Company B’s financial advisor indicating that management of Company B wanted to discuss a diligence matter in more detail.

On October 4, 2012, a representative of Reed Smith spoke to a representative of counsel for Company B to explain the Company’s position regarding the diligence matter identified by Company B. Representatives of Leerink then spoke to management of Company B, as well as the representatives of Company B’s financial advisor. Although the representatives of Company B’s financial advisor indicated that Company B may not be able to pursue the acquisition of the Company on the timeline outlined by Leerink, representatives of management of Company B indicated that Company B was interested in continuing participation in the process.

On October 4, 2012, representatives of Leerink held a telephone conference with management of Sun Pharma and informed management of Sun Pharma that the October 5, 2012 deadline was being extended for one week until October 12, 2012 and that Sun Pharma should work toward revising the merger agreement with the additional time.

On October 5, 2012, the Board convened a meeting with management and a representative of Reed Smith. Mr. Doman reviewed the diligence issues that were discussed with representatives of Company B. A representative of Reed Smith indicated that a detailed of analysis of the issues would be provided at the regular meeting of the Board scheduled for October 8, 2012.

On October 8, 2012, the Board convened a meeting with management and representatives of Reed Smith and Leerink. The representatives of Reed Smith presented an analysis and recommendation to address the diligence issues raised by representatives of Company B. A representative of Leerink advised the Board that Leerink had spoken with management of Sun Pharma and extended the bid deadline of October 5, 2012 until October 12, 2012. The Board instructed Leerink to advise management of Company B that if Company B wanted to participate in the process, its bid would be due on October 12, 2012. A representative of Leerink reminded the Board that Company F had not participated in the second round of bids, but that he had received a telephone call from Company F’s Vice President of Business Development. The Vice President indicated that the Company should not assume that Company F is not interested in acquiring the Company and that the offer made to Mr. Doman on August 26, 2012, was still open. The representative of Leerink agreed to contact the Vice President of Company F near the end of the process to see if Company F was interested in submitting a bid before the Board made a decision on the offer.

On October 9, 2012, management of the Company, management of Sun Pharma and representatives of Reed Smith held a conference call to discuss due diligence matters, particularly arising from the Company’s draft disclosure letter exhibit to the merger agreement.

On October 9, 2012, representatives of Reed Smith, management of the Company and representatives of counsel for Company B held a conference call to discuss due diligence issues.

On October 10, 2012, management of Sun Pharma, management of the Company, representatives of Leerink, a representative of counsel for Sun Pharma, and a representative of Reed Smith held a conference call to review due diligence matters including life cycle management issues, financial results for the third quarter of 2012, ownership of common stock of the Company by Canadian residents, and product complaints, among other items.

On October 10, 2012, a representative of Reed Smith and a representative of counsel for Company B had a follow-up conversation to discuss diligence issues and the Company’s assessment of them.

On October 12, 2012, Sun Pharma submitted a final offer for 100% of the common stock of the Company at a price of $8.00 per share. Company B did not submit a final offer.

On October 12, 2012, the Board convened a meeting with management of the Company, representatives of Leerink and representatives of Reed Smith. Representatives of Leerink reviewed relevant statistics implied by Sun’s final offer, including the premium to the Company’s stock price at various points in time and to average stock prices over various time periods, and the multiples of relevant operating metrics, for the Board. A representative of Reed Smith reported that counsel for Sun Pharma had submitted an interim draft merger agreement earlier in the week and the revised draft was significantly better than the earlier versions; however, there were still a number of terms that needed to be negotiated. The Board instructed Leerink to continue the process with Sun Pharma. The Board also requested that an in-person Board meeting be organized to review financial information in detail, and all other strategic alternatives that may be available to the Company.

On October 18, 2012, a representative of Reed Smith spoke to a representative of counsel for Sun Pharma regarding the amount of revenues of Sun Pharma’s products that are sold for treatment of actinic keratosis.

On October 16, 2012, Reed Smith sent a revised merger agreement for Sun Pharma and its counsel to review.

On October 18, 2012, representatives of Reed Smith and counsel for Sun Pharma discussed consents to be obtained for assignment of certain material contracts, as well as some outstanding diligence issues.

On October 18, 2012, the Board convened a meeting with representatives of Reed Smith and a representative of Leerink to provide the Board with an update of events since the last meeting of the Board. Mr. Doman indicated that representatives of Sun Pharma would be visiting the Company’s manufacturing facility on October 19, 2012. Mr. Doman stated that representatives of Leerink would prepare valuation analyses and provide other information about Company B for the next Board meeting.

On October 23, 2012, representatives of Reed Smith and a representative of Leerink spoke to discuss the most recent draft merger agreement that Sun Pharma had submitted on October 22, 2012. The parties were not making progress on terms that Reed Smith believed were standard terms for public company transactions.

On October 24, 2012, representatives of Reed Smith prepared and presented to Sun Pharma and its counsel, a detailed issues list of terms in the draft merger agreement submitted by Sun Pharma that needed to be discussed and agreed upon.

On October 24, 2012, Mr. Doman met with the Chief Executive Officer of Company B, who indicated a desire to continue negotiations with the Company.

On October 26, 2012, the Board convened a meeting with management, representatives of Leerink and representatives of Reed Smith. A representative of Leerink reported that the negotiation of the merger agreement with Sun Pharma is proving difficult. Representatives of Reed Smith had prepared a detailed issues list with the Company’s rationale for its position on the listed terms. Representatives of Reed Smith and Leerink recommended that a meeting be held to review the merger agreement in person with management of the Company, representatives of Reed Smith, management of Sun Pharma and representatives of counsel for Sun Pharma. Mr. Doman reported that he had held a meeting with the Chief Executive Officer of Company B. Management also reported that the Company had begun discussions with its auditors for reporting third quarter financial results.

On October 27, 2012, counsel for Sun Pharma provided to DUSA responses to the list of open issues provided by Reed Smith on October 24, 2012.

On October 28, 2012, management of the Company, representatives of Leerink and representatives of Reed Smith held a conference call to review responses provided by Sun Pharma on October 27, 2012 to the issues list previously provided to Sun Pharma.

On October 29, 2012, management of the Company, management of Sun Pharma, a representative of Leerink, representatives of counsel for Sun Pharma and representatives of Reed Smith held a conference call to review the responses by Sun Pharma to the issues list.

On October 29, 2012, management of the Company, a representative of Leerink and representatives of Reed Smith held a conference call to discuss next steps. It was agreed that representatives of Reed Smith would revise the merger agreement and send it back to Sun Pharma and its counsel to see if the remaining unresolved issues could be finalized. Leerink was directed to call Company B and Company F to determine if Company B and/or Company F wanted to submit a best and final bid.

On October 29, 2012, representatives of Reed Smith revised the merger agreement and sent it to counsel for Sun Pharma.

October 31, 2012, Mr. Doman, representatives of Reed Smith and representatives of Leerink held a conference call to review outstanding matters and to discuss a strategy for seeking an increase in the offer from Sun Pharma.

October 31, 2012, Mr. Doman and the Chief Executive Officer of Company B held a telephone conference. The Chief Executive Officer of Company B indicated that the prior telephone conferences with the Company and representatives of Reed Smith had been very productive. He indicated that Company B was now very comfortable with the Company’s position on the due diligence issues. He indicated that Company B would be reporting its third quarter financial results next week and that he anticipated that Company B would thereafter be doing a financing to raise additional funds for general corporate purposes. He also said that he was speaking with counsel for Company B to determine whether there was a mechanism for Company B to complete an acquisition of the Company if the Company’s process was still ongoing. Mr. Doman indicated to the Chief Executive Officer that an offer had been received by the Company that was being seriously considered by the Board and if Company B remained interested in acquiring the Company, Company B needed to participate in the process which might be coming to a conclusion shortly.

On October 31, 2012, the Board convened a meeting with management, representatives of Leerink and representatives of Reed Smith. Mr. Doman reported that progress had been made on the merger agreement with Sun Pharma, but that Sun Pharma had not responded to the revised draft merger agreement that was sent on October 29, 2012. Mr. Doman also reported the substance of his call with the Chief Executive Officer of Company B. The Board instructed the representatives of Reed Smith to approach the General Counsel of Company B to discuss alternative structures for a transaction that Company B might consider in order to participate in the process. The Board instructed the representatives of Leerink to approach management of Sun Pharma informing them that due to their delays in the process, another potential bidder had entered the process and if Sun Pharma wanted to be a successful bidder, Sun Pharma should submit a final price above $8.00 with an acceptable merger agreement. A representative of Reed Smith reminded the Board of the importance of confidentiality, particularly at this juncture in the process.

On November 1, 2012, representatives of Reed Smith spoke with the General Counsel of Company B. The General Counsel of Company B indicated that Company B was exploring options and working with Company B’s financial advisors to determine if Company B could participate in the process before the Board ended the process, either with or without agreeing to a transaction. The representatives of Reed Smith indicated that options that Company B might consider might include a transaction which included cash and stock of Company B.

On November 1, 2012, Mr. Doman, the Chief Executive Officer and General Counsel of Company B and representatives of Reed Smith held a telephone conference during which the General Counsel of Company B indicated that a revised letter of interest would be submitted by Company B to the Company.

On November 2, 2012, management of the Company, representatives of Leerink and representatives of Reed Smith held several telephone conferences to confirm the status of responses from Sun Pharma and Company B. Management of Sun Pharma indicated to representatives of Leerink that the final response from Sun Pharma would be submitted on November 3, 2012. Representatives of the financial advisor to Company B indicated that a revised letter of interest would be sent to the Company on November 4, 2012.

On November 3, 2012, Sun Pharma submitted another revised draft of the merger agreement.

On November 4, 2012, Mr. Doman, representatives of Reed Smith and Leerink held a telephone conference to review the draft merger agreement submitted by Sun Pharma and in particular the remaining unresolved issues some of which affected the certainty of completion of the transaction and the amount of the proposed termination fee. Reed Smith was instructed to contact counsel for Sun Pharma and to try to resolve the remaining issues.

On November 4, 2012, the Chief Executive Officer of Company B called Mr. Doman to inform Mr. Doman that Company B was going to submit a new letter of interest and to reiterate interest in a potential transaction, but stating that Company B was not prepared to submit a revised merger agreement before Company B released its third quarter earnings.

On November 4, 2012, Mr. Doman, representatives of Reed Smith and Leerink held a telephone conference to review the revised letter of interest which had been received from Company B which included an increased offer to acquire 100% of the common stock of the Company, subject to, inter alia, satisfactory completion of unspecified additional due diligence, a financing contingency, and approval by its board of directors, at a cash price in a range of $8.30-$8.50 per share.

On November 4, 2012, representatives of Leerink spoke to management of Sun Pharma informing them that another company had submitted a proposal with a higher price than the $8.00 price submitted by Sun Pharma. The representatives of Leerink indicated that the Board of the Company would be meeting on November 5, 2012 to consider whether to proceed with any transaction.

On November 5, 2012, the Board convened a meeting to discuss the status of the negotiations with Sun Pharma and Company B. Representatives of Leerink and Reed Smith attended this meeting. Representatives of Leerink advised the Board of the status of the recent discussions with Sun Pharma and that Sun Pharma was not prepared to increase its offer or amend the language in its revised draft of the merger agreement regarding the quantum of revenue that Sun Pharma could be required by the Federal Trade Commission to divest (the “FTC Cap”). The Board discussed whether the Company should delay its earnings call and release of third quarter financial results scheduled for November 8, 2012 to give the Company more time to negotiate with Sun Pharma. Mr. Doman reported that he had held another telephone conference with the Chief Executive Officer of Company B, but that Company B was not prepared to submit a revised merger agreement before Company B released its third quarter earnings, which was scheduled for November 7, 2012. The representatives of Leerink reviewed the valuation analyses of a transaction with Sun Pharma. The Board directed Leerink to go back to Sun Pharma again to see if Leerink could persuade Sun Pharma to increase the share price and to raise the FTC Cap in the merger agreement. The Board scheduled another meeting for November 6, 2012.

On November 5, 2012, Leerink, at the direction of the Board, provided Sun Pharma with a counter proposal to Sun Pharma’s final offer initially submitted on October 12, 2012. Further, in addition to such counter proposal, Leerink provided Sun Pharma with certain third quarter financial information related to the Company.

On November 6, 2012, Sun Pharma rejected the counter proposal and kept its offer at $8.00 per Share.

On November 6, 2012, the Board convened a meeting with management and representatives of Reed Smith and Leerink to discuss the status of the negotiations and the process. Representatives of Leerink reported that Sun

Pharma was not prepared to increase its proposed share price or to raise the FTC Cap in the merger agreement. Leerink further explained that Sun Pharma had stated that its currently pending offer to purchase the Company would expire at the end of business on November 8, 2012, unless previously accepted by the Company. The Board then discussed its concerns regarding Company B and its recent offer, including the facts that Company B:

- had entered into and withdrawn from the Company’s bid process previously;

- had indicated that it was dealing with material, but unspecified, internal issues which had previously impacted its efforts and plans to pursue a transaction with the Company;

- did not have adequate funds to consummate a transaction with the Company;

- required a financing contingency in its non-binding offer to purchase the Company, but did not indicate when – or indeed whether – such a condition might be satisfied; and

- had decided not to provide the Company with its comments on the draft merger agreement it had received even though it had already prepared a revised draft reflecting these comments.

The Board then discussed at length the various alternatives presented, including delaying its earnings call and release of third quarter financial results, and its concerns that if the process were delayed further, Sun Pharma would withdraw its pending offer. The Board then instructed Reed Smith to prepare the merger agreement with Sun Pharma without increasing either the share price or the FTC Cap and to begin the process of obtaining the third party consents required by Sun Pharma as a condition to signing the merger agreement.

On November 6 and November 7, 2012 counsel for Sun Pharma and Reed Smith negotiated and the Company and Sun Pharma resolved various terms in the Merger Agreement and Support Agreements, including the offer price of $8.00 per Share.

On November 7, 2012, management of the Company, management of Sun Pharma, a representative of Leerink and a representative of Reed Smith held a conference call to discuss final diligence matters relating to the manufacturing facility. Additionally, Leerink forwarded to Sun Pharma copies of consents obtained for assignment of certain material contracts.

On November 7, 2012, at 6:00 p.m., the Board convened a meeting with management, representatives of Leerink and Reed Smith to evaluate the potential transaction with Sun Pharma, which Sun Pharma had advised would expire the next day, November 8, 2012. A representative of Leerink reviewed the entire process from inception to November 7, 2012. The Board and its legal and financial advisors then discussed the final terms of the proposed merger agreement, copies of which and a summary of which had been previously provided to members of the Board. The representatives of Reed Smith noted that all material issues in the merger agreement had been resolved. Representatives of Reed Smith reviewed with the Board its fiduciary duties in the context of the proposed transaction, including the duty of loyalty and duty of care. Mr. Doman reported on his last conversation with the Chief Executive Officer of Company B. A representative of Leerink also indicated that he had tried to contact the Chief Executive Officer of Company F as well as Company F’s financial advisors, but he did not receive any responses. The representatives of Leerink made a financial presentation to the Board that was similar to the presentation made at the meeting on November 5, 2012. Following this presentation, representatives of Leerink rendered the oral opinion of Leerink (subsequently confirmed in writing) to the effect that, as of the date of its opinion and based upon and subject to the factors and assumptions set forth in the opinion, the $8.00 per share cash consideration to be paid to holders (other than Sun Pharma and its affiliates) of Shares of the Company pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders.

After considering, among other things, the proposed terms of the Merger agreement and taking into consideration the factors described under “Reasons for the Recommendation” the Board unanimously adopted resolutions declaring the merger agreement and the transactions to be advisable, and determined that the merger agreement and the Transactions are fair to, and in the best interests of, the Company and its shareholders and recommended that the shareholders of the Company accept the offer, tender their shares of Company Common Stock pursuant to the offer and vote in favor of the merger and the merger agreement at any meeting of shareholders of the Company called to consider approval of the merger and merger agreement.

Mr. Doman reported that he intended to hold a Company-wide meeting with employees of the Company after the press release announcing the transaction was released.

The Merger Agreement was executed by the Company, Sun Pharma and Acquisition Sub (the merger subsidiary) prior to the opening of the stock markets on November 8, 2012. The officers and directors of the Company each entered into a Support Agreement with Sun Pharma and Acquisition Sub. Thereafter, the Company and Sun Pharma issued a joint press release announcing the execution of the Merger Agreement.

On November 16, 2012, Sun Pharma assigned its rights under the Merger Agreement and the Support Agreements to CPL, a subsidiary of Sun Pharma and the direct parent of the Purchaser. Notwithstanding the assignment, in accordance with the terms of the Merger Agreement and the Support Agreements, Sun Pharma remains liable and obligated under the Merger Agreement and Support Agreements, respectively.

(c) Reasons for the Recommendation.

In evaluating the Offer and the Merger, the Board consulted with senior management and its legal and financial advisors and, in reaching its determination of the fairness of the terms of the Offer and the Merger and its decision to approve the Merger Agreement and recommend that the Shareholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, to adopt and approve the Merger Agreement and the Transactions, the Board considered, among other things, the following material factors, each of which is supportive of its decisions:

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Business and Financial Condition and Prospects. The Board’s familiarity with the business, operations, prospects, business strategy, properties, assets and financial condition of the Company, and the certainty of realizing in cash a compelling value for the Shares in the Offer compared to the risk and uncertainty associated with the operation of the Company’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the period ended December 31, 2011 as updated by the Company’s Quarterly Reports on Form 10-Q) in a very competitive industry.

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Financial Considerations. The Board’s understanding of the historical and prospective operating environment and financial performance of the Company in a competitive industry. The Board examined the forecasted financial data set forth in the forecasts described below under the heading “Financial Projections” and considered the views of management concerning them.

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Review of Strategic Alternatives. The Board’s belief that the Offer and the Merger represented the surest and best prospect for enhancing Shareholder value, based on the Board’s assessment, after consultation with the Company’s management and legal and financial advisors, of the other strategic alternatives reasonably available to the Company. The Board reviewed the possible alternatives to the Offer and the Merger, and considered the contact by Leerink of selected market participants on a confidential basis to invite such parties to participate in a process to explore a strategic transaction with the Company, the results of which yielded the best offer proposed by Sun Pharma, the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative, and it was, and is, the Board’s view that the Offer and Merger presented, and present, a superior opportunity to any such reasonably available alternatives.

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Risks of Remaining Independent. The Board’s assessment, after discussions with the Company’s management and legal and financial advisors, of the risks of remaining an independent company and pursuing the Company’s strategic plan, including risks relating to:

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the on-going commercialization of the Company’s products, particularly in light of the fact that 95% of the Company’s revenues and 100% of the Company’s gross margin are derived from one product operating in a highly regulated, competitive environment;

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the ability of the Company to diversify its product offerings, particularly within the field of in-licensing, and/or product acquisition which would likely require the Company to raise additional equity capital thereby diluting the interests of the Shareholders;

•	the Company’s lack of significant resources relative to some of its competitors and the effect thereof on its ability to remain competitive in this industry;

•	maintaining and protecting the Company’s intellectual property rights;

•	future clinical development plans for product label expansion; and

•	the early stage status of the Company’s future product development activities in light of expiring intellectual property.

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Unpredictability of Future Operating Environment. The limitations on the Company’s ability to predict its future operating environment due to numerous factors, including the results of clinical trials of the Company’s product candidates, the ability to receive regulatory approvals for product candidates for particular treatments, and the effect of competing products that may be introduced into the market place, including generic equivalents to the Company’s key products.

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Lack of a Superior Proposal. Sun Pharma’s proposal was a superior offer, in terms of price, certainty and timing, including the fact that Sun Pharma’s offer was the highest offer that did not contain a financing contingency.

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Low Likelihood of Other Third Party Interest. The Board’s view as to the likely interest of any additional third parties to enter into a strategic transaction with the Company on terms more favorable than those offered by Sun Pharma, including the fact that Leerink contacted numerous market participants regarding their interest in a potential strategic transaction with the Company, which resulted in only two (2) parties submitting final proposals, including Sun Pharma.

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Negotiations with Sun Pharma. The course of discussions and negotiations between the Company and Sun Pharma, resulting in an increase from an initial price per Share of $6.98 offered by Sun Pharma to a revised expression of interest at $7.50 per Share, which was further revised by an additional bid to a price of $7.70 per Share and, finally, to an offer price of $8.00 per Share; improvements to the terms of the Merger Agreement in connection with those negotiations, including with respect to the amount of, and circumstances pursuant to which, the termination fee would be payable to Sun Pharma; and the Board’s belief that based on these negotiations this was the highest price per Share that Sun Pharma was willing to pay and that these were the most favorable terms to the Company to which Sun Pharma was willing to agree, in each case which were generally more favorable than those offered by any other party without a financial contingency.

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Financial Strength of Sun Pharma. The fact that Sun Pharma represented that it has and will have available to it at the closing of the Transactions, the expiration of the Offer and the consummation of the Merger, cash on hand and other working capital sources sufficient to pay for all the Shares pursuant to the Offer and to consummate the Merger and the Transactions and that the closing of the Transactions is not subject to Sun Pharma’s ability to obtain third-party financing.

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Premium to Market Price. The fact that the $8.00 price to be paid for each Share represented a 38% premium over the closing price of the Shares on November 7, 2012, the last full trading day before the Offer and the Merger was publicly announced.

•	Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including:

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the provision for a two-step transaction structure, with the Offer, including the obligation of Acquisition Sub to exercise the Top-Up Option, followed by the Merger, which may shorten the time to closing as compared to alternative structures;

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the fact that the Merger Agreement provides that, under certain circumstances, Sun Pharma would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, subsequent expiration date;

•	the Company’s favorable “material adverse effect” definition;

•	the Company’s ability to obtain specific performance of Sun Pharma’s and Acquisition Sub’s obligations;

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the conditions to the closing of the Offer and the Merger and the likelihood of such conditions being satisfied, including the absence of any financing condition to Sun Pharma’s obligation to complete the Offer;

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the ability of the Company, under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited written proposal for an acquisition transaction;

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the Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with the acceptance of a superior offer, subject to payment of a termination fee of $9.0 million; and

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the Board’s belief that the termination fee of $9.0 million payable to Sun Pharma in the circumstances set forth in the Merger Agreement is reasonable in the context of termination fees that are payable in other comparable transactions of this type, particularly in light of the number of market participants contacted by Leerink in connection with the transaction, and is not likely to preclude or unreasonably deter another party from making a superior acquisition proposal.

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Opinion and Financial Presentation of Leerink. The Board considered the opinion and financial presentation of Leerink, dated November 7, 2012, to the effect that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth in the opinion, the Offer Price to be paid to Shareholders was fair, from a financial point of view, to those holders. The full text of the Leerink opinion, which sets forth the procedures followed, the factors considered, and the assumptions made, by Leerink in arriving at its opinion, is attached hereto as Annex B and is incorporated herein by reference.

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Certainty. The fact that the Offer and the Merger, because they are for cash consideration, provide certainty as to the value of the consideration to be received in the proposed Transactions, that Sun Pharma agreed to proceed quickly towards the closing of the Merger and that Sun Pharma’s and Acquisition Sub’s obligations to purchase Shares in the Offer and to close the Merger are subject only to limited conditions.

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Absence of Significant Regulatory Approvals. The absence of significant regulatory approvals to consummate the Offer and the Merger that could potentially prevent or materially delay the Offer and the Merger, or cause either party to exercise its right to terminate the Merger Agreement, as well as the efforts required by the parties to the Merger Agreement to obtain such approvals.

The Board also considered a variety of uncertainties and risks in its deliberations concerning the Offer, the Merger, the Merger Agreement and the Transactions, including the following:

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No Shareholder Participation in Future Growth or Earnings. The fact that the nature of the Offer as a cash transaction will prevent the Shareholders from being able to participate in any future earnings or growth of the Company, or the combined company, and Shareholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company were to engage in future strategic or other transactions.

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Effect of Failure to Complete Transactions. The possibility that if the Offer, the Merger and/or the Transactions are not consummated, the trading price of the Shares could be adversely affected, the Company will have incurred significant transaction and opportunity costs attempting to consummate the Transactions, the Company’s business may be subject to disruption, the market’s perceptions of the Company’s prospects could be adversely affected and the Company’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

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Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the date Acquisition Sub’s designees are elected to the Board, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, which may delay or prevent the Company from undertaking business opportunities that could arise prior to the appointment of Acquisition Sub’s designees to the Board.

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Restrictions on Competing Proposals. The fact that the Merger Agreement imposes restrictions on the Company’s ability to solicit or enter into discussion or agreements concerning competing proposals, and the fact that the Company would be obligated to pay the termination fee of $9.0 million to Sun Pharma under specified circumstances.

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Potential Conflicts of Interest. The fact that the Company’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the other Shareholders, including, among other things, the vesting of Options and Restricted Shares and the potential cash payments payable to certain executives at the completion of the Merger in the event that their employment agreements are terminated. See Item 3 above “Past Contracts, Transactions, Negotiations and Agreements”.

•	Tax Issues. The fact that the all-cash consideration would be a taxable transaction to the holders of Shares of the Company that are U.S. persons for U.S. Federal income tax purposes.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Shareholders outweigh the negative considerations, as well as all alternative options. The Board determined that the Offer and the Merger represent the best reasonably available alternative to enhance Shareholder value with limited risk of non-completion.

This discussion of the information and factors considered by the Board includes a summary of some of the material positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. The Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the Transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of DUSA and its Shareholders. Rather, the Board conducted an overall review of the factors described above, including discussion with DUSA’s management and outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Board may have given different weight to different factors. It should be noted that certain factors considered by the Board and certain information presented in this section are forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Forward-Looking Statements” in this Schedule 14D-9.

(d) Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he has sole dispositive power. See the information set forth in Item 3(d) above under the caption “Agreements among Sun Pharma, CPL, Acquisition Sub and each of the directors and executive officers of the Company – Support Agreements”, which information is incorporated herein by reference.

(e) Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter dated February 3, 2012, the Company engaged Leerink to render an opinion with respect to the fairness, from a financial point of view, of the consideration to be paid in connection with a possible merger, sale or other business combination involving the Company. At a meeting of the Board on November 7, 2012, Leerink rendered its oral opinion to the Board, confirmed by delivery of a written opinion dated November 7, 2012, that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its written opinion, the consideration to be received in the Transactions by the holders (other than Sun Pharma and its affiliates) of Shares was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink, dated November 7, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Leerink in connection with the opinion, is attached as Annex B and is incorporated herein by reference. Holders of Shares are encouraged to read the opinion carefully in its entirety. The summary of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. Leerink provided its opinion for the benefit and use of the Board in its consideration of the Transactions, and its opinion is directed only to the fairness, from a financial point of view, of the consideration to be received in the Transactions by the holders (other than Sun Pharma and its affiliates) of Shares. The Leerink opinion does not constitute an opinion as to the merits of the Merger and is not a recommendation to any holder of Shares as to whether or not such holder should tender such Shares in connection with the Offer or how such holder should vote with respect to the Merger, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink reviewed and considered such financial and other information as it deemed relevant, including, among other things:

(i)	certain financial terms of a draft of the Agreement, dated November 6, 2012;

(ii)	certain financial and other business information of the Company furnished to Leerink by the management of the Company;

(iii)	certain periodic reports and other publicly available information regarding the Company;

(iv)	comparisons of certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company;

(v)	comparisons of the financial terms of the proposed Transactions with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant; and

(vi)	such other information, financial studies, analyses and investigations and such other factors that Leerink deemed relevant for the purposes of its letter and opinion.

In addition, Leerink held discussions with members of senior management and representatives of the Company concerning the matters described in clause (ii) above, as well as the businesses and prospects of the Company.

In conducting its review and analysis and in arriving at their opinion, Leerink, with the Company’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Leerink, or publicly available. Leerink did not undertake any responsibility for independently verifying, and did not independently verify the accuracy, completeness or reasonableness of any such information. With respect to financial forecasts for the Company that were provided to Leerink and that Leerink reviewed, Leerink was advised, and assumed, with the Company’s consent, that such forecasts had been reasonably prepared in good faith on the basis of reasonable assumptions and reflected the best currently available estimates and judgments of the management of the Company as to the future financial condition and performance of the Company. Leerink expressed no opinion with respect to such forecasts or estimates or the assumptions upon which they were based.

Leerink did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of the Company, nor was Leerink furnished with such materials. Leerink did not make any independent investigation of any legal, accounting or tax matters relating to the Company, and assumed the correctness of all legal, accounting and tax advice given to the Company.

For purposes of rendering its opinion, Leerink assumed in all respects material to its analysis, that the consideration to be received in the Transactions was determined through arm’s-length negotiations between the appropriate parties, that the representations and warranties of each party contained in the Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Agreement without material alteration or waiver thereof, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions would be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to Leerink’s analysis and that all conditions to the consummation of the proposed Transactions would be satisfied without waiver thereof or material alteration to the terms of the proposed Transactions. Leerink also assumed, with the Company’s consent, that the final form of the Agreement would be substantially the same as the last draft reviewed by Leerink. In addition, Leerink assumed, with the Company’s consent, that the historical financial statements of the Company reviewed by Leerink had been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. Leerink further assumed, with the Company’s consent, that as of the date of its opinion, there had been no material adverse change in the Company’s assets, financial condition, results of operations, business or prospects since the date of the last audited financial statements made available to Leerink which change had not been disclosed to Leerink prior to the date of Leerink’s opinion.

Leerink was not requested to opine as to, and its opinion does not express any opinion as to, (i) the value of any employee agreement or other arrangement entered into in connection with the proposed Transactions, or (ii) any tax or other consequences that might result from the proposed Transactions. Furthermore, Leerink was not requested to opine as to, and its opinion expressed no opinion with respect to, the amount or nature of compensation to any officer, director or employee of any party to the Transactions, or any class of such persons, relative to the consideration to be paid by Sun Pharma or Acquisition Sub in the Transactions or with respect to the fairness of any such compensation.

Leerink’s opinion relates solely to the fairness of the consideration to be received in the Transactions, to the holders (other than Sun Pharma and its affiliates) of the Shares, and its opinion does not address the Company’s underlying business decision to proceed with or effect the Transactions or any other term, aspect or implication of the proposed Transactions or any other agreement or arrangement entered into in connection with the proposed Transactions. Leerink was not requested to opine as to, and its letter and opinion do not in any manner address, the fairness of the Transactions or the consideration to the holders of any other class of securities or creditors or any other constituency of the Company. Leerink is not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company or Sun Pharma or the ability of the Company or Sun Pharma to pay its obligations when they come due. In addition, Leerink’s opinion does not address any legal or accounting matters, as to which Leerink understood that the Company had obtained such advice as it has deemed necessary from qualified professionals.

Leerink’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Leerink on the date of its opinion. It should be understood that although subsequent developments may affect Leerink’s opinion, Leerink does not have any obligation to update, revise or reaffirm Leerink’s opinion and Leerink expressly disclaims any responsibility to do so.

Leerink’s opinion was intended for the benefit and use of the Board in its consideration of the proposed Transactions. Leerink’s letter and opinion do not constitute a recommendation of the Transactions to the Board nor do they constitute a recommendation to any holder of Shares as to whether or not such holder should tender such Shares in connection with the Offer or how such holder should vote with respect to the Merger or otherwise. Leerink’s opinion was authorized by Leerink’s Fairness Opinion Review Committee.

The following is a summary of the material financial analyses utilized by Leerink and presented to the Board by Leerink in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Leerink, nor does the order of analyses described represent relative importance or weight given to those analyses by Leerink. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Leerink’s financial analyses. Considering the following data without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Leerink’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 7, 2012 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Leerink reviewed the historical spot and volume-weighted average trading prices for the Shares for various periods during and including the fifty-two (52) week period ended November 7, 2012 and analyzed the consideration to be received by holders of Shares in the Transactions agreement in relation to these spot and volume-weighted average trading prices. This analysis indicated that the price per share to be paid to the Company shareholders in the Transactions represented:

•	a premium of 38.4% based on the closing market price on November 7, 2012 of $5.78 per share;

•	a premium of 14.3% based on the fifty-two (52) week high closing market price of $7.00 per share;

•	a premium of 19.8% based on the closing market price four (4) weeks prior to November 7, 2012 of $6.68 per share;

•	a premium of 48.4% based on the closing market price sixty (60) days prior to November 7, 2012 of $5.39 per share;

•	a premium of 93.7% based on the closing market price of November 7, 2011 of $4.13 per share;

•	a premium of 23.9% based on the volume weighted average price as of four (4) weeks prior to November 7, 2012 of $6.45 per share;

•	a premium of 23.1% based on the volume weighted average price as of sixty (60) days prior to November 7, 2012 of $6.50 per share; and

•	a premium of 50.3% based on the volume weighted average price as of fifty-two (52) weeks prior to November 7, 2012 of $5.32 per share.

Selected Publicly Traded Companies Analysis. To provide contextual data and comparative market information, Leerink compared certain operating and financial information for the Company to the corresponding operating and financial information of certain other companies in the specialty pharmaceutical and/or dermatology industries, which we refer to herein as the Selected Companies, whose securities are publicly traded. The corporations that Leerink reviewed were the following:

•	Allergan, Inc.

•	Valeant Pharmaceuticals International, Inc.

•	Actelion Ltd.

•	Cubist Pharmaceuticals, Inc.

•	Auxilium Pharmaceuticals, Inc.

•	InterMune, Inc.

•	Optimer Pharmaceuticals, Inc.

•	Cadence Pharmaceuticals, Inc.

•	Obagi Medical Products, Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Leerink calculated and compared various financial multiples and ratios for each of the selected companies and for the Company based on closing stock prices as of November 7, 2012, and, in the case of the selected companies, publicly available financial data from SEC filings and FactSet consensus estimates as of that date and, in the case of the Company, financial data based on the Company Forecasts provided by the Company’s management as well as publicly available analyst forecasts. With respect to the Company and each of the selected companies, Leerink calculated:

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enterprise value, which is the diluted equity value using the treasury stock method based on outstanding options, warrants and Restricted Shares units, plus the value of such company’s indebtedness and minority interests and preferred stock, minus such company’s cash, cash equivalents and marketable securities, in each case, as of the company’s latest SEC filing prior to November 7, 2012, as a multiple of estimated calendar year 2012, 2013 and 2014 revenue; and

•	enterprise value as a multiple of estimated calendar year 2012, 2013 and 2014 earnings before interest, taxes, depreciation and amortization, or EBITDA.

The results of these analyses are summarized as follows:

Enterprise Value as a multiple of:	Selected Publicly Traded Companies			DUSA
	Range	Median	Mean	Company Forecasts
2012E Revenue	1.6x-6.9x	3.1x	3.6x	2.4x
2013E Revenue	1.5x-5.8x	2.6x	3.3x	2.0x
2014E Revenue	1.4x-5.3x	2.4x	2.6x	1.7x
2012E EBITDA	8.8x-17.7x	11.3x	12.0x	13.6x
2013E EBITDA	7.8x-12.2x	10.1x	9.9x	7.4x
2014E EBITDA	4.9x-20.7x	9.4x	11.5x	5.4x

Based on the results of this analysis and other factors which it considered appropriate, Leerink applied a multiple range of 2.75x-3.5x enterprise value to estimated calendar year 2012 revenue, a multiple range of 2.2x-2.8x price to estimated calendar year 2013 revenue, a multiple range of 9.0x-11.0x enterprise value to estimated calendar year 2012 EBITDA and a multiple range of 8.0x to 10.5x price to estimated calendar year 2013 EBITDA to the financial data derived from the Company’s forecasts and the Wall Street forecasts to derive an implied equity value per Share.

This calculation resulted in the following:

	Company Forecasts	Wall Street Forecasts
Multiple	Implied Equity Value per Share	Implied Equity Value per Share

Enterprise Value/2012E Revenue	$6.25 – $7.50	$6.25 – $7.50

Enterprise Value/2013E Revenue	$6.00 - $7.50	$6.00 - $7.50

Enterprise Value/2012E EBITDA	$4.25 - $5.00	$3.75 - $4.25

Enterprise Value/2013E EBITDA	$6.00 - $7.50	$5.25 - $6.50

Selected Transactions Analysis. Leerink analyzed certain publicly available information relating to thirteen (13) selected transactions announced in the pharmaceuticals industry since October 2007. The transactions Leerink reviewed were the following, referred to herein as the “Selected Transactions”:

Target	Acquiror	Date Announced

Medicis	Valeant	09/03/2012

Fougera Pharmaceuticals	Novartis	05/02/2012

Graceway Pharmaceuticals	Medicis	11/18/2011

Elidel (Novartis)	Meda	04/07/2011

Q-Med	Galderma	12/13/2010

BioForm Medical	Merz	01/04/2010

Peplin	LEO Pharma	09/03/2009

Dow Pharma	Valeant	12/10/2008

CORIA Laboratories	Valeant	09/17/2008

Barrier Therapeutics	Stiefel Laboratories	06/23/2008

CollaGenex Pharmaceuticals	Galderma	02/26/2008

Bradley Pharmaceuticals	Nycomed	10/30/2007

Dermatology Product Lines (Shire)	Almirall	10/08/2007

While none of the companies that participated in the Selected Transactions are directly comparable to the Company, the companies that participated in the Selected Transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results and product profile.

For each of the Selected Transactions, using publicly available estimate, Leerink calculated and compared transactions value as a multiple of the target company’s revenue and EBITDA for the latest twelve (12) months prior to the announcement of the transactions (LTM) and, to the extent available, the target company’s expected revenue and EBITDA for the twelve (12) months following announcement of the transactions (NTM). The following table presents the results of this analysis:

Transactions Value as a Multiple of:	Dermatology /Aesthetics Companies			DUSA
	Range	Median	Mean	Company Forecasts

LTM Revenue	2.0x-6.2x	3.6x	3.9x	3.9x

NTM Revenue	2.0x-4.9x	3.2x	3.4x	3.2x

LTM EBITDA	8.8x-21.9x	13.0x	14.2x	24.1x

NTM EBITDA	9.0x-16.5x	9.8x	11.7x	12.7x

Based on the results of this analysis and other factors that Leerink considered appropriate, Leerink applied a multiple range of 3.25x-4.0x LTM revenue, a multiple range of 2.75x-3.5x NTM revenue, a multiple range of 10.0x-15.0x LTM EBITDA and a multiple range of 9.0x-13.0x NTM EBITDA to the financial data derived from the Company’s forecasts and the Wall Street forecasts to derive an implied equity value per Share. This calculation resulted in the following:

	Company Forecasts	Wall Street Forecasts
Multiple	Implied Equity Value per Share	Implied Equity Value per Share

Transaction Value/LTM Revenue	$7.00 – $8.25	$7.00 – $8.25

Transaction Value/NTM Revenue	$7.00 – $8.50	$7.00 – $8.50

Transaction Value/LTM EBITDA	$4.25 - $5.50	$4.25 - $5.50

Transaction Value/NTM EBITDA	$6.00 – $8.25	$5.25 - $7.00

Illustrative Discounted Cash Flow Analysis. Leerink performed a discounted cash flow analysis on the Company using the Company forecasts. Leerink calculated indications of net present value of free cash flows for the Company from October 1, 2012 through December 31, 2019, which reflects the expiration of the Company’s U.S. patent number 7,723,910 on June 17, 2019, using discount rates ranging from 10.0% to 14.0% and utilization of the half-year convention. This methodology excluded a terminal value for the Company to reflect the expiration of the patent and the fact that there is no assurance that the Company will be successful in bringing to market any successor product. In addition, for purposes of illustration, Leerink calculated the value of a hypothetical potential life cycle extension strategy for the Company, by applying a terminal value for the Company in 2019 based on multiples ranging from 2.0x revenue to 3.5x revenue, discounted to calculate implied indications of present values using discount rates ranging from 10.0% to 14.0%. The present value of usable net operating loss carryforwards was included when calculating the per share equity value for this analysis. Due to the current lack of any expected current life cycle extension program(s), Leerink was not able to estimate a probability of success, and therefore did not probability adjust the potential cash flows from any life cycle extension program(s). The following table presents the results of this analysis:

Discounted Free Cash Flow From October 1, 2012 Through December 31, 2019

Excluding terminal value	$5.36 - $5.90

Including terminal value	$10.02 - $16.24

General. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Leerink. The preparation of a fairness opinion is a complex process involving various determinations and subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore such an opinion and the analyses used in arriving at such an opinion are not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Leerink’s opinion. In arriving at its fairness determination, Leerink considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Leerink made qualitative judgments as to the significance and relevance of each analysis and factor on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, notwithstanding the separate factors summarized above, Leerink believes, and has advised the Board, that its analysis must be considered as a whole and that selecting portions of the analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the processes underlying Leerink’s opinion.

In performing its analyses, Leerink made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Leerink based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Accordingly, as such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company nor Leerink nor any other person assumes responsibility if future results are materially different from those forecast. No company or transaction used in the above analyses as a comparison is directly comparable to Sun Pharma or the Company or the contemplated Transactions. None of the Company, Leerink or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Leerink and its opinion were among several factors taken in consideration by the Board in making its decision to enter into the Merger Agreement and should not be considered determinative of such decision.

Leerink prepared these analyses for purposes of Leerink’s providing its opinion to the Company’s Board as to the fairness from a financial point of view of the consideration to be received in the Transactions by the holders (other than Sun Pharma and its affiliates) of Shares. The consideration to be received by holders of Shares in the Transactions was determined through arm’s-length negotiations between the Company and its representatives, on the one hand, and Sun Pharma and its representatives, on the other hand. Leerink provided advice to the Company during these negotiations. Leerink did not, however, recommend any specific amount of consideration to the Company or its Board or suggest that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

The decision by the Board to approve the Transactions and enter into the Merger Agreement was solely that of the Board. As described in the foregoing, Leerink’s opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement and the Transactions contemplated by the Merger Agreement.

Leerink is an investment banking firm focused exclusively on healthcare. Leerink is recognized as a leading investment bank for both emerging and established healthcare companies. Leerink, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes. Leerink was selected by the Company due to its substantial experience in the healthcare industry and with transactions similar to this transaction.

Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Leerink and its affiliates have in the past and may in the future hold positions, for its own account or the accounts of its customers, in the equity, debt and other securities of the Company, Sun Pharma or their respective affiliates.

Leerink acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transactions contemplated by the Merger Agreement. Leerink has not previously provided investment banking or financial advisory services to the Company or Sun Pharma; however, in the ordinary course of business, Leerink and its affiliates may, in the future, provide commercial and investment banking services to the Company, Sun Pharma or their respective affiliates. In connection with such services, Leerink and/or its affiliates may, in the future, receive customary compensation.

Pursuant to the Leerink engagement letter, in connection with the merger, Leerink will be entitled to receive a transaction fee equal to approximately $3.0 million and is contingent upon consummation of the Merger. A fee of $500,000 (credited against the ultimate transaction fee payable upon closing) became payable upon Leerink’s delivery of its fairness opinion. Additionally, the Company has agreed to reimburse Leerink for its out-of-pocket expenses, including attorney’s fees, and has agreed to indemnify Leerink against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Leerink, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink and the Company, and the Board was aware of the arrangement, including the fact that the transaction fee payable to Leerink is contingent upon the completion of the Merger pursuant to the Merger Agreement. Leerink has not had a material relationship with, nor otherwise received fees from, the Company during the past two years preceding the date of this solicitation/recommendation statement.

The full text of the Leerink written opinion to the Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this solicitation/recommendation statement and is incorporated by reference in its entirety into this solicitation/recommendation statement. Holders of Shares are encouraged to read the opinion carefully in its entirety.

Leerink delivered its opinion to the Board for the benefit and use of the Board in connection with and for purposes of its evaluation of the consideration provided for in the Transactions. It does not constitute a recommendation to you on how to vote or act in connection with the Transactions or otherwise.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Leerink Swann.

Pursuant to the Leerink engagement letter, the Company has agreed to pay Leerink a transaction fee equal to approximately $3.0 million, which is contingent upon consummation of the Merger. A fee of $500,000 (credited against the ultimate transaction fee payable upon closing) became payable upon Leerink’s delivery of its fairness opinion. In addition, the Company agreed to reimburse Leerink upon request, certain out-of-pocket expenses incurred by Leerink under the Leerink engagement letter, up to $25,000, including attorney’s fees and disbursements. The Company also agreed to indemnify Leerink and related parties against certain liabilities arising out of its engagement, including liabilities under the federal securities laws.

Additional information pertaining to the retention of Leerink by the Company is set forth in Item 4 under the heading “Opinion of the Company’s Financial Advisor”.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except with respect to the option exercise described in the following sentence, no transactions in the Shares have been effected during the last sixty (60) days by the Company or any of its subsidiaries or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company, other than Shares received as compensation in the ordinary course of business in connection with the Company’s employee benefit plans. On November 13, 2012, Mr. Christopher, CFO of the Company, exercised options to purchase 7,500 Shares (which he continues to hold) at an exercise price of $1.60 per Share.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a purchase, sale or transfer of a material amount of assets by the Company, or any of its subsidiaries, or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one (1) or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

The Information set forth under Item 3 “Past Contacts, Transactions, Negotiations and Agreements – Golden Parachute Compensation”, as it relates to the Company’s named executive officers (as defined in Item 402 of Regulation S-K), is incorporated herein by reference.

(a) Appraisal Rights.

No appraisal rights are available in connection with the Offer. In addition, holders of shares are not entitled to statutory appraisal rights in connection with the Merger under the NJBCA.

(b) Anti-Takeover Statutes.

As a corporation incorporated under the laws of the State of New Jersey, DUSA is subject to the NJBCA. Sections 14A:10A-4 and -5 of the NJBCA restrict the ability of certain persons to acquire control of a New Jersey corporation. In general, a New Jersey corporation with its principal executive offices or significant business operations in New Jersey as of the stock acquisition date in question (a “resident domestic corporation”), may not engage in a business combination with an interested shareholder for a period of five years following the interested shareholder’s becoming such unless that business combination is approved by the board of directors of the resident domestic corporation prior to that interested shareholder’s becoming an interested shareholder of a resident domestic corporation. An “interested shareholder” is any person (other than the resident domestic corporation or any subsidiary of that resident domestic corporation) that: (1) is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the resident domestic corporation, or (2) is an affiliate or associate of that resident domestic corporation who, at any time within the five (5) year period immediately prior to the date in question, was a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the resident domestic corporation. Covered business combinations include (1) any merger or consolidation of that resident domestic corporation or any subsidiary of that resident domestic corporation with that interested shareholder or any other corporation (whether or not it is an interested shareholder of that resident domestic corporation) which is, or after a merger or consolidation would be, an affiliate or associate of that interested shareholder; (2) dispositions of assets; or (3) shares and recapitalizations.

In addition, after the five (5) year period a resident domestic corporation may not engage in a business combination with an interested shareholder other than (1) a business combination approved by the board of directors of such corporation’s prior such interested shareholder’s stock acquisition date, (2) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder at a meeting for such purpose, or (3) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder or available in the marketplace.

A covered New Jersey corporation may not opt out of the foregoing provisions. However, in accordance with the cited provisions of the NJBCA, on November 7, 2012, the Board approved the Merger Agreement and the contemplated Transactions, including the Offer and the Merger, and took all appropriate action so that restrictions on business combinations set forth in such provisions, with respect to DUSA, are inapplicable to Sun Pharma and its affiliates by virtue of such actions.

(c) Antitrust Compliance.

United States. The acquisition of Shares pursuant to the Merger Agreement is subject to the pre-merger notification and reporting obligations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Under the HSR Act, the parties to the Merger Agreement are required to submit a Notification and Report Form (the “HSR Application”) and observe a 15-day waiting period following Acquisition Sub’s filing prior to Acquisition Sub’s acquisition of the Shares. During the 15-day HSR waiting period, the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”), will examine the legality under the antitrust laws of Acquisition Sub’s acquisition of the Shares. At any time prior to the expiration of the 15-day HSR Application waiting period, the Antitrust Division or the FTC has the authority to open an investigation of the Transaction and suspend the running of the waiting period by issuance of a Request for Additional Information and Documentary Material, sometimes referred to as a Second Request. The Antitrust Division and the FTC also have the statutory authority after Acquisition Sub’s acquisition of Shares pursuant to the Offer to take any action under the antitrust laws it deems necessary or desirable in the public interest, including (i) seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or (ii) seeking the divestiture of Shares or substantial assets of the Company. Private parties, and state attorneys general, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, the ultimate result. The Company and Sun Pharma each submitted their respective HSR Applications on November 21, 2012, and requested early termination of the waiting period applicable to the Offer. The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms, (b) the satisfaction of the Minimum Tender Condition, (c) the expiration or termination of any waiting period under the HSR Act, (d) the absence of any applicable judgment that shall have been served by a court or Governmental Authority (as defined in the Merger Agreement) or the existence of any law shall be in effect that would make payment for the Shares or consummation of the Offer or Merger illegal.

Antitrust Laws of Countries and Jurisdictions Other Than the United States. Sun Pharma and its subsidiaries conduct business in countries and jurisdictions outside of the United States. In connection with the purchase of Common Stock pursuant to the Offer, the laws of certain of these countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. Furthermore, the governments in such countries and jurisdictions might attempt to impose additional conditions on the Company’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that the Company will be able to, or that Sun Pharma, CPL or Acquisition Sub will, satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company after purchase of the Shares pursuant to the Offer or the Merger.

(d) Top-Up Option.

The summary of the Top-Up Option in Section 11 of the Offer to Purchase is incorporated herein by reference.

(e) Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the NJBCA. Acquisition Sub, upon consummation of the Offer, will own more than a majority of the outstanding shares of Common Stock. Under Section 14A:10-5.1 of the NJBCA, if the Acquisition Sub acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of the Common Stock, Acquisition Sub will be able to effect the merger after consummation of the Offer without a vote by the Shareholders. If Acquisition Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of the Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of the Common Stock will be required under the NJBCA to effect the Merger.

(f) Section 14(f) Information Statement.

The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by Sun Pharma (or CPL), pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Shareholders as described in the Information Statement, and is incorporated herein by reference.

(g) Financial Projections.

The Company does not as a matter of course publicly disclose earnings guidance or any other short-term or long-term forecasts or projections as to future performance, including earnings or other results relating to the current fiscal year or any period beyond the current fiscal year, and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided certain unaudited financial forecasts prepared by management to Sun Pharma, Acquisition Sub and other potentially interested parties that were given access to the Company’s virtual data room in connection with their consideration of a potential transaction with the Company, as set forth below under the heading “Base Case” and “Base Case Plus BASDI Phase III and Acne”. The Company has included certain portions of the “Base Case” and “Base Case Plus BASDI Phase III and Acne” projections, which were prepared on May 30, 2012, provided to Sun Pharma, Acquisition Sub and other potentially interested parties who had access to the Company’s virtual data room, and utilized by Leerink in connection with its fairness opinion, in this Schedule 14D-9 to provide shareholders access to this information. The Company’s internal financial forecasts (upon which the projections provided to Sun Pharma and others were based) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections were not probability adjusted. The inclusion of this information should not be regarded as an indication that the Company, Sun Pharma, Acquisition Sub, Leerink or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual results as further discussed below under the heading “General Discussion Regarding Projections.”

(i) “Base Case” Projections.

The “Base Case” projections were prepared by the management of the Company for the purpose of sharing with Sun Pharma, Acquisition Sub and other potentially interested parties that were provided access to the

Company’s virtual data room and showing the potential of the Company. The “Base Case” projections are not probability-adjusted and do not reflect the estimates and judgments of the Company’s management as to the expected future results of operations and financial condition of the Company. Set forth below are certain portions of the “Base Case” projections that were provided to Sun Pharma and Acquisition Sub and other potentially interested parties that were granted access to the Company’s virtual data room, consisting of the Company’s estimates of financial performance for the fiscal years ending December 31, 2012 through 2016.

Note that, amongst various other assumptions, the “Base Case” projections reflect the following assumptions:

•	U.S. Kerastick volumes reflect positive Phase II BASDI results;
•	U.S. Kerastick pricing increases consistent with the Company’s practices;
•	Net BLU-U pricing remains constant;
•	Medicare reimbursement levels remain the same or improve;
•	Excludes potential incremental revenues from next generation Levulan formulation development
•	Marketing costs increase at 10% per year;
•	Increases in the size of the sales force;
•	Increases in the number of medical science liaisons;
•	All other operating costs increase at 5% per year;
•

Research and development costs reflect the following funding: BASDI - $2.6 million over two years started in 2011 and next generation Levulan formulation development will cost $20.6 million over 6 years, started in 2012; and

•	Numerous other assumptions of management with respect to generic, business, economic, legal, market and financial conditions and other matters.

These assumptions regarding future events are difficult to predict and many are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made by the Company in preparing these projections will be realized and actual results may be materially greater or less than those contained in the projections below.

Statement of Operations (NON-GAAP)

In $ Millions	2012	2013	2014	2015	2016

PDT Drug Revenue	$50.3	$61.8	$75.3	$90.2	$108.0
PDT Device Revenue	1.9	1.9	1.9	1.9	1.9

TOTAL REVENUES	52.2	63.7	77.2	92.1	109.9
TOTAL COST OF PRODUCT SALES	7.9	8.8	9.9	11.1	12.4

MARGIN	44.3	54.9	67.3	81.0	97.5
Margin %	85%	86%	87%	88%	89%

Operating Costs
Sales and Marketing	16.3	18.3	20.4	22.5	23.8
Research and Development	9.1	9.2	12.4	12.8	13.8
BASDI	2.1	-	-	-	-
Next Generation Levulan Formulation	0.5	2.5	4.4	5.3	5.9
General and Administrative	10.0	10.6	11.3	12.1	13.0

TOTAL OPERATING COSTS	35.4	38.1	44.2	47.5	50.6

Income/(Loss) from Operations	9.0	16.8	23.1	33.6	46.9

Other Income, Net	0.1	0.1	0.1	0.2	0.3

Income/(Loss) from Continuing Operations	9.0	16.9	23.3	33.8	47.1

NET INCOME/(LOSS)	$9.0	$16.9	$23.3	$33.8	$47.1

- Non-GAAP presentation. Excludes stock option expenses and fair value warrant accounting

- Figures may not foot due to rounding

Reconciliation to GAAP.

Management uses these Non-GAAP measures to help manage the Company’s business, evaluate DUSA’s performance, and incentivize employees. However, the presentation of non-GAAP financial measures was not meant to be considered in isolation, or as superior to, or as a substitute for financial information provided in accordance with GAAP. For purposes of these projections, since the gain or loss on change fair value of warrants and the share-based compensation expense are based on a number of unknown prospective factors including future equity grants and the Company’s stock price going forward, a reconciliation to GAAP of these items is not feasible. As of September 30, 2012, share-based compensation for the nine-months ended September 30, 2012 was $1,852,920 and the warrant expense based on the change in fair value of the warrants for the nine-months ended September 30, 2012 was $2,308,842. The warrants have an exercise price of $2.85, and expire in April 2013. There are no other items included in the financial projections set forth above which require reconciliation to GAAP.

(i) “Base Case plus BASDI Phase III and Acne” Projections.

Except as specifically set forth below, the “Base Case plus BASDI Phase III and Acne” projections reflect all of the “Base Case” assumptions summarized above, as well as the following additional assumptions:

•	U.S. Kerastick volumes reflect a label change in mid-2016;
•	Excludes potential incremental revenues from sales based on a potential approval for the treatment of acne; and
•

Research and Development costs reflect the following funding: BASDI - $10 million over three years started in 2011, next generation Levulan formulation development will cost $17 million over 6 years, started in 2012; and the acne development program will cost $20 million over 7 years, commencing in 2013.

These assumptions regarding future events are difficult to predict and many are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made by the Company in preparing these projections will be realized and actual results may be materially greater or less than those contained in the projections below.

Statement of Operations (NON-GAAP)

In $ Millions	2012	2013	2014	2015	2016

PDT Drug Revenue	$ 50.3	$ 61.8	$ 75.3	$ 90.2	$ 110.0
PDT Device Revenue	1.9	1.9	1.9	1.9	1.9
TOTAL REVENUES	52.2	63.7	77.2	92.1	111.8
TOTAL COST OF PRODUCT SALES	7.9	8.8	9.9	11.1	12.6
MARGIN	44.3	54.9	67.3	81.0	99.3
Margin %	85%	86%	87%	88%	89%

Operating Costs
Sales and Marketing	16.3	18.3	20.4	22.5	23.8
Research and Development	9.1	13.7	16.4	15.0	16.9
BASDI	2.1	3.5	3.9	-	-
Next Generation Levulan Formulation	0.5	2.5	3.5	3.5	5.0
Acne	-	1.0	1.0	4.0	4.0
General and Administrative	10.0	10.6	11.3	12.1	13.0
TOTAL OPERATING COSTS	35.4	42.6	48.2	49.7	53.8

Income/(Loss) from Operations	9.0	12.3	19.2	31.4	45.5

Other Income, Net	0.1	0.1	0.1	0.2	0.2

Income/(Loss) from Continuing Operations	9.0	12.4	19.3	31.5	45.7

NET INCOME/(LOSS)	$ 9.0	$ 12.4	$ 19.3	$ 31.5	$ 45.7

- Non-GAAP presentation. Excludes stock option expenses and fair value warrant accounting

- Figures may not foot due to rounding

Reconciliation to GAAP.

Management uses these Non-GAAP measures to help manage the Company’s business, evaluate DUSA’s performance, and incentivize employees. However, the presentation of non-GAAP financial measures was not meant to be considered in isolation, or as superior to, or as a substitute for financial information provided in accordance with GAAP. For purposes of these projections, since the gain or loss on change fair value of warrants and the share-based compensation expense are based on a number of unknown prospective factors including future equity grants and the Company’s stock price going forward, a reconciliation to GAAP of these items is not feasible. As of September 30, 2012, share-based compensation for the nine-months ended September 30, 2012 was $1,852,920 and the warrant expense based on the change in fair value of the warrants for the nine-months ended September 30, 2012 was $2,308,842. The warrants have an exercise price of $2.85, and expire in April 2013. There are no other items included in the financial projections set forth above which require reconciliation to GAAP.

(iii) General Discussion Regarding Projections.

DUSA’s non-public business and financial information and projections that DUSA provided to Sun Pharma, Acquisition Sub, Leerink and any other party during the course of such person’s respective due diligence investigation, or in the case of Leerink, utilization in connection with the financial analysis conducted by Leerink, were provided solely in connection with such due diligence investigation or utilization and not expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will be correct.

The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, legal, market and financial conditions, as well as matters specific to the Company’s business. Many of these matters are beyond the Company’s control and, as a result, there is significant uncertainty around the projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected results. Since the projections cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. The “Base Case” and “Base Case Plus BASDI Phase III and Acne” financial projections were prepared solely for internal use by the Company and its advisors, and for the use of Sun Pharma and other potential interested parties that were given access to the Company’s virtual data room and their respective advisors in connection with a potential transaction with the Company and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included herein were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the “Base Case” and “Base Case Plus BASDI Phase III and Acne” financial projections do not take into account any circumstances or events occurring after May 30, 2012, the date they were prepared. There can be no assurance that the announcement of the Offer and the Merger will not cause the Company’s customers to delay or cancel purchases of the Company’s products pending the consummation of the Offer and the Merger or the clarification of Sun Pharma’s intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales could adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the ability of the Company to achieve the results reflected in such financial projections could be adversely affected by the termination of the Merger Agreement and the Transactions.

The Company has made publicly available its actual results of operations for the quarter ended September 30, 2012 and year ended December 31, 2011. You should review the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC to obtain this information. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the projections set forth above. No one has made or makes any representation to any shareholder regarding the information included in these projections.

The Company expects there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to, the important factors listed under “Item 1A. Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the SEC (the “3Q 2012 10-Q”) and the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”). All projections and forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in the 3Q 2012 10-Q and the 2010 10-K. The inclusion of projections herein should not be regarded as an indication that such projections will be necessarily predictive of actual future events, and they should not be relied on as such. However, the Company’s management informed Leerink that the “Base Case” projections set forth above are the projections that the management of the Company believes reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and, accordingly, upon which, with the Company’s consent, Leerink relied upon in performing its analysis.

Except as required by applicable securities laws, the Company undertakes no obligation to update, or otherwise revise the material projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

Shareholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

(h) Litigation.

The Company has been made aware of the filing of a putative shareholder class action complaint in the Superior Court of New Jersey, Law Division, Mercer County on November 14, 2012 captioned Bello v. Doman, et al., Docket No. MER-L-2688-12. The complaint, which has not yet been served on the Company, names as defendants the Company, Jay M. Haft, Alfred Altomari, David M. Bartash, Alexander Casdin, Robert F. Doman, Paul Hondros, Magnus Moliteus and David M. Wurzer (the individuals being members of the Board and hereafter referred to as the “Individual Defendants”), Sun Pharma and Acquisition Sub. The complaint alleges generally that the Individual Defendants breached their fiduciary duties by attempting to unfairly deprive shareholders of the value of their investment in the Company and contractually preventing a higher offer from other interested buyers. The complaint further alleges that Sun Pharma and the Company aided and abetted the purported breaches by the Individual Defendants. Plaintiffs seek an injunction against all defendants prohibiting consummation of the proposed transaction, rescission of the transaction or related damages if consummated before entry of final judgment, an accounting of all damages allegedly suffered by the shareholders, and an award of the costs, fees and disbursements incurred by the shareholders in bringing the action. The foregoing is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(10).

(i) Forward Looking Statements.

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the Transactions; statements regarding the expected timing of the completion of the Transactions; statements regarding the ability to complete the Transactions considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Shareholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the effects of disruption from the Transactions, making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the tender offer documents to be filed by Acquisition Sub and this Schedule 14D-9 to be filed by the Company. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS.

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)

Offer to Purchase dated November 21, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Sun Pharma and Acquisition Sub with respect to the Company on November 21, 2012 (the “Schedule TO”)).

Exhibit (a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

Exhibit (a)(3)

Press Release issued by the Company and Sun Pharmaceutical Industries Limited dated November 8, 2012 (incorporated by reference to the Company’s Schedule 14d-9c, File No. 005-42248, filed with the SEC on November 8, 2012).

Exhibit (a)(4)	Form of Summary Advertisement published in The New York Times on November 21, 2012 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

Exhibit (a)(5)	Letter to Shareholders of the Company dated November 21, 2012.

Exhibit (a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

Exhibit (a)(7)	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

Exhibit (a)(8)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

Exhibit (a)(9)	Opinion of Leerink Swann LLC dated November 7, 2012 (included as Annex B to this Schedule 14D-9).

Exhibit (a)(10)	Class Action Complaint filed in the Superior Court of New Jersey, Law Division, Mercer County on November 14, 2012 captioned Bello v. Doman, et al., Docket No. MER-L-2688-12.

Exhibit (e)(1)

Agreement and Plan of Merger, dated as of November 8, 2012, among Sun Pharma, Acquisition Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, File No. 001-31533, filed with the SEC on November 8, 2012).

Exhibit (e)(2)	The Information Statement of the Company dated as of November 21, 2011 (included as Annex A to this Schedule 14D-9).

Exhibit (e)(3)	Confidentiality Agreement between Sun Pharmaceutical Industries, Inc. and the Company dated May 11, 2012.

Exhibit (e)(4)

Amended and Restated Employment Agreement between Registrant and Robert F. Doman dated May 22, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(5)

Amended and Restated Employment Agreement between Registrant and Richard C. Christopher dated May 18, 2012 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(6)

Amended and Restated Employment Agreement between Registrant and William F. O’Dell dated May 18, 2012 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(7)

Amended and Restated Employment Agreement between Registrant and Mark C. Carota dated May 18, 2012 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(8)

Amended and Restated Employment Agreement between Registrant and Scott L. Lundahl dated May 18, 2012 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(9)

Amended and Restated Employment Agreement between Registrant and Stuart L. Marcus, MD, PhD dated May 18, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(10)

Amended and Restated Employment Agreement between Registrant and Michael J. Todisco dated May 18, 2012 (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(11)	Form of Support Agreement between Sun Pharma, Acquisition Sub and each director and executive officer of the Company.

Exhibit (e)(12)	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(a) to the Company’s Form 10-K for the fiscal year ended December 31, 1998).

Exhibit (e)(13)

Certificate of Amendment to the Certificate of Incorporation, as amended, dated October 28, 2002 (incorporated by reference to Exhibit 99.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, filed November 12, 2002).

Exhibit (e)(14)	Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 6, 2012).

Exhibit (g)	none

Annex A	The Information Statement of the Company dated as of November 21, 2012.
Annex B	Opinion of Leerink Swann LLC dated November 7, 2012.

###

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)

Offer to Purchase dated November 21, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Sun Pharma and Acquisition Sub with respect to the Company on November 21, 2012 (the “Schedule TO”)).

Exhibit (a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

Exhibit (a)(3)

Press Release issued by the Company and Sun Pharmaceutical Industries Limited dated November 8, 2012 (incorporated by reference to the Company’s Schedule 14d-9c, File No. 005-42248, filed with the SEC on November 8, 2012).

Exhibit (a)(4)	Form of Summary Advertisement published in The New York Times on November 21, 2012 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

Exhibit (a)(5)	Letter to Shareholders of the Company dated November 21, 2012.

Exhibit (a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

Exhibit (a)(7)	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

Exhibit (a)(8)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

Exhibit (a)(9)	Opinion of Leerink Swann LLC dated November 7, 2012 (included as Annex B to this Schedule 14D-9).

Exhibit (a)(10)	Class Action Complaint filed in the Superior Court of New Jersey, Law Division, Mercer County on November 14, 2012 captioned Bello v. Doman, et al., Docket No. MER-L-2688-12.

Exhibit (e)(1)

Agreement and Plan of Merger, dated as of November 8, 2012, among Sun Pharma, Acquisition Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, File No. 001-31533, filed with the SEC on November 8, 2012).

Exhibit (e)(2)	The Information Statement of the Company dated as of November 21, 2011 (included as Annex A to this Schedule 14D-9).

Exhibit (e)(3)	Confidentiality Agreement between Sun Pharmaceutical Industries, Inc. and the Company dated May 11, 2012.

Exhibit (e)(4)

Amended and Restated Employment Agreement between Registrant and Robert F. Doman dated May 22, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(5)

Amended and Restated Employment Agreement between Registrant and Richard C. Christopher dated May 18, 2012 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(6)

Amended and Restated Employment Agreement between Registrant and William F. O’Dell dated May 18, 2012 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(7)

Amended and Restated Employment Agreement between Registrant and Mark C. Carota dated May 18, 2012 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(8)

Amended and Restated Employment Agreement between Registrant and Scott L. Lundahl dated May 18, 2012 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(9)

Amended and Restated Employment Agreement between Registrant and Stuart L. Marcus, MD, PhD dated May 18, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(10)

Amended and Restated Employment Agreement between Registrant and Michael J. Todisco dated May 18, 2012 (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2012).

Exhibit (e)(11)	Form of Support Agreement between Sun Pharma, Acquisition Sub and each director and executive officer of the Company.

Exhibit (e)(12)	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(a) to the Company’s Form 10-K for the fiscal year ended December 31, 1998).

Exhibit (e)(13)

Certificate of Amendment to the Certificate of Incorporation, as amended, dated October 28, 2002 (incorporated by reference to Exhibit 99.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, filed November 12, 2002).

Exhibit (e)(14)	Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 6, 2012).

Exhibit (g)	none

Annex A	The Information Statement of the Company dated as of November 21, 2012.
Annex B	Opinion of Leerink Swann LLC dated November 7, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

Date: November 21, 2012

DUSA PHARMACEUTICALS, INC.

By: /s/ Robert F. Doman
Name: Robert F. Doman
Title: President and Chief Executive Officer

ANNEX A

DUSA PHARMACEUTICALS, INC.

25 UPTON DRIVE

WILMINGTON, MA 01887

(978) 657-7500

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on or about November 21, 2012, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of DUSA Pharmaceuticals, Inc. (referred to herein as the “Company” or “DUSA”), with respect to the tender offer by Caraco Acquisition Corporation (“Acquisition Sub”), a New Jersey corporation, a wholly-owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation (“CPL”), a subsidiary of Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), to holders of the common stock, no par value (the “Common Stock”) of the Company (each share of Common Stock a “Share” and, collectively, the “Shares”). Unless the context indicates otherwise, in this Information Statement we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Acquisition Sub to a majority of the seats on the board of directors of the Company (the “Board” or “Board of Directors”).

BACKGROUND

On November 8, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sun Pharma and Acquisition Sub. Pursuant to the Merger Agreement, Acquisition Sub has commenced a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $8.00 per Share (the “Offer Price”), net to the sellers in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase, dated November 21, 2012 (the “Offer to Purchase”). On November 16, 2012, Sun Pharma assigned its rights under the Merger Agreement to CPL. Notwithstanding such assignment, in accordance with the terms of the Merger Agreement, Sun Pharma remains liable and obligated under the Merger Agreement. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight on December 19, 2012, at which time, if all conditions to the Offer have been satisfied or waived, Acquisition Sub will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company shareholders and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Acquisition Sub and Sun Pharma with the Securities and Exchange Commission (the “SEC”) on November 21, 2012.

The Merger Agreement provides, among other things, for the making of the Offer by Acquisition Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Acquisition Sub will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation under the laws of the State of New Jersey, and the separate corporate existence of Acquisition Sub will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Sun Pharma, CPL, Acquisition Sub, any other direct or indirect subsidiary of Sun Pharma or of the Company including the Top Up Option Shares, all of which will be cancelled) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by the Company with the SEC on November 21, 2012, and which is being mailed to shareholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Sun Pharma, Acquisition Sub or the Potential Designees (as defined below) has been provided by Sun Pharma. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Acquisition Sub commenced the Offer on November 21, 2012. As set forth in the Offer to Purchase, the Offer will expire at 12:00 midnight on December 19, 2012, or any later time to which Acquisition Sub, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open.

DIRECTORS DESIGNATED BY ACQUISITION SUB

Right to Designate Directors

The Merger Agreement provides that, promptly following the time that Acquisition Sub accepts for payment, and pays for, the Shares tendered pursuant to and in accordance with the Offer satisfying the Minimum Tender Condition (as defined in the Merger Agreement), and so long as Sun Pharma (or CPL) directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares, Acquisition Sub will be entitled to designate the number of directors (the “Board Designees”), rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors by Acquisition Sub, multiplied by (b) the percentage that the number of Shares owned by Sun Pharma, CPL and Acquisition Sub or any other subsidiary of Sun Pharma bears to the total number of Shares then issued and outstanding. The Company shall take all actions available to the Company to cause the Board Designees to be so elected or appointed, including increasing the size of the Board or obtaining the irrevocable resignation of such number of its current directors, as necessary, and the Company shall use reasonable best efforts to cause such Board Designees to be elected or appointed on the same day as the Acceptance Time (as defined in the Merger Agreement), and upon Sun Pharma’s (or CPL’s) request, shall cause the Board Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board, all of the foregoing subject to compliance with applicable securities laws and the marketplace rules of The NASDAQ Stock Market LLC (other than committees comprised solely of Continuing Directors (as defined below) established to take action under the Merger Agreement); provided that, at all times prior to the consummation of the Merger, the Board shall include at least two directors who were on the Board prior to Sun Pharma’s (or CPL’s) designation of the Board Designees and who qualify as independent pursuant to the listing requirements of The NASDAQ Stock Market LLC (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below two, the remaining Continuing Director shall be entitled to designate any other person to fill the vacancy left by such departed Continuing Director, or if no such Continuing Directors remain to fill such vacancies, the other directors then on the Board shall be entitled to designate two (2) persons to fill the vacancies who are not officers, employees, shareholders or affiliates of the Company, Sun Pharma, CPL, Acquisition Sub or any other subsidiary of Sun Pharma. Upon request by Sun Pharma (or CPL), prior to the Acceptance Time, the Company shall obtain the applicable irrevocable resignations from that number of directors which represents one (1) director more than a simple majority of the Board, which resignations will each be contingent solely upon the consummation of the Offer, and the Company shall provide to Sun Pharma (or CPL) complete and correct copies of such resignations promptly (and in no event later than two (2) Business Days) following the request therefor.

Following the election or appointment of the Board Designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of all of the Continuing Directors then in office if there is only one or two Continuing Directors, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Sun Pharma, CPL or Acquisition Sub, any waiver of the Company’s rights under the Merger Agreement, any amendment to the Company’s certificate of incorporation or bylaws, any authorization of any agreement between the Company, on the one hand, and Sun Pharma, CPL, Acquisition Sub or any other subsidiary of Sun Pharma, on the other hand, or the taking of any other action by the Company other than what has been agreed to pursuant to the terms of the Merger and the Merger Agreement.

Information with respect to the Board Designees

As of the date of this Information Statement, Acquisition Sub has not determined who it will designate to the Board under the circumstances described above. However, Acquisition Sub intends to select such designees from the list set forth on Schedule I of the Offer to Purchase (the “Potential Designees”). The information with respect to the Potential Designees is incorporated herein by reference. Sun Pharma has informed the Company that each of the Potential Designees have consented to serve as directors of the Company if so designated by Acquisition Sub. Sun Pharma (and CPL) have advised the Company that none of the Potential Designees currently is a director of, or holds any position with, the Company. Sun Pharma (and CPL) have also advised the Company that none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC other than the Offer, the Merger and other transactions contemplated by the Merger Agreement. Sun Pharma (and CPL) have advised the Company that there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or has a material interest adverse to the Company.

Sun Pharma (and CPL) have informed Company that, to the best of its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Acquisition Sub of Shares pursuant to the offer, and that upon assuming office, such Potential Designees will thereafter constitute at least a majority of the Board. It is currently not known which of the current directors of the Company would resign, if any.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 shares, consisting of 40,000,000 shares designated as Common Stock and 60,000,000 shares issuable in series or classes, of which and 40,000 have been designated as junior Series A preferred shares. As of the close of business on November 7, 2012, there were 25,027,683 shares of Common Stock outstanding and no shares of junior Series A preferred stock outstanding. The shares of Common Stock are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of shareholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

CURRENT DIRECTORS OF THE COMPANY

The following table sets forth the names, ages and positions of our current directors, as of November 8, 2012.

Name	Age	Position	Date First Elected

Jay M. Haft (3)	77	Chairman of the Board	9/16/1996
Alfred Altomari (2) (3)	53	Director	7/29/2010
David M. Bartash (1)	70	Vice-Chairman of the Board and Lead Director	11/16/2001
Alexander W. Casdin (2) (3)	45	Director	1/29/2009
Robert F. Doman	62	Director, President and Chief Executive Officer	6/15/2006
Paul J. Hondros (1)	64	Director	7/29/2010
Magnus Moliteus (2)	73	Director	7/25/2003
David M. Wurzer (1) (2)	54	Director	7/29/2010

(1)	Member of the Audit Committee (as defined below).
(2)	Member of the Compensation Committee (as defined below).
(3)	Member of the Nominating and Corporate Governance Committee.

Jay M. Haft, Esq., 77, who serves as the Chairman of the Board of Directors and Chairman of our Nominating and Corporate Governance Committee, was first elected to the Board on September 16, 1996. He is a strategic and financial consultant for growth-stage companies. He has served as Chairman of the Board since December 1, 2008. Mr. Haft also served as Chairman of the Board from June 2003 to December 2004 and Vice Chairman and Lead Director from December 2004 to December 2008. Since 2005, Mr. Haft has been a partner and a member of the Investment Committee of Columbus Nova, a private investment arm of the Renova Group. He was a senior corporate partner of the law firm of Parker, Duryee, Rosoff & Haft from 1989 to 1994 and was of counsel to Parker, Duryee, Rosoff & Haft from 1994 until 2002. Mr. Haft was a director of Encore Medical prior to its acquisition by the Blackstone Group in 2006 and is a current member of the board of directors of Kingstone Companies Inc. He is also active in international corporate finance mergers and acquisitions, having extensive experience in the Russian market, where he has worked on growth strategies for companies looking to internationalize their business assets and enter international capital markets. Mr. Haft has served on approximately 30 corporate boards, including his tenure as Chairman of the Emerson Radio Corporation, and director at CompuComp Systems, Inc. He has served as a founder, consultant and/or director of Imatron Inc. (a CT scanner company whose technology is now owned by GE), Cardiac Resuscitator Corp. (technology now owned by Medtronic, Inc.) and Encore Orthopedics Corp. (technology acquired by the Blackstone Group). Currently Mr. Haft is a director of Ballantyne Cashmere, SpA as well as an advisor to Montezemolo & Partners, an Italian family investment group. He currently serves on the board of directors of Avovic Holdings LLC and two other related companies which operate the Ferrari automobile dealership in the Philadelphia, Pennsylvania area. He also serves on the board of directors of the U.S.-Russia Business Council, and The Link of Times Foundation, a private cultural historical foundation. Mr. Haft is also active in the non-profit sector as well, particularly in the areas of education and art. He has served as a director of the Florida International University (FIU) Foundation and a member of the advisory board of the Wolfsonian Museum and the FIU Law School. He was previously appointed by Governor Lawton Chiles to the Florida Commission for the Governmental Accountability to the People, and served as a National Trustee and Treasurer of the Miami City Ballet and on the board of the Concert Association of Florida. Mr. Haft earned his Bachelor’s degree and graduated Phi Beta Kappa from Yale University and earned his law degree from Yale Law School. The Board believes that Mr. Haft is qualified to serve as a director due to his wealth of knowledge and insight into the challenges faced by emerging growth companies, including successful companies in the medical device field as well as his expertise in counseling companies on strategic matters.

Alfred Altomari, 53, who serves as a member of our Compensation Committee and Nominating and Corporate Governance Committee, was elected to the Board of Directors on July 29, 2010. Mr. Altomari is the Chief Executive Officer of Agile Therapeutics, Inc., a position he has held since October 2010. From July 2009 to October 2010, he was the Executive Chairman of Agile Therapeutics. From April 2008 to September 2008, Mr. Altomari was the Chief Executive Officer of Barrier Therapeutics, Inc., a specialty pharmaceutical company, and a member of the company’s board of directors from January 2008 until the sale of the company to Stiefel Laboratories, Inc. (now owned by GlaxoSmithKline plc) in August 2008. Mr. Altomari joined Barrier as its Chief Commercial Officer in 2003 and became its Chief Operating Officer in 2006. Prior to joining Barrier, he had served in numerous executive roles in general management, commercial operations, business development, product launch preparation and finance within Johnson & Johnson from 1982 to 2003, including as Vice President/Franchise Head of Ortho-McNeil Pharmaceutical’s Women’s Health Care Franchise. He earned his Bachelors of Science degree with a dual major in finance and accounting from Drexel University and earned his Masters in Business Administration from Rider University. Mr. Altomari currently serves as a member of the board of directors of Insmed Incorporated and two privately held companies including NB Therapeutics, Inc. and Agile Therapeutics. Mr. Altomari is also currently serving as a member of the advisory board of Le Bow College, the Business School of Drexel University. The Board believes that Mr. Altomari is qualified to serve as a director due to his prior senior management experience in the pharmaceutical industry, as well as his breadth of experience in the development and marketing of specialty pharmaceuticals.

David M. Bartash, 70, retired, who serves as the Vice Chairman of the Board of Directors, the Lead Director, a member of our Audit Committee, was first elected to the Board on November 16, 2001. He was the President and founder of Bartash & Company, a consulting company which, from 1990 to 2009, provided financial and scientific consulting services to the healthcare industry. He has personally advised pharmaceutical and biotechnology companies in the United States, Canada, and Australia; investment firms in the United States and

Great Britain; and investment banking firms in the United States. Mr. Bartash also serves on the board of directors of the Developmental Disabilities Institute, a not-for-profit organization providing educational, residential, and medical services to over 1500 individuals with autism spectrum disorders. He currently serves as the Chairman of the Board of DDI and on the Executive, Finance, and Building Committees. Mr. Bartash also serves on the board of directors of the DDI Foundation. Prior to founding Bartash & Company, Mr. Bartash spent over 20 years as a research analyst, and primarily as a pharmaceutical analyst, at several major investment firms representing both the buy and the sell sides of Wall Street. His last two positions, prior to forming Bartash & Company, were as senior pharmaceutical analyst at Dean Witter and Citibank. Mr. Bartash earned his Bachelor’s degree from the University of Pennsylvania and his Master’s degree from Bryn Mawr College. The Board believes that Mr. Bartash is qualified to serve as a director as a result of his significant experience in the pharmaceutical industry, particularly stemming from his years of providing investment advice and financial analysis of business and product opportunities, as well as his diversity of view-points.

Alexander W. Casdin, 45, who is a member of our Compensation Committee and Nominating and Corporate Governance Committee, was first elected to the Board on January 29, 2009. He is a private investor focused on the health care sector. From October 2011 through September 2012, he was the Chief Financial Officer of Sophiris Bio, Incorporated. Prior to his position at Sophiris, he served as the Vice President, Finance of Amylin Pharmaceuticals, Inc., a position he held from November 2009 to September 2011. Prior to his position at Amylin, Mr. Casdin was founder of Casdin Advisors LLC, formed in 2007, where he served as a strategic advisor to companies in the life sciences industry. From October 2005 until he founded Casdin Advisors, Mr. Casdin was the Chief Executive Officer and Portfolio Manager of Cooper Hill Partners, LLC, a healthcare investment fund, and from 2001 to October 2005, he was Co-Portfolio Manager at Cooper Hill Partners. From 1999 to 2001, Mr. Casdin was employed by Pequot Capital Management, LLC as an analyst and then Portfolio Manager where he oversaw the Pequot Capital Healthcare Fund. Prior to joining Pequot Capital Management, Mr. Casdin was a Senior Managing Analyst at Dreyfus Corporation focusing on the healthcare industry. In the non-profit sector, Mr. Casdin is a member of the Social Enterprise Program at Columbia Business School, a member of the advisory board of Hassenfeld Center for Cancer & Blood Disorders based at New York University’s Langone Medical Center and a member of the Artists Council of the Whitney Museum of American Art. Mr. Casdin earned his Bachelor’s degree from Brown University and earned his Master’s in Business Administration, Beta Gamma Sigma, from Columbia Business School. The Board believes Mr. Casdin is qualified to serve as a director due to his extensive knowledge of the pharmaceutical industry and his business and financial expertise, particularly arising from his years analyzing investment opportunities in the healthcare field.

Robert F. Doman, 62, has served as our President and Chief Executive Officer since June 2007 and as our President and Chief Operating Officer from January 2005 to June 2007. He was first elected to the Board on June 15, 2006. From 2000 until 2004, Mr. Doman served as the President of Leach Technology Group, the medical device division of Leach Holding Corporation, which was sold to Easterline Technologies in 2004. From 1999 to 2000, he was the President, Device Product Development of West Pharmaceutical Services, a manufacturer of systems and device components for parentally administered medicines and drugs. Prior to joining West Pharmaceutical Services, he worked for the Convatec division of Bristol-Myers Squibb from 1991 to 1999 in positions that included: Vice President, Worldwide Marketing and Business Development; Vice President and General Manager, U.S. Wound and Skin Care; and Vice President, U.S. Operations. From 1976 to 1990, he held sales, marketing and business development roles of increasing responsibilities for Critikon, Inc., a Johnson & Johnson company. Mr. Doman earned his Bachelor’s degree from Saint Joseph’s University. The Board believes that Mr. Doman is qualified to serve as a director due to his prior extensive diverse international and domestic experience in senior management positions at pharmaceutical and medical device companies, including in the field of dermatology, with respect to general management, business development, building sales and marketing capabilities, new product development and strategic planning.

Paul J. Hondros, 64, who is a member of our Audit Committee, was elected to the Board on July 29, 2010. He is the President and Chief Executive Officer of AlphaOne Capital Partners, LLC, and its affiliate companies. Prior to founding AlphaOne in December 2008, he was the President and Chief Executive Officer of Gartmore Global Investments and the President and Chief Executive Officer of the Gartmore Group, a global asset management company. In 1998, he founded Villanova Capital, Inc., which operated until 2003, when it was merged into Gartmore Investment Management plc. Prior to founding Villanova Capital, Inc., he served briefly as the President and Chief Operating Officer of Pilgrim Baxter & Associates, Ltd. From 1990 to 1997 he was the

President and Chief Executive Officer of Fidelity Investments’ Institutional Services Company and President and Chief Executive Officer of its Individual Investors groups. Early in his career, Mr. Hondros worked with SEI Investments, Inc., a global investment management, software, and mutual fund services company, where he was employed as a computer programmer, eventually rising to Executive Vice President of its Financial Services Division. Mr. Hondros earned his Bachelor’s degree in history from St. Joseph’s University, where he and his wife founded The Kinney Center for Autism Studies. The Board believes that Mr. Hondros is qualified to serve as a director due to his management experience and his investment expertise regarding the analysis of corporate performance.

Magnus Moliteus, 73, who serves as Chairman of our Compensation Committee, was first elected to the Board on July 25, 2003. He also has been a consultant to the healthcare industry and the Chairman of COM Consulting, a privately held firm, which enhances Swedish-American relations particularly between health care companies, since 2001. He is also Special Advisor to KAEL-Gemvax Co., Ltd, a publicly-held Korean development stage pharmaceutical company for their US and European operations. From 1995 to 2001, Mr. Moliteus served as the Executive Director of Invest in Sweden Agency, U.S., a Swedish government agency. From 1973 to 1976 he was the President of Pharmacia France S.A. From 1977 to 1990, he was the Chief Executive Officer of Pharmacia, Inc. (now owned by Pfizer, Inc.) and from 1990 to 1995 he was the Chief Executive Officer of Procordia US Inc. Mr. Moliteus served as the Chairman of the Swedish-American Chamber of Commerce, Inc. between 1988 and 1991 and remains an honorary director. Also, from 1989 to 1995, Mr. Moliteus was a member of the board of directors of the Health Industry Manufacturers Association (HIMA). Currently, Mr. Moliteus is a member of the advisory board of Modwave LLC and of e-pill, LLC. He is also on the board of directors of Novaflux Inc. and ACell, Inc. Mr. Moliteus earned his Master’s degree from Uppsala University. The Board believes that Mr. Moliteus is qualified to serve as a director based on his extensive senior executive management positions with a global pharmaceutical company and his role as an advisor to numerous other companies in the industry.

David M. Wurzer, CPA, 54, who serves as the Chairman of our Audit Committee and is a member of our Compensation Committee, was elected to the Board of Directors on July 29, 2010. He has been the Managing Director of Investments at Connecticut Innovations, the State of Connecticut’s “venture capital arm,” since November 2009. From September 1997 until December 2007, he served as the Executive Vice President, Treasurer and Chief Financial Officer of CuraGen Corporation, a publicly-traded bio-pharmaceutical company developing protein, antibody and small molecule therapeutics in oncology. Prior to his employment with CuraGen, from 1991 to 1997, he held management and executive level positions with Value Health, Inc., focusing on business synergy, cost savings, and mergers and acquisitions, including the position of the Senior Vice President, Treasurer and Chief Financial Officer from February 1994 until September 1997. Additionally, from 1980 to 1991, Mr. Wurzer held managerial and accounting positions at Coopers & Lybrand, and its successor by merger PricewaterhouseCoopers. Mr. Wurzer earned his Bachelor’s degree in Accounting from the University of Notre Dame. He is currently a member of the board of directors of Strategic Diagnostics, Inc. and Response Genetics, Inc., both public companies, five privately held life sciences, energy efficiency and health care companies, including Axerion Therapeutics, Inc., CyVek, Inc., Emme E2MS LLC, NovaTract Surgical LLC and Thetis Pharmaceuticals LLC. Since 2008, Mr. Wurzer has periodically provided consulting services relating to raising capital, analyzing the costs associated with expense reductions and implementing business productivity strategies. The Board believes that Mr. Wurzer is qualified to serve as a director due to his prior accounting experience, his investment manager’s perspective on the analysis of corporate performance and his senior management experience in the bio-pharmaceutical industry.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

The following table sets forth the name, age, current position and date first elected as an executive officer of the Company of each executive officer as of November 8, 2012, who is not a director of the Company, followed by summaries of their backgrounds and principal occupations. Executive officers are elected annually, and serve at the discretion of the Board of Directors.

Name	Age	Current Title	Date First Elected as Officer

Mark C. Carota	57	Vice President, Operations	2/18/2000

Richard C. Christopher	43	Vice President, Finance and Chief Financial Officer	1/01/2004

Scott L. Lundahl	54	Vice President, Intellectual Property and Regulatory Affairs	6/23/1999

Stuart L. Marcus, MD, PhD	66	Vice President, Scientific Affairs and Chief Medical Officer	10/11/1993

William F. O’Dell	66	Executive Vice President, Sales and Marketing	4/17/2006

Michael J. Todisco, CPA	48	Vice President, Controller	9/18/2006

Mark C. Carota has been employed by the Company since October 1999 and has served as our Vice President, Operations since February 2000. Prior to joining the Company, Mr. Carota was Director of Operations from November 1998 to October 1999 for Lavelle, Inc., a privately held manufacturer of orthopedic instrumentation. From July 1998 to November 1998, Mr. Carota was employed as Director of Quality Assurance by CGI Inc. Prior to joining CGI Inc., Mr. Carota was employed by Allergan Inc. from February 1997 to July 1998 where he had responsibility for quality assurance, engineering and facilities.

Richard C. Christopher has been employed by the Company since December 2000 and has served as our Vice President, Finance and CFO since January 2005. Prior to his promotion to his current position in January 2005, he held the positions of Vice President, Financial Planning and Analysis from January 2004 to January 2005 and Director, Financial Analysis from December 2000 to January 2004. Prior to joining the Company, he was the North American Cost Accounting Manager for Grace Construction Products, a unit of W.R. Grace & Co., from April 1999 to December 2000. Prior to joining Grace Construction Products, Mr. Christopher was employed by the Boston Edison Company from March 1996 to April 1999.

Scott L. Lundahl has been employed by the Company since May 1998 and has served as our Vice President, Intellectual Property and Regulatory Affairs since January 2004. In addition to his current position, he has held the positions of Vice President, Technology and Director of Technology Development. In 1994, Mr. Lundahl co-founded and became Vice President of Lumenetics, Inc., a privately-owned medical device development company, which, prior to May 1998, provided the Company with consulting services in the light device technology area.

Stuart L. Marcus, MD, PhD has been employed by the Company as our Vice President, Scientific Affairs and Chief Medical Officer since October 1993. Prior to joining the Company, he was Director of the Hematology/Oncology Department of Daiichi Pharmaceuticals Inc., and prior thereto he held positions in the Medical Research Division of the American Cyanamid Company, directing photodynamic therapy clinical development, among other assignments.

William F. O’Dell has been employed by the Company as our Executive Vice President, Sales and Marketing since April 2006. Prior to joining the Company, Mr. O’Dell was Vice President of Marketing and Strategic Business Development at West Pharmaceuticals, Inc. from October 2005 to April 2006. Mr. O’Dell also served at West Pharmaceuticals as Vice President of Sales and Marketing for the Americas Region from January 2002 to October 2005 and as Vice President of Global Marketing from December 1999 to December 2001. Mr. O’Dell is also currently serving on the board of directors for Ipswich Country Club Homeowners Association in the capacity of President.

Michael J. Todisco, CPA, has been employed by the Company since May 2005 and has served as our Vice President, Controller since September 2006. Prior to his promotion to his current position, he held the position of

Controller. Prior to joining the Company, he was the Director of Finance at Art Technology Group, Inc. from March 2003 through May 2005. Prior to joining Art Technology Group, Mr. Todisco was the Director of Treasury Services at American Tower Corporation from March 2001 through March 2003, and prior to that from 1997 to 2001 was the Director of Finance at Sapient Corporation.

CORPORATE GOVERNANCE

General

This section describes key corporate governance guidelines and practices that we have adopted. Complete copies of our corporate governance guidelines, committee charters and code of conduct and ethics described below are available on our website at www.DUSApharm.com. Alternatively, you can request a copy of any of these documents by writing to: DUSA Pharmaceuticals, Inc., 25 Upton Drive, Wilmington, MA 01887, Attn: Investor Relations Department.

Meetings and Committees of the Board of Directors

During the year ended December 31, 2011, there were nine (9) meetings of the Board of Directors. Each incumbent director, attended at least 75% of the aggregate of the meetings of the Board of Directors and of all of the committees on which he serves. The Board of Directors has established an Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee. In March 2012, the Board disbanded its Acquisition and Business Development Committee for the time being as the function of this Committee is being handled by management or the entire Board of Directors. Mr. Haft, the Chairman of the Board, normally presides at Board meetings, and, in his absence, Mr. Bartash, the Vice-Chairman of the Board, presides.

The members of the Audit Committee currently are Messrs. Bartash, Hondros and Wurzer. Mr. Wurzer serves as its Chairman. All of the members are independent directors in accordance with the rules of The NASDAQ Stock Market and applicable federal securities laws and regulations. In addition, the Board of Directors has determined that Mr. Wurzer qualifies as an audit committee financial expert and has designated him to fill that role. The Audit Committee provides oversight of the Company’s accounting functions and acts as liaison between the Board of Directors and the Company’s independent registered public accounting firm. The Committee reviews, with the independent auditors, the Company’s unaudited quarterly financial statements, the planning and scope of the audits of the Company’s financial statements, the results of those audits and the adequacy of internal accounting controls, and monitors other corporate and financial policies. In performing these functions, the Audit Committee meets periodically with the independent auditors (including in private sessions) and with management. In addition, the Audit Committee selects the independent registered public accounting firm. The Audit Committee operates under a written charter adopted and approved by the Board of Directors, a copy of which is available on the Company’s website at www.DUSApharma.com. The Committee met five (5) times during 2011.

The members of the Nominating and Corporate Governance Committee currently are Mr. Haft, who serves as its Chairman, and Messrs. Altomari and Casdin. All of the members of our Nominating and Corporate Governance Committee are independent directors in accordance with the rules of The NASDAQ Stock Market. The Nominating and Corporate Governance Committee’s purpose is to identify and evaluate the qualifications of individuals to become members of the Board of Directors, to select the director nominees, to develop and recommend corporate governance principles to the Board of Directors and to provide oversight and guidance to the Board of Directors to assure compliance with its corporate governance policies and principles. There were three (3) meetings of this Committee in 2011. Shareholders who wish to suggest qualified candidates to the Nominating and Corporate Governance Committee for director should write to: Administrator, Nominating and Corporate Governance Committee, DUSA Pharmaceuticals, Inc., 25 Upton Drive, Wilmington, Massachusetts 01887 stating, in detail, the suggested nominee’s biography and qualifications of such person for consideration by the Nominating and Corporate Governance Committee. You should also enclose a written statement from each proposed nominee consenting to be named as a nominee and, if nominated and elected, to serve as a director. The Committee operates under a written charter adopted and approved by the Board of Directors, a copy of which is available on the Company’s website at www.DUSApharma.com.

Among the central purposes of the Nominating and Corporate Governance Committee are identifying individuals qualified to become members of the Board of Directors, reviewing the qualifications of candidates and selecting the director nominees to be voted on at each annual meeting of shareholders. When the need to recruit a director arises, the Nominating and Corporate Governance Committee will consult the other directors and the Chief Executive Officer and may retain fee-paid third party recruiting firms to identify potential candidates. The candidate evaluation process may include inquiries as to the candidate’s reputation and background, examination of the candidate’s experiences and skills in relation to the Board of Director’s requirements at the time, consideration of the candidate’s independence as measured by the Board of Director’s independence standards, and other considerations as the Nominating and Corporate Governance Committee deems appropriate at the time. In addition, the Nominating and Corporate Governance Committee considers the diversity of professional experience, education, skill sets and viewpoints of the Board of Directors, as a whole, when considering the individual qualities of a potential nominee, with the goal of promoting a balance of perspectives. Prior to formal consideration by the Nominating and Corporate Governance Committee, any candidate who passes such screening would be interviewed by the Nominating and Corporate Governance Committee or its Chairman and the Chief Executive Officer. In effectuating those purposes, the Nominating and Corporate Governance Committee is charged with ensuring that the nominees for membership on the Board of Directors are of the highest possible caliber and are able to provide insightful, intelligent and effective guidance to the management of the Company. The following criteria have been identified by the Nominating and Corporate Governance Committee, and adopted by the Board of Directors, to guide the Nominating and Corporate Governance Committee in selecting nominees:

1.	Directors should be of the highest ethical character and share the values of DUSA;

2.	Directors should have personal and professional reputations that complement and enhance the image and standing of DUSA;

3.	Directors should be leaders in their fields of endeavor, with exemplary qualifications;

4.

The Nominating and Corporate Governance Committee should generally seek current and/or former officers and/or directors of companies and organizations, including scientific, government, educational and other non-profit institutions;

5.

The Nominating and Corporate Governance Committee should seek directors so the Board is comprised of directors who collectively are knowledgeable in the fields of pharmaceuticals and device development, particularly those areas of research, development and commercialization undertaken by the Company;

6.	Directors should have varied educational and professional experiences and backgrounds who, collectively, provide meaningful counsel to management;

7.	Directors should generally not serve on more than six (6) boards;

8.

At least two-thirds (2/3rds) of the directors on the Board should be “independent” as defined by The NASDAQ Stock Market and should not have any real or apparent conflicts of interest in serving as a director; and

9.	Each director should have the ability to exercise sound, independent business judgment.

The Nominating and Corporate Governance Committee applies the same criteria to all nominees for the Board irrespective of the source of such nominee.

The members of the Compensation Committee currently are Messrs. Altomari, Casdin, Moliteus and Wurzer. Mr. Moliteus serves as its Chairman. The Compensation Committee considers matters related to the compensation of the Company’s key officers and directors. The Committee also considers employee benefits which may be appropriate as the Company grows and develops policies and procedures. The Compensation Committee is responsible for setting and administering the policies which govern annual executive salaries and cash bonus awards. Also, under the Amended and Restated 2011 Equity Compensation Plan, the Committee approves the amounts of stock option or other equity awards awarded to all grantees. The Compensation Committee evaluates, on a yearly basis, the performance, and determines the compensation of, the executive officers of DUSA, including the named executive officers. DUSA’s President and Chief Executive Officer, Robert F. Doman, is not a member of the Compensation Committee, however, the Compensation Committee seeks input from him regarding the performance and proposed compensation of DUSA’s other executive officers. Mr. Doman and Mr. Richard C. Christopher, DUSA’s Vice President of Finance and Chief Financial Officer, are present, at the invitation of the Compensation Committee, at its meetings, other than during consideration of their own compensation. The Compensation Committee has the authority to retain, at the Company’s expense, independent counsel or other advisers as it deems necessary in connection with its responsibilities. In 2011, the Compensation Committee engaged WNB Consulting LLC to review and analyze DUSA’s executive compensation program, including benefit plans, to prepare a benchmarking analysis and to recommend appropriate levels of cash and equity compensation for DUSA’s directors, executive officers, including the Chairman of the Board and Chief Executive Officer, and to recommend ways to enhance long-term incentives for the Company’s management team. The Compensation Committee is solely responsible for the engagement of WNB Consulting LLC, and all work performed by WNB Consulting LLC on behalf of DUSA is initiated and supervised by the Compensation Committee, except to the extent delegated by the Compensation Committee to management. The Compensation Committee met seven (7) times in 2011. It also met once in 2012 to discuss cash and equity compensation for 2012 and to consider cash bonuses for 2011. The Compensation Committee operates under a written charter adopted and approved by the Board of Directors, a copy of which is available on the Company’s website at www.DUSApharma.com.

On March 5, 2012, the Board dissolved the Acquisition and Development Committee because the function of such committee is being handled by both management and the entire Board of Directors. Prior to dissolution, the members of the Acquisition and Business Development Committee were Messrs. Altomari, Bartash, Hondros and Moliteus. Mr. Bartash served as its Chairman. The Acquisition and Business Development Committee met three (3) times in 2011.

Absent extenuating circumstances, each member of the Board is expected to attend the Annual Meeting of Shareholders. All of the directors attended the 2012 Annual Meeting of Shareholders.

Code of Ethics Applicable to Senior Officers

The Company has adopted a written Code of Ethics Applicable to Senior Officers that applies to our senior officers, including our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions. The Code of Ethics is posted on the Company’s website, which is located at www.DUSApharma.com. In addition, the Company intends to disclose on our website any amendments to, or waivers from, any provision of the Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions.

Compensation Committee Interlocks and Insider Participation

None of the directors on the Compensation Committee is or was formerly an officer or employee of the Company or had any relationship or related person transaction requiring disclosure under the rules of the SEC. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Compensation Committee. In addition, none of our executive officers serves as a member for the compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors.

Structure and Risk Oversight Function of the Board of Directors

The leadership structure of the Board currently consists of an independent Chairman of the Board who oversees the Board meetings and works with our Chief Executive Officer to establish meeting agendas and a Vice-Chairman of the Board and Lead Director. Our Chairman, Mr. Haft, does not serve as our principal executive officer as we believe this structure enhances the independence of our Board. As noted above, our Chief Executive Officer, Mr. Doman, is the only member of our Board who has not been deemed to be independent by the Board. Further, our Corporate Governance Guidelines provide that if the positions of Chairman of the Board and Chief Executive Officer are held by the same person, the Board shall designate a Lead Director who will organize and lead meetings of the Board’s independent directors. Our Audit, Nominating and Corporate Governance and Compensation Committees are comprised of only independent directors. All Board committees are chaired by independent directors who report to the full Board whenever necessary. We believe this leadership structure helps facilitate efficient decision-making and communication among our directors and fosters efficient Board functioning at regularly scheduled meetings.

Our management is primarily responsible for managing the risks we face in the ordinary course of operating our business. The Board oversees potential risks and our risk management activities by receiving operational and strategic presentations from management which include discussions of key risks to our business. The Board also periodically discusses with management important compliance and quality issues. In addition, the Board has delegated risk oversight to each of its key committees within their areas of responsibility. For example, the Audit Committee assists the Board in its risk oversight function reviewing and discussing with management certain financial risks, such as our system of disclosure controls and risks associated with our cash investment policies. The Compensation Committee assists the Board in its risk oversight function by overseeing strategies with respect to our incentive compensation programs and key employee retention issues. We believe our Board leadership structure facilitates the division of risk management oversight responsibilities among the Board committees and enhances the Board’s efficiency in fulfilling its oversight function with respect to different areas of our business risks and our risk mitigation practices.

Certain Relationships and Related Transactions; Director Independence

We review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. According to our written Statement of Policy with respect to Related Person Transactions, our Audit Committee, with the assistance of management and our legal counsel, is primarily responsible for the implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction. In determining whether a proposed transaction is a related person transaction, we examine:

(i)	the related person’s relationship to us;
(ii)	the related person’s interest in the transaction;
(iii)	the material facts of the proposed transaction, including the proposed aggregate value of such transaction or, in the case of indebtedness, the amount of principal that would be involved; and
(iv)	whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

If our Audit Committee determines that the proposed transaction is a related person transaction, the Audit Committee decides whether to approve or disapprove the transaction. If it is approved, any material related person transaction is submitted to our Board of Directors. For the period beginning January 1, 2011 and ending March 31, 2012, there was one transaction in which the Company was or is to be a participant and the amount involved exceeded $120,000, and in which any related person had or will have a direct or indirect material interest. In January 2007, DUSA hired Kevin Doman, the son of Robert F. Doman, our President and Chief Executive Officer, as a sales representative. Kevin Doman’s hiring was reviewed and approved by the Audit Committee after review and approval of his compensation by the Compensation Committee and the Compensation Committee reviews his compensation each year. Factors considered by the Audit Committee included (i) Kevin Doman’s experience in the industry, (ii) the fact that his compensation package is the same as that of our other sales representatives and was not reviewed or influenced by Robert F. Doman, prior to hiring or on an annual basis thereafter and (iii) the amount of compensation that Kevin Doman could receive from DUSA in the future. Kevin Doman received $115,000 in salary and commissions for 2011 and has the potential to earn approximately $136,000 in salary and commissions in 2012.

The Board has determined that all of the non-employee directors are independent, as independence is defined under the rules of The NASDAQ Stock Market.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of November 8, 2012 (except as otherwise noted), with respect to holdings of our Common Stock by: (i) each of our directors; (ii) each of our named executive officers; (iii) all of our directors and executive officers as a group; and (iv) by all beneficial owners of greater than 5% of our outstanding Common Stock, based upon currently available Schedules 13D and 13G and other forms filed with the Securities and Exchange Commission.

Name(1)	Number of Shares Beneficially Owned(2)	Percentage of Outstanding Shares (3)

Alfred Altomari	25,000(4)	*
David M. Bartash	132,125(5)	*
Mark C. Carota	189,785(6)	*
Alexander W. Casdin	241,000(7)	*
Richard C. Christopher	232,637(8)	*
Robert F. Doman	602,086(9)	2.41%
Jay M. Haft	154,750(10)	*
Paul J. Hondros	21,000(11)	*
Scott L. Lundahl	223,214(12)	*
Magnus Moliteus	96,625(13)	*
William F. O’Dell	246,885(14)	*
David M. Wurzer	26,000(15)	*
All directors and all executive officers as a group (consisting of 14 persons)	2,529,746(16)	10.11%
James E. Flynn Deerfield Capital, L.P. Deerfield Special Situations Fund, L.P. Deerfield Management Company, L.P. Deerfield Special Situations Fund International Limited	1,724,286(17)	6.88%
Edwin H. Morgens Phaeton International (BVI) Ltd. Phoenix Partners, L.P. Morgens, Waterfall, Vintiadis & Co., Inc.	1,506,000(18)	6.01%
Paul E. Orlin A. Alex Porter The Collectors’ Fund LP Amici Healthcare, L.P. CF Advisors, LLC Porter Orlin LLC Third Party Fund A Third Party Fund B	1,270,000(19)	5.07%

*	Less than 1%.

Notes:

(1)	Unless indicated otherwise, the individuals listed herein have a business mailing address c/o DUSA Pharmaceuticals, Inc., 25 Upton Drive, Wilmington, Massachusetts 01887.

(2)

Unless indicated otherwise: (i) the individuals and entities listed herein have the sole power to both vote and dispose of all securities that they beneficially own; and (ii) beneficial ownership listed includes all options and warrants which are exercisable as of November 8, 2012 and options and stock awards which will vested within sixty (60) days from November 8, 2012.

(3)

The percentage of ownership as calculated above includes in the number of shares outstanding for each individual listed those shares that are beneficially, yet not necessarily directly, owned. Applicable percentage of ownership is based on 25,027,683 shares of Common Stock outstanding on November 7, 2012, as reported in the Company’s Form 10-Q for the quarter ending September 30, 2012, unless noted as otherwise.

(4)	15,000 of the shares indicated represent shares with respect to which Mr. Altomari has the right to acquire through the exercise of options.

(5)	80,000 of the shares indicated represent shares with respect to which Mr. Bartash has the right to acquire through the exercise of options.

(6)	150,700 of the shares indicated represent shares with respect to which Mr. Carota has the right to acquire through the exercise of options.

(7)	35,000 of the shares indicated represent shares with respect to which Mr. Casdin has the right to acquire through the exercise of options.

(8)	173,275 of the shares indicated represent shares with respect to which Mr. Christopher has the right to acquire through the exercise of options.

(9)

444,050 of the shares indicated represent shares with respect to which Mr. Doman has the right to acquire through the exercise of options. Of the shares indicated, Mr. Doman shares investment and voting power with respect to 19,750 shares.

(10)

70,000 of the shares indicated represent shares with respect to which Mr. Haft has the right to acquire through the exercise of options. Under Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, Mr. Haft disclaims, but may be deemed to be the beneficial owner of, 34,500 shares that are held by his spouse.

(11)	15,000 of the shares indicated represent shares with respect to which Mr. Hondros has the right to acquire through the exercise of options.

(12)	162,200 of the shares indicated represent shares with respect to which Mr. Lundahl has the right to acquire through the exercise of options.

(13)	50,000 of the shares indicated represent shares with respect to which Mr. Moliteus has the right to acquire through the exercise of options.

(14)	193,325 of the shares indicated represent shares with respect to which Mr. O’Dell has the right to acquire through the exercise of options.

(15)	15,000 of the shares indicated represent shares with respect to which Mr. Wurzer has the right to acquire through the exercise of options.

(16)

Includes all of the shares indicated in footnotes 4 through 15, including an additional 271,600 shares underlying stock options beneficially owned and 67,039 shares owned by our unnamed executive officers.

(17)

The number of shares beneficially owned is based on a Schedule 13G filed with the SEC on February 14, 2012 by James E. Flynn, Deerfield Capital, L.P., Deerfield Special Situations Fund, L.P., Deerfield Management Company, L.P., and Deerfield Special Situations Fund International Limited. Such Schedule 13G discloses that James E. Flynn has shared dispositive power, and beneficially owns, 1,724,286 shares of the Company’s Common Stock (including warrants to purchase 593,453 shares of Common Stock). As set forth in the Schedule 13G, 687,875 shares are beneficially owned by Deerfield Capital, L.P. and Deerfield Special Situations Fund, L.P. (including warrants to purchase 209,489 shares of Common Stock) and 1,036,411 shares are beneficially owned by Deerfield Management Company, L.P. and Deerfield Special Situations Fund International Limited (including warrants to purchase 383,964 shares of Common Stock). Deerfield Capital, L.P. is the general partner of Deerfield Special Situations Fund, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Special Situations Fund International Limited. James E. Flynn is the managing member of the general partners of Deerfield Capital, L.P. and Deerfield Management Company, L.P. and as such may be deemed to have beneficial ownership of the shares reported in the Schedule 13G. The address of James E. Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017. The Company makes no representation as to the accuracy or completeness of the information reported.

(18)

The number of shares beneficially owned is based on a Schedule 13G filed with the SEC on February 8, 2012 by Morgens, Waterfall, Vintiadis & Company, Inc. (“Morgens Waterfall”) and Edwin H. Morgens (“Morgens”). Such Schedule 13G discloses that the reporting persons have shared dispositive power, and beneficially owns, 1,506,000 shares of the Company’s Common Stock. As set forth in the Schedule 13G, 631,100 shares are beneficially owned by Phaeton International (BVI) Ltd., 868,900 shares are beneficially owned by Phoenix Partners, L.P., 1,500,000 shares are beneficially owned by Morgens Waterfall and 1,506,000 shares are beneficially owned by Morgens. Such Schedule 13G also discloses that Morgens has sole dispositive power and beneficially owns 6,000 shares of the Company’s Common Stock. Morgens Waterfall is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, in the business of rendering of financial services and as such it provides discretionary investment advisory services to Phaeton International (BVI) Ltd., and Phoenix Partners, L.P. In such capacity, Morgens Waterfall has the power to make decisions regarding the dispositions of the proceeds from the sale of the foregoing shares of Common Stock. The business address of the reporting persons above is 600 Fifth Avenue, 27th Floor, New York, New York 10020. The Company makes no representation as to the accuracy or completeness of the information reported.

(19)

The number of shares beneficially owned is based on a Schedule 13G filed with the SEC on August 13, 2012 by The Collectors’ Fund L.P., Amici Healthcare, L.P., Porter Orlin, LLC, CF Advisors, LLC, A. Alex Porter and Paul E. Orlin. Such Schedule 13G discloses that Porter Orlin, LLC, A. Alex Porter and Paul E. Orlin have shared dispositive power, and beneficially owns 1,270,000 shares of the Company’s Common Stock. As set forth in the Schedule 13G, 604,000 shares are beneficially owned by The Collectors’ Fund L.P., 420,000 shares are beneficially owned by Amici Healthcare, L.P and 123,000 shares are beneficially owned by Third Party Fund A and Third Party Fund B. CF Advisors, LLC is the general partner of The Collectors’ Fund L.P. and Amici Healthcare L.P. Porter Orlin LLC is the investment adviser of The Collectors’ Funds L.P, Amici Healthcare, L.P., Third Party Fund A and Third Party Fund B. A. Alex Porter and Paul E. Orlin are the managing members of CF Advisors, LLC and Porter Orlin, LLC and as such may be deemed to have beneficial ownership of the shares reported in the Schedule 13G. The business addresses of Porter Orlin, LLC, A. Alex Porter and Paul E. Orlin is 666 Fifth Avenue, Suite 3403, New York, New York 10103. The Company makes no representation as to the accuracy or completeness of the information reported.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, the Company’s directors, officers and any person holding more than ten percent (10%) of our Common Stock are required to report their ownership of securities and any changes in that ownership to the Securities and Exchange Commission on Forms 3, 4 and 5. Based on our review of the copies of such forms we have received, we believe that all of our officers, directors and shareholders holding ten percent or more of our Common Stock complied with all filing requirements applicable to them with respect to their reporting obligations, except for Mr. Doman who filed one late Form 4 on May 11, 2011 relating to transactions occurring on June 9, 2008 and August 22, 2008 pursuant to which Mr. Doman transferred 10,000 and 5,000 shares, respectively, to his wife as a gift for no consideration. In making these statements, we have relied on the written representations of our directors and officers and copies of the reports that they, and any person holding more than ten percent of our Common Stock, have filed with the Securities and Exchange Commission.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and Objectives - All of our compensation programs and policies are designed to attract, retain, and reward key employees to align compensation with DUSA’s performance and to motivate executive officers to achieve the Company’s business objectives. Our programs are geared to rewarding both short and longer-term performance with the ultimate objective of increasing shareholder value over time.

The Compensation Committee of the Board of Directors (the “Compensation Committee”) believes that compensation should reflect the success of our executives as a management team, so, generally, we consider both individual and corporate strategic and financial goals in determining compensation. However, we believe that our Chief Executive Officer’s performance should be evaluated entirely on achievement of corporate goals since these are his primary responsibilities. We believe that executive compensation should not be based on the short-term performance of our stock, but that the price of our stock will, in the long-term, reflect our operating performance and management of the Company by our executives. We seek to have the long-term performance of our stock reflected in executive compensation through our stock option and Restricted Shares award programs.

Throughout this Information Statement, the individuals who served as our Chief Executive Officer and our Chief Financial Officer during fiscal year 2011, as well as other individuals included in the Summary Compensation Table on page A-20, are referred to as “named executive officers.”

Overview of Compensation and Process - The Compensation Committee is composed of Messrs. Altomari, Casdin, Moliteus and Wurzer. Mr. Moliteus serves as its Chairman. The Compensation Committee is responsible for setting and administering the policies which govern annual executive salaries and cash bonus awards. Also, the Committee approves the amounts of stock option or other equity awards to all grantees under the Amended and Restated 2011 Equity Compensation Plan. The Compensation Committee evaluates, on a yearly basis, the performance, and determines the compensation of, the executive officers of DUSA, including the named executive officers. DUSA’s President and Chief Executive Officer, Robert F. Doman, is not a member of the Compensation Committee, however, the Compensation Committee seeks input from him regarding the performance of DUSA’s other executive officers. Richard C. Christopher, DUSA’s Vice President of Finance and Chief Financial Officer, provides input regarding the Company’s Vice President, Controller. The Compensation Committee discusses and adjusts the written recommendations of Mr. Doman and Mr. Christopher in awarding discretionary cash bonuses, as well as base salary increases for the other executives. The Compensation Committee exercises subjective judgment and discretion in the granting of the amount of bonuses and in setting base salaries. Mr. Doman and Mr. Christopher are present, at the invitation of the Compensation Committee, at its meetings, other than during consideration of their own compensation or other executive sessions.

Following the annual meeting of shareholders held in June 2011, the Compensation Committee considered the results of the advisory vote on executive compensation, which was very supportive. The Compensation Committee continued to use the same policies and procedures in 2011 as it did in 2010 and thus far in 2012.

The Compensation Committee regularly retains an independent compensation consultant, WNB Consulting LLC, to review and analyze DUSA’s executive compensation programs, to prepare a benchmarking analysis, and to recommend appropriate levels of cash and equity compensation for DUSA’s directors and executive officers, including its President and Chief Executive Officer. WNB Consulting LLC was retained in both 2010 and 2011 for similar purposes, which included updating the information that the firm had provided to the Committee in 2009. The Compensation Committee is solely responsible for the engagement of WNB Consulting LLC, and all work performed by WNB Consulting is initiated and supervised by the Compensation Committee, except to the extent delegated by the Compensation Committee to management. The Compensation Committee discussed the recommendations of WNB Consulting LLC when setting 2011 and 2012 salaries, when making decisions about bonus levels and equity compensation awards and when revising compensation for our directors. While input from the consultant is carefully considered, the ultimate decision making authority rests with the Compensation Committee, which retains discretion over salary, cash bonus, and equity compensation determinations, based upon its subjective view of an executive’s performance.

DUSA’s executive compensation programs consist of base salary, discretionary cash bonus incentives based on annual individual and corporate goals, grants under the Company’s equity plan, a 401(k) plan, a deferred compensation plan (which is currently inactive), and certain other perquisites and benefits generally available on the same basis as benefits provided to its other employees. Typically, during the first quarter of each year, our Compensation Committee meets to consider and, if deemed appropriate, approve cash bonuses for our executives based on the prior fiscal year’s performance and base salaries for the new fiscal year, and to consider and, if deemed appropriate, grant equity awards, in the form of stock options and/or Restricted Shares awards, to the executive officers. On occasion, compensation adjustments are made during the year to reflect a change in roles or responsibilities of our executives.

DUSA does not currently provide any pension benefits to its named executive officers or employees.

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the corporation’s chief executive officer and four other most highly paid executive officers. We periodically review the potential consequences of Section 162(m) and may structure performance-based compensation to comply with certain exemptions. However, we have not done so to date.

DUSA had numerous successes in 2011 highlighted by significant increases in profitability and positive cash flow, as well as achievement of record sales volumes and revenues of its key products. In order to recognize the short term performance, as well as, strengthen the Company’s position for the long term through the initiation of clinical trials to enhance its key product’s label claims, the Compensation Committee provided a combination of base salary increases, cash bonuses and equity awards in order to better align management with shareholders’ interests.

Base Salary - With regard to base salary, the Compensation Committee believes that DUSA’s executive officers should be compensated at levels comparable to the base salary of executive officers at similar public biotechnology or pharmaceutical companies. The Company’s goal is to pay base salaries that are at competitive levels in order to attract and retain talented management personnel. During 2009, 2010 and 2011, the Compensation Committee used survey data reporting the salaries and bonuses for executives of companies in these groups, which was prepared by WNB Consulting LLC. The surveys included the Ernst and Young’s National Life Sciences Entrepreneurial Survey, Radford Associates Survey, Mercer Executive Compensation Survey, Tower Watson’s Executive Compensation Survey, ORC SIRS Executive Compensation Survey and Salary.com 2011 proxy analysis. The Compensation Committee uses this information to assist it in setting executive compensation but does not have a pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation.

The Compensation Committee also takes note of the cost of living increase in determining base salary increases, as well as the general performance of the Company. Following the analysis by WNB Consulting LLC, all named executive officers’ base salaries for 2009 remained at 2008 levels in order to preserve cash resources during uncertain economic times. For 2010, the Compensation Committee approved base salary increases for the named executive officers, other than Mr. Doman, in the range of 2.0% to 6.4% which included certain market adjustments for two of the named executive officers whose base salaries were, based on the analysis from WNB Consulting LLC, below competitive levels. The Compensation Committee granted an increase of 4% to Mr. Doman in light of his very strong performance and guidance of the Company to achieve both positive cash flow and profitability during the fourth quarter of 2009. For 2011, the Compensation Committee considered information from WNB Consulting LLC and provided two executives with market adjustments. The Committee approved base salary increases, including these adjustments, ranging from 0% to 10%, including an increase of 3.69% for Mr. Doman and 10% for Mr. Christopher (including a market adjustment), due to their leadership and the impressive financial improvement by the Company. For 2012, in addition to assessing individual performance, the Compensation Committee also considered WNB Consulting’s updated findings, which indicated that the Company’s base salary was still below the market median for several executives. In an effort to address this situation, Mr. Christopher, the Company’s Chief Financial Officer, received another base salary adjustment in order to bring his salary more in line with the competitive market. The Compensation Committee approved base salary increases, including this adjustment, ranging from 0% to 7.16% to reward the management team for the strong financial and operational performance. Mr. Doman received an increase of 4.44% and Mr. Christopher received an increase of 7.16% (including the market adjustment), due to their leadership and the continuing strong financial improvement by the Company.

Bonuses - Under the terms of its employment agreements with its officers, DUSA’s Vice Presidents are eligible to receive a range of up to 35% to 40% of their base salary as a discretionary cash bonus award to be set by the Board of Directors. Mr. Doman is eligible to receive up to 50% of his base salary as a cash bonus. In some cases, the agreements provide that the Board may award a cash bonus in excess of the stated percentage for outstanding performance. DUSA believes that the cash bonus is an important incentive to its officers and assists DUSA in reaching its corporate goals.

Financial and strategic business goals are typically set by management, and approved by the Board of Directors, usually during the fourth quarter of the previous year. The primary financial goals relate to achievement of net revenue and income statement improvement milestones. Management recommends these goals to incentivize its named executive officers to perform at consistent high levels, however, these goals are not set at levels which management believes are likely to be unattainable. The Compensation Committee uses a subjective approach in its consideration of cash bonus incentives. For 2011, management made recommendations to the Compensation Committee in light of certain corporate performance, including surpassing the budgets for revenue on the Company’s key products, Kerastick® and BLU-U®, net income and cash flow along with achievement of improved product margins, the launch of an alternate Kerastick® tip and the issuance of several new patents. In the past, the Compensation Committee also considered other factors, such as the attainment of positive cash flow and profitability on a full year basis, despite a difficult economic environment. In February 2012, the Compensation Committee using its discretion, based on the experience of its members, and in light of strong performance during 2011, determined that bonuses should be paid in amounts ranging from approximately 30% to approximately 57% of base salary. The Compensation Committee believes that a flexible approach is fairer and provides a greater incentive for the Company’s executives to achieve both short and long term objectives.

In February 2011 and again in February 2012, the Compensation Committee met with Mr. Doman and Mr. Christopher who reviewed the contributions of each of the named executive officers, and Mr. Doman provided his recommendations for base salaries for 2011 and 2012, respectively, and proposed a cash bonus opportunity that should be paid to each of the named executive officers other than himself. In making its decision, the Compensation Committee discussed and evaluated the recommendations of Mr. Doman regarding 2011 and 2012 salaries and cash bonus opportunities, as well as the base salary and bonus for Mr. Doman, in conjunction with WNB Consulting LLC.

Equity Awards - DUSA has awarded stock options to its executive officers on initial hire, sometimes at the time of a promotion, and generally, has awarded stock options and/or restricted shares on an annual basis at a meeting of the Compensation Committee during the first quarter of the year. The Compensation Committee believes that a strong stock ownership program aligns executive officers with shareholders’ interests and is essential to the long-term growth of the Company by providing executives with incentives to increase shareholder value over time. The Compensation Committee uses survey data and recommendations of independent consultants to monitor and evaluate the amount of long-term incentive compensation levels of its officers. There is no formula for the number of grants which are issued. In addition, the Board has decided to grant equity awards every year in order to take into account the volatility of DUSA’s stock price from year to year. In 2011 and again in 2012, WNB Consulting LLC advised that DUSA’s current equity compensation does not meet desired levels of competitive long-term compensation based on its analysis. WNB Consulting LLC recommended to the Compensation Committee that DUSA should increase the level of equity compensation that DUSA pays to its executive officers to better align executive officers’ interests with shareholders and to maintain the effectiveness of DUSA’s goal of retaining and motivating its executive officers through the use of equity compensation, since historically equity compensation has been significantly below that of similarly situated companies. In 2012, the Compensation Committee increased the size of the restricted share grants to begin to address this matter, but the size of the award is limited by the number of shares that are eligible for grant under the Amended and Restated 2011 Equity Compensation Plan.

In 2011, WNB Consulting LLC also provided updated survey data indicating that the members of DUSA’s Board of Directors received less compensation than their peers, particularly with respect to equity compensation and committee activities. In October 2010, the Compensation Committee had reviewed information from WNB Consulting LLC and in light of this information and the increasing responsibilities of board members of public companies, increased the annual base fee for non-employee members of the Board of Directors from $25,000 to $30,000. As of January 1, 2011, the Compensation Committee established additional fees for service and attendance at Board and committee meetings. In June 2012, Messrs. Altomari, Bartash, Casdin, Haft, Hondros, Moliteus and Wurzer each received a formula award of 8,000 restricted shares.

Stock options have typically been granted as of the close of business on the date of grant. The Board of Directors determined that all grants should be made two days following the release of quarterly earnings by DUSA.

DUSA also maintains a 401(k) plan for all employees which provides a match of $0.50 for each dollar contributed up to 6% of base salary, which was raised from up to 2.5% in December 2011. In 2006, DUSA adopted a deferred compensation plan which was available to operating director-level employees and above, however, the plan has been suspended for the time being due to lack of enrollment. DUSA adopted these plans in order to provide competitive benefits to its upper level employees.

In some cases, the Compensation Committee has altered a proposed amount of a cash bonus or equity grant to provide a particular award for excellent performance. This is an example of the discretion which is contemplated in the employment agreements between the Company and the named executive officers.

Currently, DUSA does not have any stated policy regarding an adjustment or recovery of awards or payments if a performance measure, upon which such award or payment may have been based, were to be restated. However, the Compensation Committee plans to consider adoption of a policy consistent with the Dodd-Frank Wall Street Reform and Consumer Protection Act following issuance of the final regulations by the SEC on this matter.

Perquisites - As provided in his employment agreement, DUSA provides its President and Chief Executive Officer with local housing, including utilities, since his permanent residence is in a state different from the location of DUSA’s principal offices in Massachusetts. In addition, DUSA covers the amount of tax that the officer pays on the amount of the rent which constitutes compensation to him. This form of compensation did affect the level of base salary that the officer was offered and agreed upon when he joined DUSA in 2005.

Other Compensation -

Generally Available Benefits

We provide the following benefits to our named executive officers generally on the same basis as the benefits provided to all employees:

•	Health and dental insurance;
•	Life insurance;
•	Short- and long-term disability;
•	Educational assistance; and
•	401(k) plan.

We believe that these benefits are consistent with those offered by other similarly situated companies.

Severance Benefits

All of the named executive officers have a provision in their employment agreements providing for severance benefits. See section below entitled “Employment Agreements With Named Executive Officers.” DUSA has received information from its employment consultant that the provision of such severance benefits for termination without cause is relatively common, and DUSA believes that the provision assists it in attracting key management to the Company.

Change of Control

DUSA provides a change of control provision in its named executive officers’ employment agreements. See section below entitled “Employment Agreements With Name Executive Officers.” DUSA believes that the change of control provision would serve to retain DUSA’s senior management talent and to focus management’s attention on DUSA’s operations during a change of control transaction.

Sections 280G and 4999 of the Internal Revenue Code impose certain adverse tax consequences on compensation treated as excess parachute payments. An executive is treated as having received excess parachute payments if he receives compensatory payments or benefits that are contingent on a change in control, and the aggregate amount of such payments and benefits equal or exceeds three times the executive’s base amount as defined under the Internal Revenue Code. The portion of the payments and benefits in excess of one times base amount are treated as excess parachute payments and are subject to a 20% excise tax, in addition to any applicable federal income and employment taxes. Also, our compensation deduction in respect of the executive’s excess parachute payments is disallowed. If we were to be subject to a change of control, certain amounts received by our executives could be excess parachute payments under Section 280G and 4999 of the Internal Revenue Code.

Deferred Compensation

On the recommendation of the Compensation Committee, DUSA adopted the DUSA Pharmaceuticals, Inc. Non-Qualified Deferred Compensation Plan (the “Plan”) effective October 18, 2006. The Plan is intended to be a non-qualified, supplemental retirement plan. It is intended primarily for the purpose of allowing a select group of management, including the named executive officers and members of the Board of Directors (the “Participants”) the option of having a portion of their compensation deferred, pursuant to Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and, as such, to be exempt from the provisions of Parts II, III, and IV of Title I of ERISA. Participants may defer up to 80% of their compensation. A Participant will be 100% vested in all of the amounts he or she defers as well as in the earnings attributable to a Participant’s deferred account. A Participant may elect to receive distributions from the deferred account at various times, either in a lump sum or in up to ten annual installments. DUSA’s obligation to pay the Participant an amount from his or her deferred account is an unsecured promise and benefits will be paid out of the general assets of the Company. While DUSA has established a Rabbi Trust to segregate the Participants’ deferred amounts, the Participants will be general creditors of DUSA. The Compensation Committee acts as the administrator of the Plan. The trustee of the Participants’ deferred accounts is Bankers Trust Company. Although, as noted above, the Plan has been suspended for lack of enrollees, we believe that the Plan is beneficial in assisting DUSA to retain and attract key individuals for the long-term benefit of the Company.

Section 409A of the Internal Revenue Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities and penalty taxes and interest on their vested compensation under such plans. It is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including the named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A. With respect to our compensation and benefits plans that are subject to Section 409A, in accordance with Section 409A and regulatory guidance issued by the IRS, we are currently operating such plans in compliance with Section 409A based upon our good faith, reasonable interpretation of the statute and the IRS’s regulatory guidance.

EXECUTIVE COMPENSATION

The following table shows, for the fiscal years ended December 31, 2009, 2010 and 2011, certain information regarding the annual and long-term compensation paid by DUSA to those persons who were, at any time during the year (i) our principal executive officer, (ii) our principal financial officer, and (iii) the three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving DUSA at the end of the year. All amounts are stated in United States dollars unless otherwise indicated. For more information about the elements of each named executive officer’s compensation, see the section entitled “Compensation Discussion and Analysis” above.

SUMMARY COMPENSATION TABLE

Name and Principal Position (NEO) (a)	Year (b)	Salary (c)	Bonus (d)	Stock Awards(1) (e)	Option Awards(3) (f)	Non-equity Incentive Compensation (g)	Change in Pension Value and Non- qualified Deferred Compensation Earnings (h)	All Other Compensation(4) (i)	Total (j)
Robert F. Doman	2011 2010 2009	$450,000 434,000 417,000	$256,000 255,000 126,000	$672,000 214,500 114,192	— $144,508 153,462	— — — —	— — —	$57,801 56,430 61,115	$1,435,801 1,104,438 871,769
Richard C. Christopher	2011 2010 2009	$275,000 250,000 235,000	$123,000 118,000 52,000	$273,000 69,300 45,872	— $94,486 61,499	— — —	— — —	$11,585 10,954 10,888	$682,585 542,740 405,259
William F. O’Dell	2011 2010 2009	$284,000 273,100 266,100	$127,000 128,000 54,000	$273,000 69,300 45,872	— $94,486 61,499	— — —	— — —	$14,879 15,785 15,869	$698,879 580,671 443,340
Mark C. Carota	2011 2010 2009	$234,000 219,000 210,000	$85,000 87,000 40,000	$189,000 44,550 27,800	— $61,138 45,531	— — —	— — —	$9,214 9,102 9,045	$517,214 420,790 332,376
Scott L. Lundahl(2)	2011	$233,000	$85,000	$189,000	—	—	—	$8,982	$515,982

(1)	The grant date fair value of these stock awards was $1.22 per share in 2009, $1.65 per share in 2010 and $4.20 per share in 2011.

(2)

Mr. Lundahl was not one of our named executive officers or one of our three most highly compensated executive officers, other than the principal executive officer and principal financial officer, in 2009 or 2010.

(3)

Option awards represent the grant date fair value of awards. Grant date fair value is based on the Black-Scholes option pricing model on the date of grant. For additional discussion on the valuation assumptions used in determining the grant date fair value, see Note 8 to the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011.

(4)	All other compensation includes a car allowance, Company contributions under our 401(k) plan, group term life insurance, housing arrangements, and other perquisites as follows:

Name	Year	Car Allowance	401(k) Match	Group Term Life Insurance	Housing/ Insurance	Other(1)	Total Other Compensation
Robert F. Doman	2011 2010 2009	$ 9,600 9,600 9,600	$ 4,539 4,587 4,600	$ 2,154 2,094 1,959	$ 25,543 24,731 27,529	$ 15,965 15,418 17,427	$ 57,801 56,430 61,115
Richard C. Christopher	2011 2010 2009	$ 6,000 6,000 6,000	$ 3,431 3,122 2,937	$ 2,154 1,832 1,951	— — —	— — —	$ 11,585 10,954 10,888
William F. O’Dell	2011 2010 2009	$ 8,400 8,400 8,400	$ 3,288 3,412 3,326	$ 1,822 2,094 2,199	$ 934 1,282 1,327	$ 435 597 617	$ 14,879 15,785 15,869
Mark C. Carota	2011 2010 2009	$ 6,000 6,000 6,000	$ 1,121 1,156 1,111	$ 2,093 1,946 1,934	— — —	— — —	$ 9,214 9,102 9,045
Scott L. Lundahl	2011	$ 6,000	$ 893	$ 2,089	—	—	$ 8,982

(1)

These amounts represent gross-ups of the perquisites for housing and automobile insurance reimbursements, respectively, for our named executive officers who received these benefits during 2009, 2010 and 2011, to compensate them for the taxes due on such amounts.

DUSA’s named executive officers each have employment agreements with DUSA. The material terms of these agreements are discussed under “Compensation Discussion and Analysis,” “Employment Agreements with Named Executive Officers” and “Potential Payments Upon Termination or Change-In-Control.”

GRANTS OF PLAN-BASED AWARDS

The following table provides information about equity and non-equity awards granted to the named executive officers for 2011.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name and Principal Position (NEO)	Grant Date	Threshold ($)	Target ($)	Maxi- mum ($)	Threshold (#)	Target (#)	Maxi- mum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Base Price of Stock Award ($/SH)	Grant date fair value of awards(1) ($)	All Other Stock Awards: Number of Securities Under- lying Options (#)	Exercise or Base Price of Option Awards ($/SH)	Grant date fair value of options ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)			(j)	(k)	(l)

Robert F. Doman	3/7/11							160,000	$4.20	$672,000

Richard C. Christopher	3/7/11							65,000	$4.20	$273,000

William F. O’Dell	3/7/11							65,000	$4.20	$273,000

Mark C. Carota	3/7/11							45,000	$4.20	$189,000

Scott L. Lundahl	3/7/11							45,000	$4.20	$189,000

(1)	Stock awards were granted at a price of $4.20 per share, being the closing price of the Common Stock on the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth the outstanding equity awards for our named executive officers at December 31, 2011.

	Option Awards						Stock Awards
Name and Principal Position (NEO)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)		(h)	(i)	(j)
Robert F. Doman	50,000				$14.26	01/03/2015
Robert F. Doman	50,000				$15.90	01/03/2015
Robert F. Doman	50,000				$6.75	03/27/2016
Robert F. Doman	60,000				$3.37	03/20/2014
Robert F. Doman	21,375	7,125	(1)		$2.20	05/09/2015
Robert F. Doman	93,700	93,700	(2)		$1.22	03/13/2016
Robert F. Doman	32,500	97,500	(3)		$1.65	03/05/2017
Robert F. Doman							4,750	(4)	$20,805
Robert F. Doman							46,800	(5)	$204,984
Robert F. Doman							97,500	(6)	$427,050
Robert F. Doman							160,000	(7)	$700,800

Richard C. Christopher	7,500				$1.60	03/13/2013
Richard C. Christopher	20,000				$9.92	03/18/2014
Richard C. Christopher	25,000				$10.00	03/17/2015
Richard C. Christopher	20,000				$6.75	03/27/2016
Richard C. Christopher	20,000				$3.37	03/20/2014
Richard C. Christopher	14,625	4,875	(8)		$2.20	05/09/2015
Richard C. Christopher	—	37,550	(9)		$1.22	03/13/2016
Richard C. Christopher	21,250	63,750	(10)		$1.65	03/05/2017
Richard C. Christopher							3,250	(11)	$14,235
Richard C. Christopher							18,800	(12)	$82,344
Richard C. Christopher							31,500	(13)	$137,970
Richard C. Christopher							65,000	(14)	$284,700

William F. O’Dell	50,000				$6.90	04/17/2016
William F. O’Dell	25,000				$3.37	03/20/2014
William F. O’Dell	14,625	4,875	(15)		$2.20	05/09/2015
William F. O’Dell	37,550	37,550	(16)		$1.22	03/13/2016
William F. O’Dell	21,250	63,750	(17)		$1.65	03/05/2017
William F. O’Dell							3,250	(18)	$14,235
William F. O’Dell							18,800	(19)	$82,344
William F. O’Dell							31,500	(20)	$137,970
William F. O’Dell							65,000	(21)	$284,700

Mark C. Carota	25,000				$9.92	03/18/2014
Mark C. Carota	20,000				$10.00	03/17/2015
Mark C. Carota	15,000				$6.75	03/27/2016

Mark C. Carota	20,000			$3.37	03/20/2014
Mark C. Carota	12,375	4,125	(22)	$2.20	05/09/2015
Mark C. Carota	12,800	27,800	(23)	$1/22	03/13/2016
Mark C. Carota	13,750	41,250	(24)	$1.65	03/05/2017
Mark C. Carota						2,750	(25)	$12,045
Mark C. Carota						13,900	(26)	$60,882
Mark C. Carota						20,250	(27)	$88,695
Marc C. Carota						45,000	(28)	$197,100

Scott L. Lundahl	17,500			$1.60	03/13/2013
Scott L. Lundahl	22,500			$9.92	03/18/2014
Scott L. Lundahl	20,000			$10.00	03/17/2015
Scott L. Lundahl	15,000			$6.75	03/27/2016
Scott L. Lundahl	20,000			$3.37	03/20/2014
Scott L. Lundahl	12,375	4,125	(29)	$2.20	05/09/2015
Scott L. Lundahl	26,800	27,800	(30)	$1.22	03/13/2016
Scott L. Lundahl	13,750	41,250	(31)	$1.65	03/05/2017
Scott L. Lundahl						2,750	(32)	$12,045
Scott L. Lundahl						13,900	(33)	$60,882
Scott L. Lundahl						20,250	(34)	$88,695
Scott L. Lundahl						45,000	(35)	$197,100

(1)	The remaining unvested options vest on 5/9/12.

(2)	Unvested options vest as to 46,850 shares on 3/13/12 and 46,850 shares on 3/13/13.

(3)	Unvested options vest as to 32,500 shares on 3/5/12, 32,500 shares on 3/5/13 and 32,500 shares on 3/5/14.

(4)	The remaining unvested restricted shares vest on 5/9/12.

(5)	Unvested restricted shares vest as to 23,400 shares on 3/13/12 and 23,400 shares on 3/13/13.

(6)	Unvested restricted shares vest as to 32,500 shares on 3/5/12, 32,500 shares on 3/5/13 and 32,500 shares on 3/5/14.

(7)	Unvested restricted shares vest as to 40,000 shares on 3/7/12, 40,000 shares on 3/7/13, 40,000 shares on 3/7/14 and 40,000 shares on 3/7/15.

(8)	The remaining unvested options vest on 5/9/12.

(9)	Unvested options vest as to 18,775 shares on 3/13/12 and 18,775 shares on 3/13/13.

(10)	Unvested options vest as to 21,250 shares on 3/5/12, 21,250 shares on 3/5/13 and 21,250 shares on 3/5/14.

(11)	The remaining unvested restricted shares vest on 5/9/12.

(12)	Unvested restricted shares vest as to 9,400 shares on 3/13/12 and 9,400 shares on 3/13/13.

(13)	Unvested restricted shares vest as to 10,500 shares on 3/5/12, 10,500 shares on 3/5/13 and 10,500 shares on 3/5/14.

(14)	Unvested restricted shares vest as to 16,250 shares on 3/7/12, 16,250 shares on 3/7/13, 16,250 shares on 3/7/14 and 16,250 shares on 3/7/15.

(15)	The remaining unvested options vest as on 5/9/12.

(16)	Unvested options vest as to 18,775 shares on 3/13/12 and 18,775 shares on 3/13/13.

(17)	Unvested options vest as to 21,250 shares on 3/5/12, 21,250 shares on 3/5/13 and 21,250 shares on 3/5/14.

(18)	The remaining unvested restricted shares vest on 5/9/12.

(19)	Unvested restricted shares vest as to 9,400 shares on 3/13/12 and 9,400 shares on 3/13/13.

(20)	Unvested restricted shares vest as to 10,500 shares on 3/5/12, 10,500 shares on 3/5/13 and 10,500 shares on 3/5/14.

(21)	Unvested restricted shares vest as to 16,250 shares on 3/7/12, 16,250 shares on 3/7/13, 16,250 shares on 3/7/14 and 16,250 shares on 3/7/15.

(22)	The remaining unvested options vest as to on 5/9/12.

(23)	Unvested options vest as to 13,900 shares on 3/13/12 and 13,900 shares on 3/13/13.

(24)	Unvested options vest as to 13,750 shares on 3/5/12, 13,750 shares on 3/5/13 and 13,750 shares on 3/5/14.

(25)	The remaining unvested restricted shares vest on 5/9/12.

(26)	Unvested restricted shares vest as 6,950 shares on 3/13/12 and 6,950 shares on 3/13/13.

(27)	Unvested restricted shares vest as to 6,750 shares on 3/5/12, 6,750 shares on 3/5/13 and 6,750 shares on 3/5/14.

(28)	Unvested restricted shares vest as to 11,250 shares on 3/7/12, 11,250 shares on 3/7/13, 11,250 shares on 3/7/14 and 11,250 shares on 3/7/15.

(29)	The remaining unvested options vest on 5/9/12.

(30)	Unvested options vest as to 13,900 shares on 3/13/12 and 13,900 shares on 3/13/13.

(31)	Unvested options vest as to 13,750 shares on 3/5/12, 13,750 shares on 3/5/13 and 13,750 shares on 3/5/14.

(32)	The remaining unvested restricted shares vest on 5/9/12.

(33)	Unvested restricted shares vest as to 6,950 shares on 3/13/12 and 6,950 shares on 3/13/13.

(34)	Unvested restricted shares vest as to 6,750 shares on 3/5/12, 6,750 shares on 3/5/13 and 6,750 shares on 3/5/14.

(35)	Unvested restricted shares vest as to 11,250 shares on 3/7/12, 11,250 shares on 3/7/13, 11,250 shares on 3/7/14 and 11,250 shares on 3/7/15.

OPTION EXERCISES AND STOCK VESTED

The following table shows information with respect to each named executive officer regarding the value of options exercised and stock awards vested during 2011. Ninety Seven Thousand Nine Hundred Twenty-Five (97,925) shares were acquired on exercise of any options for all of the named executive officers during 2011.

	Option Awards		Stock Awards
Name and Principal Position (NEO)	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Robert F. Doman	—	—	60,650	$253,035
Richard C. Christopher	42,550	$187,593	23,150	$ 99,335
William F. O’Dell	—	—	23,150	$ 99,335
Mark C. Carota	36,875	$144,433	16,450	$ 71,455
Scott L. Lundahl	18,500	$ 41,140	16,450	$ 71,455

NON-QUALIFIED DEFERRED COMPENSATION

The following table shows that none of the named executive officers are currently participating in the DUSA Pharmaceuticals, Inc. Non-Qualified Deferred Compensation Plan, an unfunded, unsecured deferred compensation plan:

Name and Principal Position (NEO)	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregated Earnings in Last FY ($)	Aggregated Withdrawal / Distributions ($)	Aggregated Balance at Last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Robert F. Doman	—	—	—	—	—
Richard C. Christopher	—	—	—	—	—
William F. O’Dell	—	—	—	—	—
Mark C. Carota	—	—	—	—	—
Scott L. Lundahl	—	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The Company has employment agreements with each of its named executive officers. According to the terms of these agreements, the named executive officers are entitled to receive compensation as determined by the Board of Directors and are eligible to receive the benefits generally made available to employees of the Company. The Company may terminate any of these agreements at any time, with or without cause on sixty (60) days prior written notice. If employment is terminated without cause, the Company has agreed to pay a severance allowance equivalent to two (2) (in the case of Mr. Doman) or one and one-half (1.5) (in the case of the other named executive officers) times the sum of (a) such named executive officer’s current salary and (b) fifty percent (50%) (in the case of Mr. Doman), forty percent (40%) (in the case of Mr. Christopher and Mr. O’Dell) or thirty-five percent (35%) (in the case of Mr. Carota and Mr. Lundahl), within sixty (60) days following the date of termination.

In the event a named executive officer should die while employed by the Company, his heirs or beneficiaries will be entitled to any cash bonus such executive would have been entitled to, pro-rated to the date of such executive’s death, any Company paid death benefits in force at the time of such death and his heirs or beneficiaries will also be entitled to exercise any vested but unexercised stock options which were held by him at the time of his death, within a period of one (1) year from the date of death.

These employment agreements also provide for certain severance benefits following a change in control of the Company and termination of employment as summarized in the section below entitled “Employment Agreement with Named Executive Officers.”

Under the Company’s equity plans, upon a change of control, unless the Company determines otherwise, all outstanding options not fully vested automatically accelerate and become immediately exercisable and the restrictions and conditions on all outstanding stock awards immediately lapse. The date on which such accelerated vesting, immediate exercisability and lapse of restrictions and conditions would occur, is the date of the occurrence of the change of control.

ESTIMATED TERMINATION PAYMENT

The table below reflects amounts payable to the named executive officers, assuming that their employment was terminated on November 8, 2012, both prior to and following a change in control of the Company, or assuming a change in control of the Company occurred on December 19, 2012.

Name	Termination Without Cause Prior to a Change in Control			Change in Control
	Severance[1]	Continuation of Benefits[2]	Total[3]	CIC Payment[4]	Continuation of Benefits[5]	Equity[6]	Legal Fees[7]	Total
Robert F. Doman	$1,410,000	$48,268	$1,458,268	$1,687,500	$48,268	$4,957,593	$50,000	$6,743,361
Richard C. Christopher	$618,870	$32,687	$651,557	$770,000	$32,687	$2,070,370	$50,000	$2,923,057
William F. O’Dell	$618,870	$34,486	$653,356	$795,200	$34,486	$2,150,370	$50,000	$3,030,056
Mark C. Carota	$488,025	$30,494	$518,519	$631,800	$30,494	$1,462,467	$50,000	$2,174,761
Scott L. Lundahl	$486,000	$14,556	$500,556	$629,1000	$14,556	$1,462,467	$50,000	$2,156,123

1 This represents the lump-sum cash severance payable to such executive pursuant to such executive’s employment agreement.

2 This represents the sum of (i) two weeks of outstanding vacation pay for such executive; and (ii) the maximum amount of benefits the Company will be responsible for pursuant to the terms of such executive’s employment agreement.

3 This excludes the prorated annual bonus due to such executive pursuant to the such executive’s employment agreement.

4 This represents the lump-sum cash severance payable to such executive in the event of a double trigger termination event.

5 This represents the sum of (i) two weeks of outstanding vacation pay for such executive; and (ii) the maximum amount of benefits the Company will be responsible for such executive in the event of a double trigger termination event.

6 This represents the aggregate cash payment that would be made to such executive for the accelerated vesting of stock options (based on a difference between $8.00 and the exercise price of such option) and Restricted Shares (based on $8.00 per Share) that are unvested and outstanding as of November 8, 2012.

7 This represents the maximum amount of legal fees the Company will be responsible for such executive in the event of a double trigger termination.

EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

As described above under the heading “Compensation Discussion And Analysis,” the Compensation Committee regularly reviews and analyzes the compensation of DUSA’s executive officers. In February 2012, the Compensation Committee, with its independent compensation consultant, WNB Consulting LLC, reviewed and analyzed the current employment arrangements with each of its executive officers. As a result of such review WNB Consulting LLC made various recommendations to the Compensation Committee with respect to the current employment arrangements with DUSA’s executive officers. The Company’s counsel then prepared new employment agreements with each of its executive officers to reflect the Compensation Committee’s decisions as recommended by WNB Consulting LLC.

On May 18, 2012, the Company amended and restated the respective employment agreements with the following named executive officers: Richard C. Christopher, William F. O’Dell, Mark C. Carota, Scott L. Lundahl, Stuart L. Marcus and Michael J. Todisco (each an “Executive Employment Agreement” and collectively the “Executive Employment Agreements”). On May 22, 2012, the Company amended and restated the employment agreement with its chief executive officer, Robert F. Doman (the “Doman Employment Agreement”). The Executive Employment Agreements and the Doman Employment Agreement provide for certain benefits in the event of a change in control of the Company.

The Doman Employment Agreement provides that if there is a Change in Control (as defined below) of the Company, and within two years following a Change in Control Mr. Doman terminates his employment with Good Reason (as defined below) or DUSA terminates Mr. Doman’s employment without Cause (as defined below), then Mr. Doman will receive (i) a lump sum payment equal to two and one-half (2.5) times the sum of (a) his salary during the fiscal year immediately preceding the year in which the Termination Date (as defined in the Doman Employment Agreement) occurs and (b) fifty percent of Mr. Doman’s salary; (ii) any Accrued Obligations (as defined below); (iii) continued medical, life insurance, disability and other benefits prior to the Termination Date until the earlier of twenty-four (24) months following the Termination Date or Mr. Doman becomes eligible or receives similar benefits with a new employer; (iv) reimbursement for reasonable legal fees (up to $50,000) relating to the review and negotiation of any employment, separation or consulting agreement in connection with (or as a consequence of) a Change in Control; and (v) the full vesting, exercisability and non-forfeitability, as applicable, of any outstanding equity based awards.

The Executive Employment Agreement with each of, Mr. Christopher, Mr. O’Dell and Mr. Marcus, provide that if there is a Change in Control of the Company, and within two (2) years following a Change in Control such executive terminates his employment with Good Reason or DUSA terminates such executive’s employment without Cause, then such executive will receive (i) a lump sum payment equal to two (2) times the sum of (a) his salary during the fiscal year immediately preceding the year in which the Termination Date (as defined in such Executive Employment Agreement) occurs and (b) forty percent of such executive’s salary; (ii) any Accrued Obligations; (iii) continued medical, life insurance, disability and other benefits prior to the Termination Date until the earlier of eighteen (18) months following the Termination Date or such Executive becomes eligible or receives similar benefits with a new employer; (iv) reimbursement for reasonable legal fees (up to $50,000) relating to the review and negotiation of any employment, separation or consulting agreement in connection with (or as a consequence of) a Change in Control; and (v) the full vesting, exercisability and non-forfeitability, as applicable, of any outstanding equity based awards.

The Executive Employment Agreement with each of Mr. Lundahl, Mr. Carota and Mr. Todisco, provide that if there is a Change in Control of the Company, and within two (2) years following a Change in Control such executive terminates his employment with Good Reason or DUSA terminates such executive’s employment without Cause, then such executive will receive (i) a lump sum payment equal to two (2) times the sum of (a) his salary during the fiscal year immediately preceding the year in which the Termination Date occurs and (b) thirty-five percent of such executive’s salary; (ii) any Accrued Obligations; (iii) continued medical, life insurance, disability and other benefits prior to the Termination Date until the earlier of eighteen (18) months following the Termination Date or such Executive becomes eligible or receives similar benefits with a new employer; (iv) reimbursement for reasonable legal fees (up to $50,000) relating to the review and negotiation of any employment, separation or consulting agreement in connection with (or as a consequence of) a Change in Control; and (v) the full vesting, exercisability and non-forfeitability, as applicable, of any outstanding equity based awards.

For purposes of the Executive Employment Agreements and the Doman Employment Agreement: (A) “Change in Control” means a change in control of a nature that would be required to be reported in response to Item 5 of Schedule 14D promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), whether or not the Company is then subject to such reporting requirements; provided that, without limitations, such a change in control shall be deemed to have occurred if (i) any person other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing thirty percent or more of the combined voting power of the Company’s then outstanding securities and thereafter the Board adopts a resolution to the effect that, for the purposes of this Agreement, a change in control of the Company has occurred; such ownership shall be defined pursuant to Rule 13d-3 of the 1934 Act and includes mergers or acquisitions whereby an outside party has in excess of thirty percent of the combined voting power; (ii) when the Company merges or consolidates with any other person or, entity other than a subsidiary and, upon consummation of such transaction own less than fifty percent of the equity securities of the surviving or consolidated entity; or (iii) a substantial portion of the assets of the Company are sold or transferred to another person or entity; provided that in no event will a Change in Control be deemed to have occurred unless such Change in Control qualifies as a change in control under Section 409A of the Code and the regulations promulgated thereunder. The closing of the Offer will constitute a Change in Control under the Executive Employment Agreements and the Doman Employment Agreement; (B) “Good Reason” means the occurrence of any one of the following events without either (x) Executive’s express prior written consent or (y) full cure within thirty (30) days after Executive gives written notice to the Company: (a) a reduction in Executive’s Salary; (b) a material diminution of the role and responsibility of Executive, including but not limited to a change in executive’s position from an executive of a publicly traded company to the same title and role at a subsidiary; or (c) the relocation of Executive’s principal office, or principal place of employment, to a location more than fifty (50) miles from his principal office or principal place of employment on the Effective Date; provided however, that no event shall constitute grounds for a Good Reason termination unless Executive terminates his employment within one (1) year after such event occurs; (C) “Cause” means (a) Executive’s physical or mental disability or other inability to perform the duties of his job for any reason for a period in excess of six (6) consecutive months, (b) Executive’s conviction in a court of law of a crime or offense, which conviction would prevent Executive from effective management of the Company or materially adversely affect the reputation of the Company, as determined by the Board in its sole discretion, exercising its reasonable judgment in good faith, or (c) Executive’s malfeasance or misconduct such as fraud, embezzlement, dishonesty, acts of moral turpitude, or a felony conviction; and (D) “Accrued Obligations” means an amount equal to all outstanding vacation pay and any earned but unpaid salary or bonuses to the date of such termination, paid within two (2) weeks of the Termination Date and reimbursement for any business expense incurred by Executive up to and including the Termination Date following provision by of all applicable and necessary receipts.

DIRECTOR COMPENSATION

Directors who are members of management receive no cash compensation for service as a director or as a member of any committee. Non-employee directors receive $30,000 per year, as annual compensation, regardless of the number of Board or committee meetings they attend. The Chairman of the Board received an additional $25,000 per year, and the Vice-Chairman of the Board received $1,000 per meeting in which he acted in the absence of the Chairman of the Board. Directors serving on the Audit Committee received an additional $7,500 per year. The Chairman of the Audit Committee received an additional $12,500 per year. Directors were also reimbursed $1,200 for each standing committee meeting attended in person and $750 for each meeting attended by telephone conference and for their out-of-pocket expenses related to their attendance at meetings of the Board and committees. Under the Company’s Amended and Restated 2011 Equity Compensation Plan all non-employee directors are awarded options to purchase up to 15,000 shares of Common Stock on June 30th of their first year of service or as of the close of business thirty (30) days following their election, whichever shall first occur, and at the discretion of the Compensation Committee, are awarded 8,000 shares of Restricted Shares or options to purchase up to 10,000 shares of Common Stock on June 30th of each year following their re-election.

The following table sets forth the annual compensation to non-employee directors for 2011:

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alfred Altomari	$44,700	$49,760					$94,460
David M. Bartash	$46,900	$49,760					$96,660
Alexander W. Casdin	$39,900	$49,760					$89,660
Jay M. Haft.	$66,100	$49,760					$115,860

Paul J. Hondros	$37,200	$49,760	$86,960
Magnus Moliteus	$48,600	$49,760	$98,360
David M. Wurzer	$54,800	$49,760	$104,560

(1)

Restricted Shares awards were granted to each of the directors on June 30, 2011 in the amount of 8,000 shares. The Restricted Shares awards vested as to one-quarter of the total award on the date of the grant and will vest one-quarter of the total award on each of the first, second and third anniversaries of the grant date. The grant date fair value for these stock awards was $6.22 per share.

(2)

The aggregate numbers of shares subject to option awards outstanding as of December 31, 2011 were as follows: 15,000 for Mr. Altomari, 105,000 for Mr. Bartash, 35,000 for Mr. Casdin, 90,000 for Mr. Haft, 15,000 for Mr. Hondros, 50,000 for Mr. Moliteus and 15,000 for Mr. Wurzer. No stock options were awarded to directors during 2011.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors (the “Audit Committee”) assists the Board of Directors by providing oversight of the Company’s financial reporting process and its independent registered public accounting firm. Management is responsible for preparing the Company’s financial statements and the Company’s independent registered public accounting firm is responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and selecting the independent registered public accounting firm. The Audit Committee operates under a written charter adopted and approved by the Board of Directors. A brief description of the responsibilities of the Audit Committee is set forth above under the caption “Meetings and Committees of the Board.”

The Audit Committee reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 31, 2011 with management. The Audit Committee also discussed with Deloitte & Touche LLP, the independent registered public accounting firm, the matters required to be discussed by Public Company Accounting Oversight Board (“PCAOB”) Section 380, “Communication with Audit Committees,” and SEC Regulation S-X Rule 207, “Communication with Audit Committees.” In addition, the Audit Committee received from Deloitte & Touche LLP the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accounting firm their independence from the Company and its management. Additionally, the Audit Committee considered whether their provision of services to the Company beyond those rendered in connection with their audit and review of the Company’s consolidated financial statements was compatible with maintaining their independence and the fees and costs billed and to be billed for those services as set forth below. The Audit Committee concluded that Deloitte & Touche LLP’s provision of such services is compatible with Deloitte & Touche LLP’s independence.

Based on its review and the discussions with the Company’s management and its independent auditors, the Audit Committee recommended to the Board of Directors that the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2011 be included in the Company’s Annual Report on Form 10-K.

David M. Bartash

Paul J. Hondros

David M. Wurzer (Chairman)

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP for professional services rendered for the audit of the Company’s annual financial statements for the fiscal years ended December 31, 2011 and 2010 and for the reviews of the financial statements included in the Company’s Quarterly Reports on Form 10-Q for fiscal years 2011 and 2010 were $511,800 and $480,000, respectively.

Audit Related Fees

The aggregate fees billed by Deloitte & Touche LLP during fiscal year 2011 for the review of documents filed with the Securities and Exchange Commission related to the Company’s filing of a Post-effective Amendment to a Registration Statement on Form S-8 and a new Registration Statement on Form S-8 were $14,000. The aggregate fees billed by Deloitte & Touche LLP during fiscal year 2010 for the review of documents filed with the Securities and Exchange Commission related to the Company’s filing of Post-effective Amendments to a Registration Statement on Form S-8 were $15,500.

Fees for Tax Services

The aggregate fees billed by Deloitte Tax LLP for tax services rendered in support of an Internal Revenue Code Section 382 analysis were $17,500 and $15,000 for the fiscal years ended December 31, 2011 and 2010, respectively.

All Other Fees

Other fees billed by Deloitte & Touche LLP, which related to the Company’s subscription to an online accounting research tool, were $2,200 and $2,200 for the fiscal years ended December 31, 2011 and 2010, respectively.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

In considering the nature of the services provided by the independent registered public accounting firm, all of which were pre-approved in accordance with procedures required by the Audit Committee Charter, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with the independent auditors and Company management to determine that Deloitte & Touche LLP is permitted, under the rules and regulations concerning auditor independence promulgated by the Securities and Exchange Commission, to implement the Sarbanes-Oxley Act of 2002, as well as by the American Institute of Certified Public Accountants.

ANNEX B

Opinion of Leerink dated November 7, 2012

[Letterhead of Leerink Swann LLC]

The Board of Directors

DUSA Pharmaceuticals, Inc.

25 Upton Drive

Wilmington, MA 01887

Members of the Board of Directors:

We understand that DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Company”), Sun Pharmaceutical Industries Ltd, a corporation organized under the laws of India (“Sun Pharma”), and Caraco Acquisition Corporation, a New Jersey corporation and indirect wholly-owned subsidiary of Sun Pharma (“Merger Sub”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which, among other things, subject to the terms and conditions of the Agreement, (a) Merger Sub would commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock, no par value per share (the “Common Stock”), of the Company (each a “Share” and collectively, the “Shares”) at a price per Share of $8.00 net to the seller in cash, without interest, and (b) following the consummation of the Offer, Merger Sub would be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), and each issued and outstanding Share (other than Shares already owned by Sun Pharma or Merger Sub) would be converted into the right to receive, in cash, the amount paid per Share pursuant to the Offer. The terms and conditions of the proposed Transaction are set out more fully in the Agreement. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to such terms in the Agreement.

You have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view, to the holders (other than Sun Pharma and its affiliates) of the Shares of the consideration to be received by such holders in the Transaction. This letter and our Opinion have been authorized by our Fairness Opinion Review Committee.

We have been engaged by the Company to act as financial advisor to the Company in connection with the proposed Transaction and we will receive a fee from the Company for providing such services, the principal portion of which is contingent upon consummation of the Tender Offer. In addition, the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We are a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we and our affiliates may, in the future, provide commercial and investment banking services to the Company, Sun Pharma or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Sun Pharma or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Leerink has adopted policies and procedures to establish and maintain the independence of Leerink’s research departments and personnel. As a result, Leerink’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the proposed Transaction and other participants in the Transaction that differ from the views of Leerink’s investment banking personnel.

B-1

In connection with our Opinion, we have reviewed and considered such financial and other information as we have deemed relevant, including, among other things:

1.	certain financial terms of a draft of the Agreement, dated November 3, 2012;

2.	certain financial and other business information of the Company furnished to us by the management of the Company;

3.	certain periodic reports and other publicly available information regarding the Company;

4.	comparisons of certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company;

5.	comparisons of the financial terms of the proposed Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant; and

6.	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this letter and our Opinion.

In addition, we held discussions with members of senior management and representatives of the Company concerning the matters described in clause (ii) above, as well as the businesses and prospects of the Company.

In conducting our review and analysis and in arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us, or publicly available. We have not undertaken any responsibility for independently verifying, and did not independently verify the accuracy, completeness or reasonableness of any such information. With respect to financial forecasts for the Company that were provided to us and that we have reviewed, we have been advised, and we have assumed, with your consent, that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the management of the Company as to the future financial condition and performance of the Company. We express no opinion with respect to such forecasts or estimates or the assumptions upon which they are based.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with such materials. We have made no independent investigation of any legal, accounting or tax matters relating to the Company, and have assumed the correctness of all legal, accounting and tax advice given to the Company.

For purposes of rendering our Opinion, we have assumed in all respects material to our analysis, that the consideration to be received in the Transaction was determined through arm’s-length negotiations between the appropriate parties, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement without material alteration or waiver thereof, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis and that all conditions to the consummation of the proposed Transaction will be satisfied without waiver thereof or material alteration to the terms of the proposed Transaction. We have also assumed, with your consent, that the final form of the Agreement will be substantially the same as the last draft reviewed by us. In addition, we have assumed, with your consent, that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. We have further assumed, with your consent, that as of the date hereof, there has been no material adverse change in the Company’s assets, financial condition, results of operations, business or prospects since the date of the last audited financial statements made available to us which change has not been disclosed to us prior to the date hereof.

We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the proposed Transaction, or (ii) any tax or other consequences that might result from the proposed

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Transaction. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the consideration to be paid by Sun Pharma or Merger Sub in the Transaction or with respect to the fairness of any such compensation.

Our Opinion relates solely to the fairness of the consideration to be received in the Transaction, to the holders (other than Sun Pharma and its affiliates) of the Shares, and our Opinion does not address the Company’s underlying business decision to proceed with or effect the Transaction or any other term, aspect or implication of the proposed Transaction or any other agreement or arrangement entered into in connection with the proposed Transaction. We have not been requested to opine as to, and this letter and our Opinion do not in any manner address, the fairness of the Transaction or the consideration to the holders of any other class of securities or creditors or any other constituency of the Company. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Sun Pharma or the ability of the Company or Sun Pharma to pay its obligations when they come due. In addition, this letter and our Opinion do not address any legal or accounting matters, as to which we understand that the Company has obtained such advice as it has deemed necessary from qualified professionals.

Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

It is understood that this letter and our Opinion are intended for the benefit and use of the Board of Directors of the Company in its consideration of the proposed Transaction. This letter and our Opinion do not constitute a recommendation of the Transaction to the Board of Directors of the Company nor do they constitute a recommendation to any holder of Shares as to whether or not such holder should tender such Shares in connection with the Offer or how such holder should vote with respect to the Merger or otherwise.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the consideration to be received in the Transaction, by the holders (other than Sun Pharma and its affiliates) of Shares is fair, from a financial point of view, to such holders.

Very truly yours,

LEERINK SWANN LLC

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